   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1998.
                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          FPA MEDICAL MANAGEMENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                          8049                         33-0604264
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                                3636 NOBEL DRIVE
                                   SUITE 200
                          SAN DIEGO, CALIFORNIA 92122
                                 (619) 453-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            JAMES A. LEBOVITZ, ESQ.
                         SENIOR VICE PRESIDENT, GENERAL
                             COUNSEL AND SECRETARY
                                3636 NOBEL DRIVE
                                   SUITE 200
                          SAN DIEGO, CALIFORNIA 92122
                                 (619) 453-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             JUSTIN P. KLEIN, ESQ.                            LYNN E. FOWLER, ESQ.
     BALLARD SPAHR ANDREWS & INGERSOLL, LLP                 KILPATRICK STOCKTON LLP
         1735 MARKET STREET, 51ST FLOOR                1100 PEACHTREE STREET, SUITE 2800
     PHILADELPHIA, PENNSYLVANIA 19103-7599                ATLANTA, GEORGIA 30309-4530
                 (215) 665-8500                                  (404) 815-6500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effectiveness of this Registration Statement.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and are in compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================
TITLE OF EACH                                        PROPOSED MAXIMUM PROPOSED MAXIMUM    AMOUNT OF
CLASS OF SECURITIES                   AMOUNT TO BE    OFFERING PRICE     AGGREGATE       REGISTRATION
TO BE REGISTERED                     REGISTERED(1)      PER SHARE      OFFERING PRICE       FEE(2)
-------------------------------------------------------------------------------------------------------
Common Stock, $.002 par value......    1,338,727           N/A              N/A             $2,691
=======================================================================================================

(1) Represents the maximum number of shares of FPA Medical Management, Inc. common stock, par value $.002 per share, to be issued in exchange for all of the issued and outstanding shares of common stock of Meridian Medical Group, Inc., pursuant to the Agreement and Plan of Merger dated as of February 10, 1998 by and among FPA Medical Management, Inc. and Meridian Medical Group, Inc.

(2) Pursuant to Rule 457(f), the registration fee was computed on the basis of one-third of the stated value of the common stock of Meridian Medical Group, Inc. to be exchanged in the merger, computed in accordance with Rule 457(f) as of February 9, 1998, the latest practicable date prior to the date of filing of this Registration Statement.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                          MERIDIAN MEDICAL GROUP, INC.
                       1090 NORTHCHASE PARKWAY, SUITE 375
                            MARIETTA, GEORGIA 30067
                                                                         ,  1998

Dear Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of
Meridian Medical Group, Inc. ("Meridian"), which will be held at      p.m.,
local time, on                , 1998 at Meridian's corporate headquarters, 1090
Northchase Parkway, Suite 375, Marietta, Georgia (the "Meridian Special
Meeting").

     At the Meridian Special Meeting, holders of Meridian's voting common stock, par value $.01 per share ("Meridian Voting Securities"), will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of February 10, 1998 (the "Merger Agreement") by and between FPA Medical Management, Inc. ("FPA") and Meridian. A copy of the Merger Agreement is included as Appendix A to the attached Proxy Statement/Prospectus. On the terms and subject to the conditions of the Merger Agreement, Meridian will be merged with and into FPA (the "Merger"). As a result of the Merger, Meridian will cease to exist as a separate entity.

     Upon consummation of the Merger, outstanding shares of Meridian's voting and non-voting common stock, par value $.01 per share ("Meridian Common Stock"), will be converted into the right to receive (A) a number of shares of FPA common stock equal to the FPA Stock Consideration, (B) cash equal to the FPA Cash Consideration and (C) cash equal to the Contingent Consideration, if any, all as set forth in the Merger Agreement and described in the attached Proxy Statement/Prospectus. Shareholders of Meridian will be able to obtain the Exchange Ratio beginning at the end of the second business day preceding the
Meridian Special Meeting by calling (800)     -     (reservation number
          ).

     THE BOARD OF DIRECTORS OF MERIDIAN, AFTER CAREFUL CONSIDERATION, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, MERIDIAN AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     Please complete, sign, date and promptly return the accompanying proxy even if you are planning to attend the meeting. A return envelope is enclosed for your use and no postage is required if mailed in the United States. If you do attend the Meridian Special Meeting and wish to vote in person, you may revoke your proxy at that time.

                                          Very truly yours,

                                          --------------------------------------
                                          Robert W. Young, M.D.
                                          President

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

       MERIDIAN MEDICAL GROUP, INC.                   FPA MEDICAL MANAGEMENT, INC.
              Proxy Statement                                  Prospectus
                                                            1,338,727 Shares
                                                              Common Stock

        This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the shareholders of Meridian Medical Group, Inc., a Georgia professional corporation ("Meridian"), in connection with the solicitation of proxies by the Board of Directors of Meridian (the "Meridian Board") for use at a Special Meeting of Meridian shareholders to be held at Meridian's corporate headquarters, 1090 Northchase Parkway, Suite 375, Marietta, Georgia 30067 on
           , 1998, at    p.m. local time (the "Meridian Special Meeting"). At
the Meridian Special Meeting, the shareholders of Meridian will be asked to approve the Agreement and Plan of Merger dated as of February 10, 1998 (the "Merger Agreement") by and between FPA Medical Management, Inc., a Delaware corporation ("FPA"), and Meridian, relating to the merger of Meridian with and into FPA (the "Merger"). As a result of the Merger, Meridian will cease to exist as a separate entity. See "THE MERGER AGREEMENT -- The Merger." A copy of the Merger Agreement is included in this Proxy Statement/Prospectus as Appendix A.
        In connection with the Merger, all of the shares of Meridian Common Stock will be converted into the right to receive the Merger Consideration. The Merger Consideration will consist of (A) the number of shares of FPA common stock, par value $.002 per share (the "FPA Common Stock") equal to the FPA Stock Consideration (as defined below), (B) cash equal to the excess of One Million Five Hundred Thousand Dollars ($1,500,000) over the actual Professional Fee Liability (as described in Section 6.10 of the Merger Agreement) and the Special Bonus Liability (as defined in Section 5.01 of the Merger Agreement) (the "FPA Cash Consideration," and together with the FPA Stock Consideration, the "FPA Consideration") and (C) cash equal to the Contingent Consideration, if any (as defined below).
        The aggregate number of shares of FPA Common Stock to be issued in the Merger as FPA Stock Consideration shall be determined based on the average of the closing prices of FPA Common Stock for the 21 consecutive trading days ending on the second trading day prior to Closing (as defined below) as reported on the Nasdaq National Market System ("Nasdaq") (the "FPA Closing Price"). The number of shares of FPA Common Stock to be issued as FPA Stock Consideration in exchange for each share of Meridian Common Stock will be an amount equal to the Meridian Exchange Ratio (as defined below). (The number of issued and outstanding shares of Meridian Common Stock as of the Effective Time is referred to as the "Outstanding Meridian Stock.") The following table sets forth the calculation of the aggregate number of shares of FPA Common Stock comprising the FPA Stock Consideration depending on the FPA Closing Price:

        FPA CLOSING PRICE                                           FPA STOCK CONSIDERATION
---------------------------------    -------------------------------------------------------------------------------------
Greater than $21.06                  the quotient of (A) $24,532,562 minus the Employee Compensation Liability (as defined in Section 5.01(b) of the Merger Agreement) divided by (B) the FPA Closing Price
Less than or equal to $21.06 and     1,164,889 shares of FPA Common Stock minus the number of shares of FPA Common Stock
greater than or equal to $14.94      equal to the quotient of (A) the Employee Compensation Liability divided by (B) the
                                     FPA Closing Price
Less than $14.94                     the quotient of (A) $17,403,442 minus the Employee Compensation Liability divided by
                                     (B) the FPA Closing Price

        The Meridian Exchange Ratio can be represented by the following formula:

Meridian Exchange Ratio         =        FPA Stock Consideration
                                         -----------------------------------------------------------------------------------
                                         Outstanding Meridian Stock

        The amount of FPA Cash Consideration to be distributed in exchange for each share of Outstanding Meridian Stock can be represented by the following formula:

FPA Cash Consideration          =        FPA Cash Consideration
per share of Outstanding                 -----------------------------------------------------------------------------------
Meridian Stock                           Outstanding Meridian Stock

        Within 60 days following the end of the twelve month period commencing at the Effective Time (as defined below), FPA shall deliver to the Meridian shareholders the Contingent Consideration, if any. For each $1,000,000 during the twelve month period beginning on the date after the Closing Date that the revenues, as determined in accordance with generally accepted accounting principles and FPA's customary practice in assigning medical group revenues (and excluding any administrative support payments), of the professional corporation which will employ Meridian shareholder physicians after the Closing Date ("Meridian Revenues") exceed $97,967,185, the Contingent Consideration shall be $1,000,000, but in no event shall the Contingent Consideration exceed $5,000,000. The Contingent Consideration shall not be pro rated between each $1,000,000 of Meridian Revenues attained. The Contingent Consideration shall be payable in cash. The Contingent Consideration shall be reduced by a contingent bonus payable upon achievement of the Meridian Revenues to certain Meridian employees (the "Contingent Employee Compensation"). The Board of Directors of Meridian has voted to fix the Contingent Employee Compensation at an amount equal to 50% of the Contingent Consideration. The amount of Contingent Consideration to be distributed in exchange for each share of Outstanding Meridian Stock can be represented by the following formula:

Contingent Consideration        =        Contingent Consideration -- Contingent Employee Compensation
per share of Outstanding                 -----------------------------------------------------------------------------------
Meridian Stock                           Outstanding Meridian Stock

        The determination of the Merger Consideration and the calculation of the Meridian Exchange Ratio and the Contingent Consideration are more fully described in this Proxy Statement/Prospectus. See "THE MERGER -- Merger Consideration." SHAREHOLDERS OF MERIDIAN COMMON STOCK WILL BE ABLE TO OBTAIN THE MERIDIAN EXCHANGE RATIO BEGINNING AT THE END OF THE SECOND BUSINESS DAY
PRECEDING THE DAY OF THE MERIDIAN SPECIAL MEETING BY CALLING (800)           .
        The shares of FPA Common Stock are traded on Nasdaq under the symbol "FPAM." On February 1998, the last trading day prior to the date of this Proxy
Statement/Prospectus, the closing price of FPA Common Stock was $       .
Assuming the FPA Closing Price was equal to $       , the Professional Fee
Liability was equal to $       , the Special Bonus Liability was equal to
$       , and the Employee Compensation Liability was equal to $       , the FPA
Stock Consideration would consist of      shares of FPA Common Stock and the FPA
Cash Consideration would be $       . Assuming      shares of Outstanding
Meridian Stock, the Meridian Exchange Ratio would be $     and the FPA Cash
Consideration payable for each share of Meridian Common Stock would be $     .
The amount of Contingent Consideration, if any, that the Meridian shareholders will receive may range from $500,000 to $2,500,000 and the Contingent Consideration payable for each share of Outstanding Meridian Stock would range
from $   to $   .
        An affirmative vote for the Merger Agreement by a Meridian shareholder shall constitute agreement by such shareholder to the indemnification provisions of the Merger Agreement and shall limit the ability of FPA to claim for indemnification and recover from such shareholder more than the value of the merger consideration received by such shareholder. See "THE MERGER
AGREEMENT -- Indemnification and Survival."
        To the extent that FPA or Meridian waives compliance with material provisions of or conditions to consummation of the Merger, FPA and Meridian will amend this Proxy Statement/Prospectus, and Meridian will resolicit shareholder votes to the extent required by law.
        This Proxy Statement/Prospectus and the accompanying form of proxy are
first being mailed to shareholders of Meridian on or about         , 1998.
        This Proxy Statement/Prospectus also constitutes the Prospectus of FPA filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of FPA Common Stock to be issued to shareholders of Meridian in the Merger.
     SEE "RISK FACTORS" BEGINNING AT PAGE 23 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS IN EVALUATING THE MERGER AND FPA.
        No persons have been authorized to give any information or to make any representation other than those contained in this Proxy Statement/Prospectus in connection with the solicitation of proxies or the offering of securities made hereby and, if given or made, such information or representation should not be relied upon as having been authorized by FPA or Meridian. This Proxy Statement/Prospectus does not constitute an offer to sell, or the solicitation of an offer to purchase, any securities, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities offered hereby shall, under any circumstances, create any implication that there has been no change in the affairs of FPA or Meridian since the date hereof or that the information set forth or incorporated by reference herein is correct as of any time subsequent to its date. All information herein with respect to FPA has been furnished by FPA and all information herein with respect to Meridian has been furnished by Meridian.
 THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
  SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS             , 1998.

                             AVAILABLE INFORMATION

     FPA is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or from the Commission's Internet Web site at http://www.sec.gov. Shares of FPA Common Stock are traded on the Nasdaq National Market System under the symbol FPAM. Reports and other information concerning the Registrant may be inspected at the Nasdaq National Market.

     FPA has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-4 with respect to the securities offered hereby. This Proxy Statement/Prospectus also constitutes the Prospectus of FPA filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules of the Commission. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as part thereof, are available for inspection and copying at the Commission's offices as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by FPA (File No. 0-24276) with the Commission pursuant to the Exchange Act, are incorporated by reference in this Proxy Statement/Prospectus:

     1. FPA's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed with the Commission on March 31, 1997, as amended by Form 10-K/A filed with the Commission on April 29, 1997.

     2. FPA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on May 15, 1997.

     3. FPA's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed with the Commission on August 14, 1997.

     4. FPA's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Commission on November 14, 1997.

     5. FPA's Current Report on Form 8-K dated March 17, 1997 filed with the Commission on May 16, 1997, as amended by Form 8-K/A filed with the Commission on May 28, 1997.

     6. FPA's Current Report on Form 8-K dated July 31, 1997 filed with the Commission on July 31, 1997, as amended by Form 8-K/A filed with the Commission on October 10, 1997.

     7. The audited combined balance sheets of Foundation Health Medical Services (a wholly owned subsidiary of Foundation Health Corporation) and affiliates as of June 30, 1995 and 1996 and the related combined statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended June 30, 1996 contained in FPA's Registration Statement on Form S-4 dated February 13, 1997.

     8. FPA's Current Report on Form 8-K dated December 9, 1997 filed with the Commission on December 10, 1997.

     9. The description of the FPA Common Stock contained in FPA's Registration Statement on Form 8-A dated October 20, 1994.

     All documents and reports subsequently filed by FPA pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Effective Time of the Merger shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or with respect to FPA in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded, except as so modified or superseded, shall not be deemed to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHICH THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, WITHOUT CHARGE, ON WRITTEN OR ORAL REQUEST DIRECTED TO FPA MEDICAL MANAGEMENT, INC., 3636 NOBEL DRIVE, SUITE 200, SAN DIEGO, CALIFORNIA 92122, ATTENTION: JAMES A. LEBOVITZ (TELEPHONE NUMBER (619) 453-1000). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY
REQUEST SHOULD BE MADE BY                , 1998, THE DATE WHICH IS FIVE BUSINESS
DAYS PRIOR TO THE DATE OF THE MERIDIAN SPECIAL MEETING.

     Some of the information presented in this Proxy Statement/Prospectus constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made by Meridian. Although FPA and Meridian believe that their expectations are based on reasonable assumptions within the bounds of their knowledge of their respective businesses and operations, there can be no assurance that actual results of FPA's or Meridian's operations will not differ materially from expectations. Factors which could cause actual results to differ from expectations include, among others, FPA's ability to successfully integrate acquisitions, FPA's ability to manage growth, the difficulty of controlling health care costs, the reliance of FPA on capitated revenue and FPA's ability to comply with governmental and other regulations, laws and licenses. Specific reference is made to the risks and uncertainties described under "RISK FACTORS" and contained in FPA's periodic reports and registration statements filed with the Commission.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................     2
GLOSSARY OF CERTAIN DEFINED TERMS.....................................................     6
SUMMARY...............................................................................    10
  FPA MEDICAL MANAGEMENT, INC. .......................................................    10
  MERIDIAN MEDICAL GROUP, INC. .......................................................    12
  THE MERGER..........................................................................    12
  THE MERIDIAN SPECIAL MEETING........................................................    20
  FPA AND MERIDIAN COMPARATIVE PER SHARE DATA.........................................    21
  MARKET PRICE AND DIVIDEND DATA......................................................    22
RISK FACTORS..........................................................................    23
  Risks Relating to FPA...............................................................    23
  Risks Relating to Meridian..........................................................    33
  Risks Relating to the Merger........................................................    35
THE MERIDIAN SPECIAL MEETING..........................................................    37
  Date, Time and Place................................................................    37
  Purpose of the Meridian Special Meeting.............................................    37
  Revocation of Proxies...............................................................    37
  Quorum..............................................................................    37
  Vote Required.......................................................................    37
  Record Date; Shareholders Entitled to Vote..........................................    37
  Voting in Person or by Proxy........................................................    38
  Solicitation of Proxies.............................................................    38
  Shareholders' Rights to Dissent.....................................................    38
  Security Ownership of Certain Meridian Beneficial Owners and Management.............    38
THE MERGER............................................................................    40
  Effects of the Merger...............................................................    40
  Merger Consideration................................................................    40
  Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares....    41
  Nasdaq Listing......................................................................    42
  Background of the Merger............................................................    42
  Recommendation of the Meridian Board of Directors and Reasons for the Merger........    42
  Effective Time of the Merger........................................................    42
  Certain Federal Income Tax Consequences.............................................    43
  Accounting Treatment................................................................    45
  Resale of FPA Common Stock by Affiliates............................................    45
  Certain Regulatory Matters..........................................................    46
  Rights of Dissenting Shareholders of Meridian.......................................    46
BOARD OF DIRECTORS AND MANAGEMENT OF FPA FOLLOWING THE MERGER.........................    48
  Board of Directors of FPA Following the Merger......................................    48
  Executive Officers of FPA Following the Merger......................................    48
THE MERGER AGREEMENT..................................................................    49
  The Merger..........................................................................    49
  Effective Time......................................................................    49
  Fractional Shares...................................................................    49
  Surrender and Payment...............................................................    49

                                                                                        PAGE
                                                                                        ----
  Treatment of Meridian Options.......................................................    50
  Certain Representations and Warranties..............................................    50
  Conduct of Business Pending the Merger..............................................    50
  Certain Additional Agreements.......................................................    52
  Conditions to Consummation of the Merger............................................    55
  Termination.........................................................................    56
  Effect of Termination...............................................................    57
  Indemnification and Survival........................................................    57
  Amendment...........................................................................    57
  Waiver..............................................................................    58
COMPARISON OF RIGHTS OF HOLDERS OF MERIDIAN COMMON STOCK AND FPA COMMON STOCK.........    59
  Preferred Stock.....................................................................    59
  Board of Directors..................................................................    59
  Bylaws..............................................................................    60
  Stockholder Meetings................................................................    60
  Indemnification.....................................................................    60
  Stockholder Voting Requirements.....................................................    61
  Action by Consent...................................................................    61
SELECTED HISTORICAL AND PRO FORMA INFORMATION.........................................    62
SELECTED HISTORICAL FINANCIAL DATA -- FPA.............................................    68
SELECTED HISTORICAL FINANCIAL DATA -- MERIDIAN........................................    69
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS -- MERIDIAN..............................................................    70
BUSINESS OF MERIDIAN..................................................................    75
LEGAL MATTERS.........................................................................    76
ADDITIONAL INFORMATION................................................................    76
EXPERTS...............................................................................    76
INDEX TO MERIDIAN MEDICAL GROUP, INC. FINANCIAL STATEMENTS............................   F-1
APPENDIX A -- AGREEMENT AND PLAN OF MERGER DATED AS OF FEBRUARY 10, 1998 BY AND
  BETWEEN FPA AND MERIDIAN............................................................   A-1
APPENDIX B -- GEORGIA BUSINESS CORPORATION ACT CHAPTER 13.............................   B-1

                       GLOSSARY OF CERTAIN DEFINED TERMS

Asset Purchase Agreement...  The Asset Purchase Agreement between PruCare and
                             FPA-Georgia for the purchase of certain assets by FPA-Georgia from PruCare used in the operations of the medical clinics occupied by Meridian physicians.

APB No. 16.................  Accounting Principles Board Opinion No. 16, as
                             amended.

Capitation.................  A per enrollee, per month amount paid pursuant to
                             Payor contracts in exchange for which the PPM or physician group is financially responsible to provide the enrollee with all necessary medical care specified by the capitation arrangement.

Certificate of Merger......  The Agreement of Merger to be filed with the
                             Secretary of State of Delaware and the Secretary of State of Georgia in connection with the Merger.

Closing....................  The closing of the Merger.

Closing Date...............  The date on which the Closing occurs.

Code.......................  The Internal Revenue Code of 1986, as amended.

Commission.................  The Securities and Exchange Commission.

Contingent Consideration...  For each One Million Dollars ($1,000,000) during the twelve month period commencing at the Effective Time that Meridian Revenues, exceed Ninety-Seven Million Nine Hundred Sixty-Seven Thousand One Hundred Eighty-Five Dollars ($97,967,185), the Contingent Consideration shall be One Million Dollars ($1,000,000), but in no event shall the Contingent Consideration exceed Five Million Dollars ($5,000,000). The Contingent Consideration shall be reduced by the Contingent Employee Compensation. The Contingent Consideration shall not be pro rated between each $1,000,000 of Meridian Revenues attained.

Contingent Employee
  Compensation.............  A contingent bonus payable upon achievement of the
                             Meridian Revenues to certain Meridian employees in accordance with Section 2.01 of the Merger Agreement. The Meridian Board has voted to fix the Contingent Employee Compensation at an amount equal to 50% of the Contingent Consideration.

Delaware Act...............  Delaware General Corporation Law.

Effective Time.............  The time at which the Merger will become effective as provided for in the Agreement of Merger or such other time as to which FPA and Meridian shall agree.

Employee Compensation
  Liability................  The amount, if any, of such liability determined at or prior to the Closing Date in accordance with
                             Section 5.01(b) of the Merger Agreement.

Exchange Act...............  Securities Exchange Act of 1934, as amended.

Exchange Agent.............  American Stock Transfer & Trust Company or another bank or trust company designated by FPA acting as an exchange agent.

FPA........................  FPA Medical Management, Inc.

FPA Board..................  The Board of Directors of FPA Medical Management,
                             Inc.

FPA Cash Consideration.....  Cash equal to the excess of One Million Five
                             Hundred Thousand Dollars ($1,500,000) over the actual amount of the Professional Fee Liability and the Special Bonus Liability.

FPA Closing Price..........  The average closing price of FPA Common Stock as reported on Nasdaq for the twenty-one (21) consecutive trading days ending on the second trading day prior to the Closing Date.

FPA Common Stock...........  FPA Medical Management, Inc. Common Stock, par
                             value $.002 per share.

FPA Consideration..........  The FPA Stock Consideration and the FPA Cash
                             Consideration.

FPA-Georgia................  FPA of Georgia, Inc., a Georgia corporation and wholly owned subsidiary of FPA.

FPA Network................  Professional Corporations, other providers of medical services and Payors affiliated with FPA.

FPA Stock Consideration....  In the event the FPA Closing Price is equal to or greater than $14.94 and equal to or less than $21.06, then the FPA Stock Consideration shall consist of One Million One Hundred Sixty-four Thousand Eight Hundred Eight-Nine (1,164,889) shares of fully paid and nonassessable shares of FPA Common Stock, decreased by the number of shares equal to the quotient of (y) the amount of the Employee Compensation Liability divided by (z) the FPA Closing Price. In the event the FPA Closing Price is greater than $21.06, then the FPA Stock Consideration shall be determined by dividing Twenty-Four Million Five Hundred Thirty-Two Thousand Five Hundred Sixty-Two Dollars ($24,532,562) by the FPA Closing Price, decreased by the number of shares equal to the quotient of
                             (y) the amount of the Employee Compensation
                             Liability divided by (z) the FPA Closing Price. In the event the FPA Closing Price is less than $14.94, then the FPA Stock Consideration shall be determined by dividing Seventeen Million Four Hundred Three Thousand Four Hundred Forty-Two Dollars ($17,043,442) by the FPA Closing Price, decreased by the number of shares equal to the quotient of (y) the amount of the Employee Compensation Liability divided by (z) the FPA Closing Price.

Georgia Code...............  Georgia Business Corporation Act.

Global Capitation..........  A capitation arrangement whereby the PPM or physician group is financially responsible to provide enrollees with all necessary inpatient and outpatient medical care.

HMO........................  Health maintenance organization.

HSR Act....................  Hart-Scott-Rodino Antitrust Improvements Act of
                             1976, as amended.

IPA........................  Independent practice association.

Medical Services
Agreement..................  The Medical Services Agreement between PruCare and
                             FPA-Georgia for the provision of medical services to PruCare enrollees by Meridian physicians on and after the Effective Time.

Merger Agreement...........  The Agreement and Plan of Merger dated as of
                             February 10, 1998 by and between FPA and Meridian.

Merger Consideration.......  The FPA Consideration and the Contingent
                             Consideration to be issued to Meridian shareholders in the Merger.

Meridian Board.............  The Board of Directors of Meridian.

Meridian Common Stock......  Meridian Common Stock, $.01 par value per share, including both voting and non-voting Common Stock.

Meridian Exchange Ratio....  FPA Stock Consideration divided by the Outstanding
                             Meridian Stock.

Meridian Record Date.......              , 1998.

Meridian Record Holders....  Holders of Meridian Common Stock as of the Meridian
                             Record Date.

Meridian Revenues..........  The revenues, as determined in accordance with generally accepted accounting principles and FPA's customary practice in assigning medical group revenues (and excluding any administrative support payments), of the professional corporation which will employ Meridian shareholder physicians after the Closing Date.

Meridian Special Meeting...  The Special Meeting of Shareholders of Meridian to
                             be held on                , 1998 at      p.m.,
                             local time at 1090 Northchase Parkway, Suite 375, Marietta, Georgia 30067.

Meridian Voting
Securities.................  The outstanding shares of Meridian voting Common
                             Stock.

Nasdaq.....................  The Nasdaq National Market System.

Outstanding Meridian
Stock......................  The total number of issued and outstanding shares of Meridian Common Stock as of the Effective Time.

Payors.....................  HMOs and other prepaid health insurance plans which provide physician and related health care services to enrollees.

Physician Employment
  Agreements...............  Those Physician Employment Agreements between
                             Meridian and its physician shareholders as amended and assigned to the professional corporation which will employ Meridian shareholder physicians after the Closing Date.

PPM........................  Physician practice management company.

Professional
Corporations...............  Professional corporations affiliated with FPA.

Professional Fee
Liability..................  The amount of fees and expenses owed to KPMG Peat
                             Marwick LLP, Kilpatrick Stockton LLP and Coopers & Lybrand L.L.P., which were incurred in connection with the Merger and the transactions contemplated thereby to the extent that the aggregate of such fees and expenses do not exceed One Million Five Hundred Thousand Dollars ($1,500,000).

Proxy
Statement/Prospectus.......  This proxy statement/prospectus relating to the
                             Merger.

PruCare....................  Prudential Health Care Plan of Georgia, Inc.

Registration Statement.....  The registration statement filed under the
                             Securities Act of which this Proxy
                             Statement/Prospectus forms a part.

Rule 144...................  Rule 144 promulgated under the Securities Act.

Rule 145...................  Rule 145 promulgated under the Securities Act.

Securities Act.............  Securities Act of 1933, as amended.

Special Bonus Liability....  The amount, if any, of such liability determined at or prior to the Closing Date in accordance with
                             Section 5.01(b) of the Merger Agreement.

Subsidiary.................  With respect to any party, any corporation or other organization, whether incorporated or
                             unincorporated, (i) of which more than fifty percent (50%) of either the equity interests in, or the voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party or (ii) which is a professional corporation owned by at least one physician who (x) is an officer and director of such party and is qualified under the laws of such professional corporation's state of incorporation to hold an ownership interest therein or (y) has executed a succession or similar shareholder agreement with such party.

Surviving Corporation......  FPA after the Merger.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. The information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus and the documents incorporated herein by reference.

                          FPA MEDICAL MANAGEMENT, INC.

     FPA is a national physician practice management company which acquires, organizes and manages primary care physician practice networks and provides contract management services to hospital-based emergency departments. FPA provides primary and specialty care services to prepaid managed care enrollees and fee-for-service patients through a network of independent practice association physicians and owned primary care physician groups. FPA manages all covered primary and specialty medical care for each enrollee in exchange for monthly capitation payments pursuant to Payor contracts. Under certain Payor contracts, certain of FPA's subsidiaries and affiliated professional corporations (the "Professional Corporations") also accept the financial risk
for hospital services. FPA is affiliated with approximately           primary
care physicians (including emergency room physicians), who provide services to
approximately           enrollees of           health maintenance organizations
("HMOs") or other prepaid health insurance plans (collectively, "Payors") in states. FPA, through its subsidiary Sterling Healthcare Group, Inc. ("Sterling"), provides management services pursuant to approximately contracts to hospital emergency departments, urgent care, radiology and correctional facilities.

     FPA's strategy is to increase enrollment by adding new Payor relationships and new providers to the existing FPA Network and by expanding the FPA Network into new geographic areas where the penetration of managed healthcare is growing. FPA believes new Payor and provider relationships are possible because of its ability to manage the cost of health care without sacrificing quality. FPA seeks to control the two "gatekeeping" points of entry into the managed health care delivery system -- the primary care physician's office and the emergency room -- thereby giving FPA a platform for coordinating all aspects of patient care under global capitation Payor contracts. FPA is also pursuing national and multi-state Payor contracts, which facilitate more rapid development of provider networks in new markets and thus should enable FPA to increase enrollment in an accelerated manner. FPA or certain of its subsidiaries have recently entered into multi-state Payor contracts with NYLCare Health Plans, Oxford Health Plans, WellPoint Health Network, Inc., PacifiCare Health Systems, Inc., Aetna U.S. Healthcare and Foundation Health Systems, Inc., whereby the FPA Network will be accessible to certain members of each of the Payors in agreed upon geographic areas.

     FPA's relationships with its subsidiaries and Professional Corporations, other providers of medical services and Payors (collectively, the "FPA Network") offer physicians the opportunity to participate more effectively in managed care programs by organizing physician groups within geographic areas to contract with Payors. FPA enhances physician practice operations by assuming administrative functions necessary in a managed care environment. These functions include claims adjudication, utilization management of medical services, Payor contract negotiations, credentialing, financial reporting and the operation of management information systems. Under these arrangements, FPA, on behalf of the Professional Corporations, is responsible for the payment of the cost of medical services, including professional, ancillary and medical management services, and is entitled to amounts received from Payors in excess of such costs. FPA believes that its management model is appealing to physicians because it allows the physicians to retain control of their own practices while gaining access to more patients through participation in a managed care program.

     Except where otherwise permitted by law or regulation, FPA does not engage in the practice of medicine. Due to the constraints of the corporate practice of medicine doctrine, FPA cannot own the majority of shares of the voting stock of the Professional Corporations in most states. FPA has direct or indirect unilateral and perpetual control over the assets and operations of the Professional Corporations which are consolidated with FPA through the ownership of such Professional Corporations by certain physicians who are employees of

FPA or one of its subsidiaries. Each stockholder/director of such Professional Corporations has entered into a succession agreement with FPA which requires such stockholder/director to sell to a designee of FPA such stockholder/director's shares of stock in the relevant Professional Corporation for a nominal amount if such stockholder/director is terminated from employment with FPA.

     Agreements with Payors and providers are entered into with, and approved by, either a subsidiary of FPA or one of the Professional Corporations, depending on applicable state law. In the states where the corporate practice of medicine doctrine prohibits the ownership of professional corporations other than by physicians or physician-owned professional corporations, in most cases the capitation payments are received by the Professional Corporations and are generally assigned to FPA pursuant to administrative services agreements. Where subsidiaries of FPA contract directly with Payors, such subsidiaries receive the capitation payments.

     The FPA Network manages all covered primary and specialty medical care for each enrollee in exchange for monthly capitation payments pursuant to Payor contracts. Specialty care physician services, inpatient hospitalization and certain other services managed by primary care physicians are subject to pre-authorization guidelines and are provided through contracts negotiated by FPA for the Professional Corporations based on discounted fee-for-service, per diem or capitation rates. Contracts with Payors and primary care physicians generally include shared risk arrangements and other incentives designed to encourage the provision of high-quality, cost-effective health care. Under certain Payor contracts, certain of FPA's subsidiaries and Professional Corporations also accept the financial risk for hospital services. Because the Professional Corporations and certain FPA subsidiaries are obligated to provide medical services, some of the costs of which are variable, for fixed capitation fees, FPA's profitability may vary based on the ability of FPA and its affiliated providers to control such health care costs.

     FPA recruits physicians and contracts for their services to provide staffing of emergency departments. FPA also assists its hospital clients in such areas as physician scheduling, operations support, quality assurance and departmental accreditation as well as billing and record keeping. In addition, FPA has expanded its hospital-based services to include the management of anesthesiology departments and rural health care clinics.

     The future growth of FPA is largely dependent on a continued increase in the number of new enrollees in the FPA Network. This growth may come from (i) affiliations with, or acquisitions of, individual or group physician practices serving enrollees of Payors in the FPA Network or of new Payors, (ii) increased membership in plans of Payors with which the Professional Corporations or subsidiaries of FPA have contracts and whose members are patients of physicians in the FPA Network or (iii) agreements with Payors, physicians and hospitals in other geographic markets. The process of identifying and consummating suitable acquisitions of, or affiliations with, physician groups can be lengthy and complex. The environment for such acquisitions and affiliations is subject to increasing competitive pressures. There can be no assurance that FPA will be successful in identifying, acquiring or affiliating with additional physician groups or hospitals or that the Professional Corporations or subsidiaries of FPA will be able to contract with new Payors. In addition, there can be no assurance that FPA's acquisitions will be successfully integrated on a timely basis or that the anticipated benefits of these acquisitions will be realized; failure to effectively accomplish the integration of acquired entities may have a material adverse effect on FPA's results of operations and financial condition. FPA's ability to expand is also dependent upon its ability to comply with legal and regulatory requirements in the jurisdictions in which it operates or will operate and to obtain necessary regulatory approvals, certificates and licenses.

     FPA is regularly in discussions with potential acquisition candidates and may from time to time enter into letters of intent or definitive agreements with respect to the acquisition of such businesses. There can be no assurance that FPA will acquire any additional businesses.

     The health care industry is subject to extensive federal and state legislation and regulation. Changes in the regulations or interpretations of existing regulations could significantly affect the business of FPA.

     FPA's executive offices are located at 3636 Nobel Drive, Suite 200, San Diego, California 92122 and its telephone number is (619) 453-1000.

     FPA Recent Developments. FPA entered into an Agreement and Plan of Merger dated January 21, 1998, as amended as of January 28, 1998, among FPA, FPA Medical Management of California, Inc. ("FPA-CA"), Orange Coast Managed Care Services, Inc. ("OCMCS") and St. Joseph Medical Corporation ("SJMC") whereby OCMCS and SJMC will merge with and into FPA-CA. OCMCS is a physician practice management company providing medical management services, organizational development and contracting support to SJMC. SJMC operates both an IPA, which provides care through approximately 580 contracting physicians to approximately 129,000 managed care members, and a medical group, which employs 48 physicians who serve approximately 54,800 managed care members. FPA anticipates that the merger will be consummated in the second quarter of 1998 and is subject to OCMCS and SJMC shareholder approval, regulatory approval and other customary closing conditions.

     For certain financial information regarding FPA and the Merger, see "Selected Historical and Proforma Information" and "Selected Historical Financial Data -- FPA."

                          MERIDIAN MEDICAL GROUP, INC.

     Meridian is a primary care medical practice located in the metropolitan Atlanta, Georgia area. Meridian was the first primary care practice in the metropolitan Atlanta market to focus on managed care. Meridian currently employs 55 physicians on a full-time equivalency ("FTE") basis, and has nine office locations providing primary care medical services, plus Meridian's administrative office. Although Meridian obtains a small percentage of its income from fee-for-service arrangements and the Medicare and Medicaid programs, it derives substantially all of its revenues for medical services provided through capitated arrangements. Meridian typically enters into sub-capitation agreements with physician specialists in the Atlanta area to provide specialty medical services to Meridian's patients. Because Meridian typically is obligated to provide medical services for fixed capitation fees, the costs of which may be variable, Meridian's profitability may vary based on the ability of Meridian to control those health care costs.

     Meridian anticipates that it will receive approximately 89% of its 1998 revenues pursuant to a contract with PruCare. The most recent contract between Meridian and PruCare was entered into and effective as of January 1, 1998. Pursuant to Meridian's agreement with PruCare, Meridian is responsible for providing in-patient and out-patient medical services to PruCare HMO members assigned to Meridian. See "RISK FACTORS -- Risks Relating to Meridian -- Risks Related to Full Risk Capitation."

                                   THE MERGER

Effects of the
  Merger...................  Pursuant to the Merger, Meridian will merge with and into FPA. As a result of the Merger, Meridian will cease to exist as a separate entity (FPA is sometimes referred to in this Proxy
                             Statement/Prospectus as the "Surviving
                             Corporation").

                             In connection with the Merger, all shares of Meridian Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each holder of a certificate representing such shares shall cease to have any rights with respect thereto, except the right to receive for each share of Meridian Common Stock outstanding as of the Effective Time, (A) the number of shares of FPA Common Stock equal to the Meridian Exchange Ratio, (B) cash equal to the FPA Cash Consideration divided by the Outstanding Meridian Stock and (C) the Contingent Consideration divided by the Outstanding Meridian Stock (the FPA Stock Consideration, the FPA Cash Consideration and the Contingent Consideration being collectively referred to herein as the "Merger Consideration"). (The number of issued and outstanding shares of Meridian Common Stock as of the Effective Time is referred to as the "Outstanding Meridian Stock.") Each share of Meridian Common Stock held in Meridian's treasury and any shares of Meridian Common Stock owned by FPA or any Subsidiary of FPA will be canceled and retired and will cease to exist and no consideration will be delivered in exchange therefor. If applicable, each outstanding share of Meridian Common Stock, the holder of which is eligible for dissenters' rights in accordance with the Georgia Business Corporation Act ("Georgia Code") will not be converted into a right to receive the Merger Consideration, but such holder will be entitled to only such rights as are granted under the applicable provisions of the Georgia Code. See "THE MERGER -- Merger Consideration" and "-- Rights of Dissenting Shareholders of Meridian".

                             The aggregate number of shares of FPA Common Stock to be issued in the Merger as FPA Stock Consideration shall be determined based on the FPA Closing Price. The following table sets forth the calculation of the aggregate number of shares of FPA Common Stock comprising FPA Stock Consideration depending on the FPA Closing Price:

                                     FPA CLOSING PRICE            FPA STOCK CONSIDERATION
                               -----------------------------   -----------------------------
                               Greater than $21.06             the quotient of (A)
                                                               $24,532,562 minus the
                                                               Employee Compensation
                                                               Liability divided by (B) the
                                                               FPA Closing Price
                               Less than or equal to $21.06    1,164,889 shares of FPA
                               and greater than or equal to    Common Stock minus the number
                               $14.94                          of shares of FPA Common Stock
                                                               equal to the quotient of (A)
                                                               the Employee Compensation
                                                               Liability divided by (B) the
                                                               FPA Closing Price
                               Less than or equal to $14.94    the quotient of (A)
                                                               $17,403,442 minus the
                                                               Employee Compensation
                                                               Liability divided by (B) the
                                                               FPA Closing Price

                             The Meridian Exchange Ratio can be represented by the following formula:

                                                                 FPA Stock Consideration
                                                           ------------------------------------
                               Meridian Exchange Ratio =        Outstanding Meridian Stock

                             The amount of FPA Cash Consideration to be distributed in exchange for each share of Outstanding Meridian Stock can be represented by the following formula:

                               FPA Cash Consideration per =         FPA Cash Consideration
                               share of Outstanding Meridian   --------------------------------
                               Stock                              Outstanding Meridian Stock

                             Within 60 days following the end of the twelve month period commencing at the Effective Time, FPA shall deliver to the Meridian shareholders the Contingent Consideration, if any. For each $1,000,000 during the twelve month period beginning on the date after the Closing Date that revenues, as determined in accordance with generally accepted accounting principles and FPA's customary practice in assigning medical group revenues (and excluding any administrative support payments), of the professional corporation which will employ Meridian shareholder physicians after the Closing Date ("Meridian Revenues"), exceed $97,967,185, the Contingent Consideration shall be $1,000,000, but in no event shall the Contingent Consideration exceed $5,000,000. The Contingent Consideration shall not be pro rated between each $1,000,000 of Meridian Revenues attained. The Contingent Consideration shall be payable in cash. The Contingent Consideration shall be reduced by a contingent bonus payable upon achievement of the Meridian Revenues to certain Meridian employees (the "Contingent Employee Compensation"). The Meridian Board has voted to fix the Contingent Employee Compensation at an amount equal to 50% of the Contingent Consideration. The amount of Contingent Consideration to be distributed in exchange for each share of Outstanding Meridian Stock can be represented by the following formula:

                                                                  Contingent Consideration -
                               Contingent Consideration =         Contingent Employee
                               per share of Outstanding           Compensation
                               Meridian Stock                     -------------------------------
                                                                  Outstanding Meridian Stock

                             The shares of FPA Common Stock are traded on Nasdaq
                             under the symbol "FPAM." On             , 1998, the
                             last trading day prior to the date of this Proxy Statement/Prospectus, the closing price of FPA
                             Common Stock was $          . Assuming the FPA
                             Closing Price was equal to $          , the
                             Professional Fee Liability was equal to
                             $          , the Employee Compensation Liability
                             was equal to $          , and the Special Bonus
                             Liability was equal to $          , the FPA
                             Consideration would consist of shares of FPA Common
                             Stock and $          . Assuming           shares of
                             Outstanding Meridian Stock, the Meridian Exchange
                             Ratio would be           and the FPA Cash
                             Consideration payable for each share of Outstanding
                             Meridian Stock would be $          . The amount of
                             Contingent Consideration, if any, that the Meridian shareholders will receive may range from $500,000 to $2,500,000 and the Contingent Consideration payable for each share of Outstanding Meridian
                             Stock would range from $          to $          .

                             The determination of the Merger Consideration and the calculation of the Meridian Exchange Ratio, the FPA Cash Consideration and the Contingent Consideration are more fully described in this Proxy Statement/Prospectus. See "THE
                             MERGER -- Merger Consideration." SHAREHOLDERS OF MERIDIAN COMMON STOCK WILL BE ABLE TO OBTAIN THE EXCHANGE RATIO BEGINNING AT THE END OF THE SECOND BUSINESS DAY PRECEDING THE DAY OF THE MERIDIAN
                             SPECIAL MEETING BY CALLING (800)           .

                             No fractional shares of FPA Common Stock will be issued in connection with the Merger, and in lieu of any such fractional share, each holder of Meridian Common Stock who would otherwise have been entitled to a fraction of a share of FPA Common Stock will be entitled to receive a cash payment equal to such fraction multiplied by the FPA Closing Price.

Indemnification............  The Merger Agreement provides that each of the
                             Meridian shareholders shall jointly and severally indemnify FPA after the Effective Time and until one year following the Effective Time from and against losses incurred arising out of any breach of the representations and warranties by Meridian in the Merger Agreement. FPA shall not be able to recover from the shareholders of Meridian more than the Merger Consideration and no Meridian shareholder will be responsible for more than the Merger Consideration received by such shareholder. See "THE MERGER AGREEMENT -- Indemnification and Survival."

Recommendation of
Meridian's
  Board of Directors.......  The Meridian Board believes that the terms of the
                             Merger are fair to and in the best interests of the holders of the Meridian Common Stock and has unanimously approved the Merger Agreement and the related transactions. The Meridian Board unanimously recommends that Meridian shareholders approve the Merger Agreement. See "THE
                             MERGER -- Recommendation of the Meridian Board of Directors and Reasons for the Merger."

                             The Meridian Board considered a number of material factors, favorable, neutral and adverse, in its evaluation of the Merger, each of which is described at "THE MERGER -- Recommendation of the Meridian Board of Directors and Reasons for the Merger." See "RISK FACTORS."

Effective Time of
  the Merger...............  The Merger will become effective at the time (the
                             "Effective Time") specified in the Agreement of Merger (the "Certificate of Merger") to be filed with the Secretary of State of Delaware and the Secretary of State of Georgia. The filing will be made on or as soon as practicable after the closing of the Merger (the "Closing"). It is anticipated that the Closing will occur on the date of the Meridian Special Meeting.

Conditions to the
  Merger...................  The obligations of FPA and Meridian to consummate the Merger are subject to certain conditions including (i) the effectiveness of the Registration Statement of which this Proxy Statement/Prospectus is a part, (ii) obtaining the approval of the shareholders of Meridian, (iii) the absence of any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, (iv) the receipt of all consents, approvals and actions of, filings with and notices to any governmental or regulatory authority or any other public or private third parties required by FPA, Meridian or any of their Subsidiaries to consummate the Merger and the other matters contemplated by the Merger Agreement, (v) the approval for inclusion on Nasdaq of the FPA Common Stock to be issued in connection with the Merger, (vi) the receipt by each party of various certificates, consents, instruments and agreements required by the Merger Agreement, and (vii) the accuracy in all material respects of the representations and warranties of each party and performance in all material respects of all agreements, covenants and obligations by each party.

                             The obligation of FPA to consummate the Merger is subject to certain additional conditions including
                             (i) the receipt by Meridian and its Subsidiaries of all consents (or in lieu thereof waivers) from parties to each contract disclosed in the Merger Agreement, (ii) since the date of the Merger Agreement, there shall not have been either (A) a decrease of ten percent (10%) or more (plus one) in the number of physicians (calculated on a FTE basis) employed by Meridian or (B) a reduction in the number of PruCare covered lives serviced by Meridian to less than 67,700, which, taken as a whole, have had or could be reasonably expected to have a material adverse effect on Meridian and its Subsidiaries, (iii) FPA shall have received the opinions of Kilpatrick Stockton LLP and Morris, Manning & Martin, counsel to Meridian, dated the Closing Date, in form reasonably acceptable to FPA,
                             (iv) FPA and its Subsidiaries shall have received all consents (or in lieu thereof waivers) from parties to each contract disclosed in the Merger Agreement, (v) the Asset Purchase Agreement between FPA of Georgia, Inc. ("FPA-Georgia") and Prudential Health Care Plan of Georgia, Inc. ("PruCare") for the purchase of certain assets by FPA-Georgia from PruCare used in the operations of the medical clinics occupied by Meridian physicians (the "Asset Purchase Agreement") shall be effective, (vi) the Medical Services Agreement between FPA-Georgia and PruCare for the provision of medical services to PruCare enrollees by Meridian physicians on and after the Effective Time (the "Medical Services Agreement") shall be effective and (vii) the Physician Employment Agreements between Meridian and its physician shareholders as amended and assigned to an FPA-affiliated professional corporation as of the Effective Time (the "Physician Employment Agreements") shall have been entered into by at least 90% (minus one) of the Meridian physicians (calculated as of the date of the Merger Agreement on a FTE basis). Additionally, the obligation of Meridian to consummate the Merger is subject to the condition that Meridian shall have received the opinions of Ballard Spahr Andrews & Ingersoll, LLP, counsel to FPA, and James A. Lebovitz, general counsel to FPA, dated the Closing Date, in form reasonably acceptable to Meridian.

                             Either FPA or Meridian may extend the time for performance of any of the obligations of the other party, may waive any inaccuracies in the representations and warranties of the other party or may waive compliance with those obligations. To the extent material provisions or conditions are waived, FPA and Meridian will amend this Proxy Statement/Prospectus, and Meridian will resolicit shareholder votes to the extent required by applicable law. See "THE MERGER
                             AGREEMENT -- Conditions to Consummation of the Merger."

Termination, Amendment
  and Waiver...............  The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of FPA and Meridian, or, generally, by either of the parties, if, among other things, (i) the Merger shall not have been completed by June 30, 1998,
                             (ii) any required governmental or regulatory approval is not obtained, (iii) either of the parties materially breaches any of its representations, warranties or covenants under the Merger Agreement which breach has not been cured within specified time periods, or (iv) the Merger is prohibited by court order. Either FPA or Meridian may terminate the Merger Agree-ment if the respective conditions to each such party's obligations have not been satisfied or waived on or prior to the Closing Date. See "THE MERGER AGREEMENT -- Termination," "-- Amendment" and "-- Waiver."

Rights of Meridian
  Shareholders.............  Meridian is a Georgia professional corporation and the rights of its shareholders are governed by the Georgia Code and Meridian's Articles of Incorporation and Bylaws as well as by the Second Amended and Restated Shareholders' Agreement dated as of January 22, 1996 by and among Meridian (formerly Southeastern Health Services, Inc.) and the Meridian shareholders (the "Shareholders' Agreement"). If the Merger is consummated, Meridian's shareholders will become stockholders of FPA, and their rights will be governed by the Delaware General Corporation Law (the "Delaware Act"), and the Certificate of Incorporation and Bylaws of FPA. There are no material differences between shareholders' rights under Meridian's Articles of Incorporation, Bylaws and Shareholders' Agreement and stockholders' rights under the Delaware Act, and FPA's Certificate of Incorporation and Bylaws. See "COMPARISON OF RIGHTS OF HOLDERS OF MERIDIAN COMMON STOCK AND FPA COMMON STOCK."

Dissenters' Rights.........  Any shareholder of record of Meridian Voting
                             Securities who objects to the Merger and who fully complies with Section 14-2-1301 et seq. of the Georgia Code ("Article 13") will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of his or her shares of Meridian Common Stock if the Merger is consummated.

                             Any Meridian shareholder desiring to receive payment of the fair value of his or her Meridian Common Stock in accordance with the requirements of
                             Article 13: (a) must deliver to Meridian prior to the time the shareholder vote on the Merger Agreement is taken, a written notice of his or her intent to demand payment for his or her shares if such Merger is consummated; (b) must not vote his or her shares in favor of the Merger Agreement; and
                             (c) must demand payment and deposit stock certificates representing Meridian Common Stock in accordance with the terms of a notice which will be sent to the Meridian shareholder by the Surviving Corporation no later than 10 days after such Merger Agreement is consummated. See "THE MERGER -- Rights of Dissenting Shareholders of Meridian."

HSR Act Filing.............  The Hart-Scott-Rodino Antitrust Improvements Act of
                             1976, as amended (the "HSR Act") and the rules and regulations thereunder provide that certain transactions may not be consummated until required information and materials have been furnished to the Federal Trade Commission (the "FTC") and the Department of Justice (the "DOJ") and certain waiting periods have expired or been terminated. FPA and Meridian made their respective filings under the HSR Act with the FTC on February 12, 1998. The required waiting period under the HSR Act will expire at 11:59 p.m. on the thirtieth (30th) day following the date of filing the properly completed notification and report forms, unless extended by a request from the FTC for additional information or documentary material or unless early termination of the waiting period is granted. The respective obligations of FPA and Meridian to consummate the Merger are conditioned upon all waiting periods (and any extension thereof) applicable to the consummation of the Merger under the HSR Act having expired or been terminated. See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger." Notwithstanding the expiration of the waiting period of the HSR Act filings, the FTC, DOJ or others could take action under antitrust laws, before or after the Effective Time, seeking the divestiture by FPA of all or any part of the assets of Meridian acquired in the Merger. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. See "THE MERGER -- Certain Regulatory Matters."

Material Federal Income Tax
  Consequences.............  The Merger is intended to qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Assuming the Merger so qualifies as a reorganization within the meaning of Section 368(a) of the Code, in general, no gain or loss will be recognized by holders of Meridian Common Stock to the extent they exchange their Meridian Common Stock for FPA Common Stock, but cash received will be taxable to the extent of any gain realized by a holder in the exchange. No gain or loss will be recognized by FPA or Meridian. For a further discussion of the federal income tax consequences of the Merger see "THE
                             MERGER -- Certain Federal Income Tax Consequences."

Accounting Treatment.......  The Merger will be accounted for using the
                             "purchase" method of accounting. See "THE
                             MERGER -- Accounting Treatment."

Risk Factors...............  Certain factors to be considered in connection with an investment in FPA Common Stock and approval of the Merger Agreement are set forth under "RISK FACTORS." Risks relating to FPA include no assurance of successful integration of acquisitions, expanded service offering; risks of financial leverage; growth strategy; difficulty in maintaining growth; risks related to intangible assets; difficulty in controlling health care costs, capitated nature of revenue; risks related to full risk capitation; risks related to fee-for-service contracts; dependence on government and other third party payors; reliance on certain payors; terminability of Payor contracts; dependence on primary care physicians and emergency medicine physicians; risks related to classification of physicians as independent contractors; state laws regarding prohibition of corporate practice of medicine; possible negative effects of prospective health care reform; possible negative effects of governmental regulations; antitrust regulation; competitive market forces; potential liabilities; fluctuations in quarterly results; possible volatility of stock price; dependence upon key personnel; employment contracts; risk of dilution and additional capital needs; shares eligible for future sale; and anti-takeover effect of certain provisions. Risks relating to Meridian include risks related to financial leverage; difficulty in controlling health care costs, capitated nature of revenue; risks related to full risk capitation; reliance on PruCare, terminability of PruCare payor contract; possible negative effects of health care reform; possible negative effects of state insurance regulations; potential liabilities; possible negative effects of governmental regulations; competitive market forces; and fluctuations in quarterly results. Risks relating to the Merger include the impact on FPA's financial statements; no assurance of successful integration of certain operations; exchange ratio may not fully reflect changes in the FPA stock price; need for additional capital; possible loss of business; rights of Meridian shareholders following the Merger; and federal income tax consequences.

Surrender of
  Certificates.............  Promptly after the Effective Time, FPA's exchange agent will mail a transmittal form and exchange instructions to each holder of record of Meridian Common Stock. CERTIFICATES FOR SHARES OF MERIDIAN COMMON STOCK SHOULD NOT BE SURRENDERED UNTIL SUCH TRANSMITTAL FORM AND EXCHANGE INSTRUCTIONS ARE RECEIVED.

Resale Restrictions........  All shares of FPA Common Stock received by Meridian shareholders will be freely tradeable, except that shares of FPA Common Stock received by persons who are deemed to be "affiliates" (as such term is defined in the Securities Act) of Meridian or FPA at the time of the Special Meeting may be resold by them only in certain permitted circumstances under the Securities Act and other applicable securities laws. See "THE MERGER -- Resale of FPA Common Stock by Affiliates."

                          THE MERIDIAN SPECIAL MEETING

Special Shareholder
Meeting....................  The special meeting of shareholders of Meridian
                             (the "Meridian Special Meeting") will be held on
                                            , 1998 at      p.m. local time at
                             Meridian's offices located at 1090 Northchase Parkway, Suite 375, Marietta, Georgia 30067.

Matter to be Considered at
the Meridian Special
Meeting....................  At the Meridian Special Meeting, shareholders will be asked to approve and adopt the Merger Agreement.

   MERIDIAN'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE
                 APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

Quorum; Vote Required......  The presence in person or by proxy of the holders of a majority of the shares of Meridian Common Stock entitled to vote at the Meridian Special Meeting (the "Meridian Voting Securities") is necessary to constitute a quorum at the meeting. Approval of the Merger Agreement and of the possible adjournment or postponement of the Meridian Special Meeting requires the affirmative vote of a majority of the Meridian Voting Securities present either in person or by proxy at the Meridian Special Meeting. See "THE MERIDIAN SPECIAL MEETING -- Vote Required" and "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

Meridian Record Date;
Outstanding Meridian
Stock......................  Only shareholders of record of Meridian voting
                             Common Stock ("Meridian Record Holders") at the
                             close of business on             , 1998 (the
                             "Meridian Record Date") are entitled to notice of and to vote at the Meridian Special Meeting. On
                             that date, there were      shares of Meridian
                             Common Stock outstanding, of which           shares
                             were Meridian Voting Securities and
                             shares were non-voting Common Stock with each share of Meridian Voting Securities entitled to one vote per share, with respect to voting on the Merger Agreement.

Security Ownership of
Meridian Management........  As of the Meridian Record Date, the directors and executive officers of Meridian as a group owned approximately 25.99% of the voting power represented by the Meridian Voting Securities. See "THE MERIDIAN SPECIAL MEETING -- Security Ownership of Certain Meridian Beneficial Owners and Management."

Reasons for the Merger.....  The Board of Directors of Meridian, after careful consideration, has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Merger is fair to, and in the best interests of, Meridian and its shareholders and recommends a vote FOR the approval and adoption of the Merger Agreement. The Meridian Board believes the Merger offers Meridian an attractive opportunity to strengthen its competitive position and enhance its profile with physicians and Payors. Furthermore, the Merger will allow Meridian to align with a leading physician practice management company in a consolidating industry while at the same time affording shareholders enhanced liquidity due to the developed market for FPA's publicly traded shares. Disadvantages include the possibility that FPA will not be able to integrate successfully recent acquisitions, the possibility that FPA will not be able to sustain its growth strategy and FPA's leveraged balance sheet. See "THE
                             MERGER -- Recommendation of the Meridian Board of Directors and Reasons for the Merger."

                  FPA AND MERIDIAN COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of FPA and combined per share data of FPA and Meridian on an unaudited pro forma basis, based on the assumption that the Merger occurred at the beginning of the earliest period presented. Historical financial data of FPA has been restated to include the effects of the October 1996 merger with Sterling, the March 1997 merger with AHI Healthcare Systems, Inc. ("AHI"), the June 1997 merger with HealthCap, Inc. ("HealthCap"), the September 1997 merger with Axminster Medical Group, Inc. ("Axminster"), and the October 1997 merger with Health Partners, Inc. ("Health Partners"), all of which were accounted for as "poolings of interests." Historical net earnings per common share of Meridian has not been presented as Meridian is a nonpublic company. The pro forma comparative per share data gives effect to the Merger assuming the issuance of 1,164,889 shares of FPA Common Stock in the Merger.

HISTORICAL EARNINGS (LOSS) PER SHARE DATA

                                             YEARS ENDED DECEMBER 31,
                                           ----------------------------       NINE MONTHS ENDED
                                            1994       1995       1996        SEPTEMBER 30, 1997
                                           ------     ------     ------       ------------------
    FPA..................................  $(0.19)    $(0.39)    $(2.54)            $(0.34)
                                                      ------     ------             ------

FPA AND MERIDIAN PRO FORMA COMBINED EARNINGS (LOSS) PER SHARE DATA

                                                             YEARS ENDED      NINE MONTHS ENDED
                                                          DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                                          -----------------   ------------------
    Pro forma combined per FPA share....................       $ (2.53)             $(0.34)
                                                               -------              ------
    Pro forma equivalent per Meridian share.............        (11.30)              (1.53)
                                                               -------              ------

BOOK VALUE PER COMMON SHARE

                                                            DECEMBER 31,        SEPTEMBER 30,
                                                                1996                 1997
                                                          -----------------   ------------------
    FPA -- Historical...................................        $ 4.11              $ 4.06
                                                               -------             -------
    Meridian -- Historical..............................         (3.70)              (1.22)
                                                               -------             -------
    Pro forma combined per FPA share....................                              4.46
                                                                                   -------
    Pro forma equivalent per Meridian share.............                             19.94
                                                                                   -------

                         MARKET PRICE AND DIVIDEND DATA

     FPA Common Stock is listed on Nasdaq under the symbol "FPAM." The Meridian Common Stock is not traded on any securities market or exchange.

     The range of high and low bid prices, as reported on Nasdaq, for FPA Common Stock for the periods indicated, is as follows:

                                                                     HIGH     LOW
                                                                     ----     ---
            1996
              First Quarter........................................   13  1/4   8  5/8
              Second Quarter.......................................   20  1/8  12  1/8
              Third Quarter........................................   27  1/8  12  1/2
              Fourth Quarter.......................................   29  1/2  16  3/8
            1997
              First Quarter........................................   28  1/2  18  1/4
              Second Quarter.......................................   24  1/2  14  7/8
              Third Quarter........................................   35  1/4  22  7/8
              Fourth Quarter.......................................   39 13/16 16  7/8
            1998
              First Quarter (through February 4, 1998).............   20  1/4  14  7/8

     The closing price of FPA Common Stock on Nasdaq on December 5, 1997, the last full trading day prior to the public announcement of the proposed agreement
by FPA and Meridian to enter into a transaction, was $23.50 and on             ,
1998 was $          .

     FPA declared no cash dividends during 1995, 1996 or 1997 and has no plans to declare cash dividends in the foreseeable future. FPA's Credit Agreement with BankBoston, N.A. and the lenders parties thereto and FPA's 6 1/2% Convertible Subordinated Debentures limit the ability of FPA to pay cash dividends.

     As of the Meridian Record Date, there were           holders of record of
Meridian voting Common Stock.

     Meridian paid no dividends during 1997. Meridian paid a per-share stock dividend of 0.1 shares during 1996 and a per-share cash dividend of $0.45 during 1995. Meridian's $8,000,000 Amended and Restated Credit Facility Agreement with NationsBank, N.A. dated December 3, 1996, as amended (the "Credit Agreement") limits the ability of Meridian to pay certain dividends. Accordingly, no assurances can be given that dividends will be declared in the future.

                                  RISK FACTORS

     In addition to other information in this Proxy Statement/Prospectus, the following factors should be considered carefully in evaluating the proposals to be voted on at the Meridian Special Meeting. All information contained herein includes the financial results of AHI, HealthCap, Axminster and Health Partners, for all periods from the effective dates of their respective mergers with FPA, all of which were accounted for as poolings of interests.

RISKS RELATING TO FPA

     No Assurance of Successful Integration of Acquisitions; Expanded Service Offering. Since 1994, FPA has pursued an aggressive growth strategy. FPA's growth has been achieved primarily through acquisitions, several of which have been completed during the last twelve months. Several of these acquisitions are large transactions which involve significant risks and uncertainties for FPA. FPA intends to continue to pursue growth through acquisitions. See
"SUMMARY -- FPA MEDICAL MANAGEMENT, INC. -- FPA Recent Developments." The success of past and future acquisitions is largely dependent on the ability of FPA to integrate the operations of the acquired companies into FPA's operations in an efficient and effective manner. The process of integrating management services, which includes management information systems, claims administration and billing services, utilization management of medical services, care coordination and case management, quality and cost monitoring and physician recruitment, as well as administrative functions, facilities and other aspects of operations, while managing a larger and geographically expanded entity, presents a significant challenge to FPA's management. In addition, integration must be carried out so that FPA is able to control medical and administrative costs. The ability to control such costs is key to the successful future operations of FPA. There can be no assurance that FPA's acquisitions will be successfully integrated on a timely basis or that the anticipated benefits of these acquisitions, including cost savings, will be realized. Furthermore, there can be no assurance that any cost savings which are realized will not be offset by increases in other expenses or operating losses. FPA will encounter similar uncertainties and risks with respect to any future acquisitions it may make. Failure to effectively accomplish the integration of acquired companies could have a material adverse effect on FPA's results of operations and financial condition.

     Certain of the companies recently acquired by FPA have recently or historically operated at a loss. Other acquired companies have experienced fluctuations in quarter-to-quarter operating results. See "-- Fluctuations in Quarterly Results." FPA has commenced the institution of certain measures intended to reduce these losses and quarterly fluctuations and to operate the acquired businesses profitably. However, there can be no assurance that FPA will reverse these trends or operate these entities profitably. If there are continuing operating losses at the acquired companies, FPA may need additional capital to fund its business, and there can be no assurance that such additional capital can be obtained or, if obtained, it will be on terms acceptable to FPA.

     FPA is regularly in discussions with potential acquisition candidates and may from time to time enter into letters of intent or definitive agreements with respect to the acquisition of such businesses. No assurance can be given as to FPA's ability to compete successfully at favorable prices for available acquisition candidates or to complete future acquisitions, or as to the financial effect on FPA of any acquired business. Future acquisitions by FPA may involve the issuance of additional shares of common stock, which could have a dilutive effect on earnings per share, or could involve significant cash expenditures and may result in increased indebtedness and interest and amortization expenses or decreased operating income, which could have an adverse impact on FPA's future operating results.

     The integration of acquired entities also requires the dedication of management resources, which may distract the attention of management from the day-to-day business of the combined companies. Furthermore, new acquisitions may expose the FPA Network to new Payors and providers with which it has had no previous business experience. FPA cannot predict whether it will be able to enroll into the FPA Network all members currently served by physicians affiliated with newly acquired entities. Also, there can be no assurance that there will not be substantial unanticipated costs or other material adverse effects associated with acquisition and integration activities, any of which could result in significant one-time charges to earnings or otherwise adversely affect FPA's operating results.

     In addition, through Sterling, FPA manages and supports hospital-based emergency departments. These services present certain risks and uncertainties due to FPA's relative unfamiliarity with these types of services and the market for such services. There can be no assurance that FPA will be successful in developing and integrating Sterling's operations and services.

     Risks of Financial Leverage. FPA's indebtedness is significant in relation to its total capitalization. Giving effect to amounts drawn down pursuant to FPA's $315 Million Credit Agreement (including the term loan) with BankBoston, N.A., as Administrative Agent for the Lenders parties thereto, dated June 30, 1997, as amended (the "Credit Agreement"), and the issuance of FPA's 6 1/2% Convertible Subordinated Debentures due 2001 (the "Debentures") in December 1996, FPA's indebtedness accounts for approximately 169% of FPA's total capitalization as of September 30, 1997. While FPA believes it will be able to service its debt, there can be no assurance to that effect. The degree to which FPA is leveraged could affect its ability to service its indebtedness, make capital expenditures, respond to market conditions and extraordinary capital needs, take advantage of certain business opportunities or obtain additional financing. Unexpected declines in FPA's future business, or the inability to obtain additional financing on terms acceptable to FPA, if required, could impair FPA's ability to meet its debt service obligations or fund acquisitions and, therefore, could materially adversely affect FPA's business and future prospects.

     Growth Strategy; Difficulty in Maintaining Growth. The future growth of FPA is largely dependent on a continued increase in the number of new enrollees in the FPA Network. This growth may come from (i) affiliations with, or acquisitions of, individual or group physician practices serving enrollees of Payors in the FPA Network or of new Payors, (ii) increased membership in plans of Payors with which the Professional Corporations and certain FPA subsidiaries have contracts and whose members are patients of physicians in the FPA Network or (iii) agreements with Payors, physicians and hospitals in other geographic markets. The process of identifying and consummating suitable acquisitions of, or affiliations with, physician groups can be lengthy and complex. The marketplace for such acquisitions and affiliations is subject to increasing competitive pressures. There can be no assurance that FPA will be successful in identifying, acquiring or affiliating with additional physician groups or hospitals or that the subsidiaries and Professional Corporations will be able to contract with new Payors. In addition, there can be no assurance that FPA's acquisitions will be successfully integrated on a timely basis or that the anticipated benefits of these acquisitions will be realized; failure to effectively accomplish the integration of acquired entities may have a material adverse effect on FPA's results of operations and financial condition. FPA's ability to expand is also dependent upon its ability to comply with legal and regulatory requirements in the jurisdictions in which it operates or will operate and to obtain necessary regulatory approvals, certificates and licenses.

     Risks Related to Intangible Assets. As a result of FPA's various acquisition transactions, intangible assets of approximately $408 million have been recorded as of September 30, 1997 on FPA's balance sheet. Such intangible assets totaled approximately 256% of FPA's stockholders' equity as of September 30, 1997. Using amortization periods ranging from four to 30 years (with an average amortization period of approximately 29 years), amortization expense relating to such intangible assets will be approximately $14.7 million per year. Further acquisitions that result in the recognition of additional intangible assets would cause amortization expense to further increase. A portion of the amortization generated by these intangible assets is not deductible for tax purposes.

     At the time of or following each acquisition, FPA evaluates each acquisition and establishes an appropriate amortization period based on the specific underlying facts and circumstances of each such acquisition. Subsequent to such initial evaluation, FPA periodically reevaluates such facts and circumstances to determine if the related intangible asset continues to be realizable and if the amortization period continues to be appropriate. As the underlying facts and circumstances subsequent to the date of acquisition can change, there can be no assurance that the value of such intangible assets will be realized by FPA. In the past, FPA has recorded charges for impairment of goodwill, including (i) in 1995, $434,000 related to the sale and closing of primary care centers and (ii) in 1996, $4.1 million relating to a 1995 acquisition in Arizona (as a result of continuing losses in the acquired entity), $14.8 million related to certain emergency room department contracts (which were terminated after acquisition of the contracting entity), and $14.6 million related to certain acquisitions made by former AHI entities in 1994 and 1995 which recognized significant losses in 1996 which gave rise to the determination that the goodwill balances were impaired. Although at September 30, 1997 the net unamortized balance of intangible assets acquired was not considered to be impaired, any future determination, based on reevaluation of the underlying facts and circumstances, that a significant impairment has occurred would require the write-off of the impaired portion of unamortized intangible assets, which could have a material adverse effect on FPA's business and results of operations.

     Difficulty in Controlling Health Care Costs; Capitated Nature of
Revenue. Agreements with Payors typically provide for the Professional Corporations and certain FPA subsidiaries to receive prepaid monthly fees per enrollee known as "capitation" payments. FPA's profitability primarily depends upon its ability to control costs and the ability of the subsidiaries and Professional Corporations to incur less in medical, hospital and administrative costs than the capitation revenue received from Payors. Such profitability is achieved through effective management of the provision of medical services by physicians in the FPA Network, including controlling utilization of specialty care physicians and other ancillary providers, purchasing services from physicians outside the FPA Network at competitive prices and negotiating favorable rates with hospitals. Agreements with Payors may also contain shared risk arrangements under which additional compensation can be earned based on the provision of high quality, cost-effective health care to enrollees but which may require that a portion of any loss in connection with such shared risk arrangements be assumed by FPA, thereby reducing FPA's net income. The amount of non-capitated medical and hospital costs in any period could be affected by factors beyond the control of the FPA Network, such as changes in treatment protocols, epidemics, disasters, new technologies and inflation. To the extent that specialty care physicians' fees or hospital costs have not been capitated and enrollees require more specialty care than anticipated or have higher than anticipated hospital utilization rates, revenue paid to the FPA Network by Payors may not be sufficient to cover the costs the FPA Network is obligated to pay. FPA purchases stoploss insurance protection which provides thresholds or "attachment points," generally $100,000 for inpatient services per year, at which substantially all financial exposure for inpatient services of an enrollee beyond such threshold is contractually shifted to the insurer up to a specified level (generally $1 million), at which point the risk of loss returns to FPA. In California only, stoploss insurance protection thresholds are $125,000 for inpatient services. There can be no assurance that FPA will be able to negotiate favorable stoploss attachment points in the future. The failure of FPA to negotiate favorable attachment points in the future could have a material adverse effect on FPA's financial condition, results of operations and/or liquidity.

     Risks Related to Full Risk Capitation. Under capitation contracts generally, Professional Corporations and certain of FPA's subsidiaries, accept capitation payments and, as a result, accept the financial risk for the provision of health care services, including those not normally performed and provided by professional corporations comprised of primary care physicians under payor contracts (e.g., specialty care physician services). Under substantially all Payor contracts, the subsidiaries and Professional Corporations accept the financial risk for the provision of outpatient medical services. Under certain Payor contracts, certain of FPA's subsidiaries and Professional Corporations also accept the financial risk for hospital services. Approximately 16.2% and 16.3% of FPA's total operating revenue for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, was generated from contracts in which the subsidiaries and Professional Corporation accepted the financial risk for outpatient medical and hospital services. The failure to negotiate favorable prices or rates in contracts with providers of these services on behalf of the subsidiaries and Professional Corporations or to control effectively the utilization of these services, could have a material adverse effect on FPA's business and results of operations.

     Risks Related to Fee-for-Service Contracts. Sterling provides physician practice management services to hospitals under fee-for-service contracts and flat-rate contracts. In general, under fee-for-service contracts, Sterling's revenues are derived from amounts billed to patients and collected for the account of Sterling. In contrast, under flat-rate contracts Sterling's revenue is derived from payments of negotiated amounts paid by the hospital. Under fee-for-service contracts, Sterling accepts responsibility for billing and collection, and consequently assumes the financial risks related to changes in patient volume, payor mix and third party reimbursement rates. Any change in reimbursement policies and practices, payor mix, patient volume or covered services could materially adversely affect the operations of FPA, particularly under fee-for-service contracts. Sterling's fee-for-service contractual arrangements also involve a credit risk related to uncollectibility of accounts. In addition, fee-for-service contracts have less favorable cash flow characteristics than flat-rate contracts due to longer collection periods. Failure to manage adequately the collection risks and working capital demands associated with fee-for-service contracts could have a material adverse effect on FPA's business and results of operations.

     Dependence on Government and Other Third Party Payors. Primarily as a result of the Sterling business, a significant portion of FPA's operating revenue is derived from payments made by government-sponsored health care programs as well as from other Payors. For the year ended December 31, 1996 and the nine months ended September 30, 1997, approximately 39% and 32%, respectively, of FPA's revenue was derived from government Payors. The Medicare and Medicaid programs are subject to substantial regulation by the federal and state governments, which are continually revising and reviewing the programs and their regulations. In addition, funds received under these programs are subject to audit with respect to the proper billing for physician services and, accordingly, retroactive adjustments of revenue from these programs may occur. While FPA seeks to comply with applicable Medicare and Medicaid reimbursement regulations, there can be no assurance that FPA would be found to be in compliance with such regulations should it be subject to audit. Continuing budgetary constraints at both the federal and state level and the rapidly escalating costs of health care and reimbursement programs have led, and may continue to lead, to significant reductions in government and other third party reimbursements for certain medical charges and to the negotiation of reduced contract rates or capitated or other financial risk-shifting payment systems by third party payors with service providers. Both the federal government and various states are considering imposing limitations on the amount of funding available for various health care services. In recent years, the U.S. Congress has considered various budget proposals intended to reduce the rate of increase in Medicare and Medicaid expenditures through cost savings and other measures. The Balanced Budget Act of 1997, which became effective October 1, 1997, includes, among other matters, Medicare and Medicaid reform legislation. The Medicare legislation will, among other things, (i) reduce Medicare payments to managed care plans and alter the payment structure; (ii) require managed care plans to make medically necessary care available 24 hours a day; (iii) prohibit plans from restricting provider advice about medical care or treatment ("gag clauses"); (iv) eliminate the 50/50 enrollment rule and replace it with enhanced quality and outcome measures; (v) authorize provider-sponsored organizations to contract directly with Medicare; and (vi) establish a medical savings account demonstration project. The Medicaid legislation will, among other things, (i) enable states to require Medicaid beneficiaries to enroll in managed care plans without receiving federal waivers; (ii) repeal the 75/25 enrollment rule and replace it with quality assurance standards; (iii) ban "gag clauses"; and (iv) provide states with greater discretion to set reimbursement rates. FPA cannot predict the effect that this legislation or current and future proposals regarding government funded programs would have on its operations. Additionally, Resource Based Relative Value Scale ("RBRVS"), a system of reimbursement designed to reallocate medical reimbursement among medical specialties, took effect on January 1, 1992 and has been phased in over a four-year period. Under the regulations relating to the RBRVS fee structure, the aggregate fee payments from Medicare for certain emergency department procedures may be reduced in some circumstances. There can be no assurance that the payments under governmental and private third party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Furthermore, changes in reimbursement regulations, policies, practices, interpretations or statutes that place material limitations on reimbursement amounts or practices could have a material adverse effect on FPA's business and results of operations.

     Reliance on Certain Payors. For the year ended December 31, 1994, CareAmerica of Southern California, Inc. ("CareAmerica") accounted for 9.7% of FPA's operating revenue. For the year ended December 31, 1995, Foundation Health Systems, Inc. ("Foundation") accounted for 21.8% of FPA's operating revenue. For the year ended December 31, 1996, Foundation and PCA Qualicare accounted for 13.3% and 9.3%, respectively, of FPA's operating revenue. For the nine months ended September 30, 1997, Foundation and PCA Qualicare accounted for 17.1% and 15.1%, respectively, of FPA's operating revenue.

     Terminability of Payor Contracts. Contracts with Payors generally provide for terms of one to thirty years, may be terminated earlier without cause, upon notice and upon renewal or in a number of other circumstances and are subject to negotiation of capitation rates, covered benefits and other terms and conditions. At times, Payor contracts may be continued on a month-to-month basis while the parties renegotiate the terms of the contracts. Agreements with hospitals to provide contract management services generally have terms of one or two years and are renewable automatically unless either party gives written notice of its intent not to renew at least 90 days prior to the end of the term. Many of these agreements provide for termination by the hospital without cause on relatively short notice. There can be no assurance that any of such contracts will not be terminated early, will be renewed or that they will contain favorable terms. Since January 1994, a number of Sterling's hospital services agreements have been terminated as a result of nonrenewal, termination by the hospital, termination by Sterling or hospital closure. Future consolidation in the health care industry may result in future hospital services agreements being terminated. The loss of any Payor or hospital contract and the failure to regain or retain such Payor's members or the related revenues without entering into new Payor relationships or hospital contracts could have a material adverse effect on FPA's results of operations.

     As of September 30, 1997, approximately 34% of FPA's membership is pursuant to Payor agreements with Foundation. The terms of these Payor agreements are thirty years with automatic five-year renewal periods. These agreements commit certain Professional Corporations and FPA subsidiaries to, among other things, contract with Foundation for all benefit programs and to maintain sufficient medical personnel to provide reasonable and adequate access to professional services for all benefit programs offered by Foundation, keep care centers open given specified levels of patients and agree to certain pricing and contracting parameters with Foundation. The agreements may be terminated in a number of circumstances, including the event of a material breach or a violation of applicable laws, rules or regulations. A significant modification to or termination of such agreements would have a material adverse effect on FPA's results of operations.

     Dependence on Primary Care Physicians and Emergency Medicine
Physicians. Primary care physicians are an integral part of the FPA Network, as they provide and manage medical services offered to enrollees. FPA's growth depends, in part, on its ability to retain existing and attract additional primary care physicians to the FPA Network. There can be no assurance that physicians presently in the FPA Network will not leave the FPA Network, that FPA will be able to attract additional primary care physicians into the FPA Network or that the amount of capitation or fee-for-service payments to physicians will not have to be increased. To the extent that primary care physicians leave the FPA Network or capitation or fee-for-service payments to physicians are increased, FPA's results of operations may be materially adversely affected. In order to provide management services to hospital emergency departments, FPA must recruit and retain sufficient numbers of qualified physicians. There is a substantial shortage of board certified emergency medicine physicians, and FPA competes with many types of health care providers, as well as teaching, research and governmental institutions, for the services of such physicians. An inability to recruit and retain emergency medicine physicians could adversely affect FPA's ability to add new and retain existing hospital clients.

     On December 5, 1996, the Thomas-Davis Medical Centers, P.C. ("TDMC") (an FPA-affiliated professional corporation) physicians located in Tucson, Arizona (the "petitioners") voted to be represented by the Federation of Physicians and Dentists (the "Union"). On February 13, 1997, the TDMC employees located in Tucson voted to be represented by the Union of Health and Hospital Care Employees. On September 24, 1997, the District Court Judge for the United States District Court for the District of Arizona granted a temporary injunction and ordered, among other things, FPA and TDMC to recognize the Union as the exclusive bargaining agent for the petitioners and to refrain from making unilateral changes in the terms and conditions of employment, and upon request of the Union, to recognize and bargain in good faith with the Union as the exclusive collective bargaining agent of the petitioners concerning wages, hours and other terms and conditions of employment. TDMC and the Union commenced bargaining on October 1, 1997. TDMC and FPA are in the process of appealing certain aspects related to such representation; however, there can be no assurance as to the outcome of such appeals. Although FPA does not expect union affiliations of its Arizona employees to have a material adverse effect on its results of operations or financial condition, there can be no assurance that future affiliations and/or collective bargaining arrangements will not have a material adverse effect on FPA's results of operations.

     Risks Related to Classification of Physicians as Independent
Contractors. FPA's subsidiary, Sterling, generally contracts with emergency room physicians as independent contractors to provide services to its hospital clients. These independent contractor physicians are paid on an hourly basis. Pursuant to such compensation arrangements, independent contractor physicians do not share in the profit derived by FPA from FPA's operations. Because FPA regards its contracted physicians as independent contractors and not as employees, FPA does not withhold federal or state income taxes, make federal or state unemployment tax payments or provide workers' compensation insurance for such physicians. There can be no assurance that federal or state taxing authorities or other parties will not challenge the classification of such independent contractor physicians and determine that such physicians should be classified as employees. In the event that the physicians under contract with FPA are determined to be employees, FPA's results of operations will be materially and adversely affected and FPA may be subject to retroactive taxes and penalties.

     State Laws Regarding Prohibition of Corporate Practice of Medicine. In certain states in which FPA conducts or may conduct business, general business corporations are not permitted to practice medicine, exercise control over physicians who practice medicine or engage in certain practices such as fee-splitting with physicians. The corporate practice of medicine doctrine refers to the rendering directly, or through employment, of medical services by a general business corporation. As stated in the Notes to FPA's Consolidated Financial Statements incorporated by reference herein, FPA believes that it has perpetual and unilateral control over the assets and operations of the various affiliated Professional Corporations whose operations FPA consolidates. There can be no assurance that regulatory authorities will not take the position that such control conflicts with state laws regarding the corporate practice of medicine or other federal or state restrictions. Although FPA believes its operations as currently conducted are in material compliance with existing applicable laws, there can be no assurance that the existing organization of FPA and its contractual arrangements with affiliated physicians will not be successfully challenged in such states as constituting the unlicensed practice of medicine or that the enforceability of the provisions of such arrangements, including non-competition agreements, will not be limited. In the event of action by any regulatory authority limiting or prohibiting FPA from carrying on its business or from expanding the operations of FPA to certain jurisdictions, structural and organization modifications of such organization or arrangements may be required, which could have an adverse effect on FPA's business and results of operations.

     Because certain state laws prohibit general business corporations from controlling professional corporations contractually or otherwise, FPA has structured its contracts with the Professional Corporations so that such corporations retain the right to enter into contracts for the provision of medical services or make other financial commitments. Such contracts allow the Professional Corporations to make commitments which could be on terms which may not be advantageous to FPA. For example, a Professional Corporation could decline to enter into Payor contracts which are negotiated for it by FPA or, alternatively, could decide to enter into Payor contracts which FPA does not believe are financially advantageous. Physicians who contract with these corporations may also have the legal right to decline to use other physicians in the FPA Network or specialists having a pre-existing, subcapitated or fixed fee relationship with the FPA Network. These decisions, if made by a Professional Corporation or a physician, could have a material adverse effect on FPA's business and results of operations.

     Possible Negative Effects of Prospective Health Care Reform. Various plans have been proposed and are being considered on federal, state and local levels to reduce costs in health care spending. Although FPA believes its management model responds to the concerns addressed by such plans, it is not possible to assess the likelihood that any of these proposals will be enacted or to assess the impact any of these proposals may have on reimbursement to health care providers. Any plan to control health care costs, however, could result in lower rates of reimbursement. Lower rates of reimbursement may reduce the amount ultimately received by FPA and, accordingly, may have a material adverse effect on FPA's business and results of operations.

     In recent years, legislation has been proposed in Congress to implement an "any willing provider" law on a national level. These laws, which are in effect in some states, require managed care organizations, such as

HMOs, to contract with any physician who is appropriately licensed and who meets applicable membership criteria. Such laws could limit the flexibility of managed care organizations, such as FPA, to achieve efficiency by controlling the size of their primary care provider networks and the number of specialty care providers to whom enrollees are referred. At present, no state in which FPA Network physicians practice has such a law although "any willing provider" laws have been proposed in states in which FPA operates. FPA cannot predict what effect such laws would have on its operations.

     Possible Negative Effects of Governmental Regulations. The health care industry is subject to extensive federal and state regulation. Changes in the regulations or reinterpretations of existing regulations may significantly affect the FPA Network. FPA and the Professional Corporations are subject to federal legislation that prohibits activities and arrangements that provide kickbacks or other economic inducements for the referral of business under the Medicare and Medicaid programs. Noncompliance with the federal anti-kickback legislation can result in exclusion from the Medicare and Medicaid programs and civil and criminal penalties. The federal government has promulgated "safe harbor" regulations that identify certain business and payment practices which are deemed not to violate the federal anti-kickback statute. In addition, federal legislation currently restricts the ability of physicians to refer Medicare or Medicaid patients to certain entities in which they have an ownership interest or compensation arrangement for health care services, including clinical laboratory services. With respect to the self-referral prohibitions, the entity and the referring physician are prohibited from receiving Medicare or Medicaid reimbursement for services rendered and civil penalties may be assessed. Many states, including states in which FPA does business, have similar anti-kickback and anti-referral laws. Penalties similar to those imposed by federal law are provided for violation of state anti-kickback and anti-referral laws. FPA believes that its operations comply with all applicable anti-kickback and anti-referral laws. In addition, health care reforms may expand existing anti-kickback and anti-referral laws to apply to all health care payors, not just Medicare and Medicaid. It is unclear how any reform legislation would affect health care provider networks or other types of managed care arrangements. There can be no assurance that FPA will be able to comply with any new laws.

     Furthermore, a number of states prohibit sharing professional fees (or fee splitting) with anyone other than a member of the same profession. There can be no assurance that such laws will ultimately be interpreted in a manner consistent with the practices of FPA.

     Federal and state laws regulate insurance companies, HMOs and other managed care organizations. Many states also regulate the establishment and operation of networks of health care providers. Generally, these laws do not apply to the hiring and contracting of physicians by other health care providers. There can be no assurance that regulators of the states in which FPA operates would not apply these laws to require licensure of FPA's operations as an HMO, an insurer or a provider network. FPA believes that it is in compliance with these laws in the states in which it does business, but there can be no assurance that interpretations of these laws by the regulatory authorities in these states or in the states in which FPA may expand will not require licensure or a restructuring of some or all of FPA's operations. In the event that FPA is required to become licensed under these laws, the licensure process can be lengthy and time consuming and, unless the regulatory authority permits FPA to continue to operate while the licensure process is progressing, FPA could experience a material adverse change in its business while the licensure process is pending. In addition, many of the licensing requirements mandate strict financial and other requirements which FPA may not be able to meet. Further, once licensed, FPA would be subject to continuing oversight by and reporting to the respective regulatory agency.

     Although under the laws of most states the business of insurance generally is defined to include the acceptance of financial risk and has not extended to physician networks, the Knox-Keene Health Care Service Plan Act of 1975, as amended, a California statute that applies to managed care health service plans, requires all health care service plans to be licensed by the Department. The Department has determined that physician management companies like FPA must apply for and operate under a restricted Knox-Keene license. FPA's restricted license application was approved by the Department in December 1996. The loss or revocation of such license would have a material adverse effect on FPA's business and results of operations.

     In addition, there can be no assurance that regulatory authorities in the other states in which FPA or its affiliates operate will not impose similar requirements or that future interpretations of insurance laws and health care network laws by the regulatory authorities in these states or other states will not require licensure or a restructuring of some or all of the operations of FPA.

     The National Association of Insurance Commissioners ("NAIC") recently adopted the Managed Care Plan Network Adequacy Model Act (the "Model Act") which is intended to establish standards for the creation and maintenance of networks by health carriers and establish requirements for written agreements among health carriers offering managed care plans, participating providers and intermediaries, like FPA, which negotiate provider contracts, regarding the standards, terms and provisions under which a participating provider will provide services to covered persons. A NAIC model insurance act does not carry the force of law unless it is adopted by applicable state legislatures. FPA does not know which states, if any, will adopt the Model Act. There can be no assurance that FPA will be able to comply with the Model Act if it is adopted in any state in which FPA does business or the effects such compliance could have on FPA's operations.

     Antitrust Regulation. FPA's affiliated IPAs and Professional Corporations are separate legal entities due to legal and regulatory requirements; if they are deemed to be competitors in specified markets, they may be subject to various laws which prohibit anti-competitive conduct, including price fixing, concerted refusals to deal and division of market. Alternatively, if FPA's affiliated IPAs and Professional Corporations, although separate entities, are deemed to be part of a single entity or system, they may be subject to laws that prohibit anti-competitive combinations or activities if the number of affiliated physicians in specified markets exceeds certain thresholds. FPA believes that it is in compliance with the antitrust laws, but there can be no assurance that FPA's interpretation is consistent with that of federal or state authorities or courts or that such circumstances will remain as FPA grows and matures and as further regulations are promulgated and interpretations thereof issued.

     Competitive Market Forces. The managed care industry is highly competitive and is subject to continuing changes in how services are provided and how providers are selected and paid. Increased enrollment in prepaid health care plans because of health care reform or for other reasons, increased participation by physicians in group practices and other factors may attract entrants into the physician practice management services segment of the managed care industry and result in increased competition for FPA. In addition, local physician groups and hospitals are also trying to combine their services into integrated delivery networks. Certain of FPA's competitors are significantly larger and better capitalized, provide a wider variety of services, may have greater experience in providing physician practice management services and may have longer established relationships with Payors. Accordingly, FPA may not be able to continue to increase the number of providers in the FPA Network, negotiate contracts with new Payors on behalf of the Professional Corporations or renegotiate favorable contracts with current Payors. The inability of FPA to increase the number of providers in the FPA Network and negotiate favorable contracts with Payors could have a material adverse effect on FPA.

     In addition, as a result of consolidations among Payors, certain Payors are able to negotiate or are in the process of negotiating significant reductions in the capitation payments to providers. Further, certain Payors have deleted shared risk arrangements from their contracts with providers thereby decreasing the amount of compensation such Payors are paying providers. To date, none of the Payors has deleted shared risk arrangements from its contract with any Professional Corporations. If Payors negotiate cost reductions with such Professional Corporations or eliminate shared risk arrangements in which the Professional Corporations are currently participating, such actions could have a material adverse effect on FPA's results of operations.

     Potential Liabilities. In recent years, physicians, hospitals and other participants in the managed health care industry have become subject to an increasing number of lawsuits alleging medical malpractice as well as claims based on the withholding of approval for or reimbursement of necessary medical services. Many of these lawsuits involve large claims and substantial defense costs. FPA and certain of its subsidiaries have been named as parties in certain such lawsuits and claims and will likely be named as a party in similar suits and claims in the future. FPA maintains an errors and omissions policy relating to its utilization review activities and is included as a named or additional insured on the policies of the Professional Corporations. There can be no assurance that insurance coverage for lawsuits brought or which may be brought against FPA will be sufficient to cover FPA's expenses or losses. There can be no assurance that insurance coverage will be sufficient and, if insufficient, that such suits or claims will not have a material adverse effect on FPA's financial condition and results of operations. Furthermore, FPA could be held liable for the negligence of a contracted health care professional if such health care professional were regarded as an employee or agent of FPA in the practice of medicine. The Texas legislature has enacted legislation effective September 1, 1997 which provides that a health insurance carrier, HMO or managed care entity has the duty to exercise ordinary care when making health care treatment decisions and is liable for damages for harm to an insured or enrollee proximately caused by its failure to exercise such ordinary care or proximately caused by treatment decisions made by its employees, agents, ostensible agents or representatives acting on its behalf and over whom it exercises influence or control. Given the recent enactment of this legislation and the lack of judicial interpretation thereof, FPA cannot assess the impact this legislation may have on its operations in Texas; however, if the legislation is utilized by patients to bring successful malpractice actions against managed care entities such as FPA, the cost of providing health care as well as the cost of insurance coverage against such actions could increase, which could have an adverse impact on FPA's results of operations. In addition to any potential tort liability of FPA, FPA's emergency department contracts with hospitals generally contain provisions under which FPA agrees to indemnify the hospital for losses resulting from the malpractice of contracted physicians.

     An increasing number of health care providers and other entities are parties to lawsuits alleging fraudulent billing practices under the federal Civil False Claims Act. The Civil False Claims Act permits a person (generally an employee or former employee of the health care provider or other entity) to assert the rights of the government by initiating a qui tam action against a health care provider or other entity if such person has or purports to have information that the health care provider or other entity falsely and fraudulently submitted a claim to the government for payment. Upon filing, the government has the opportunity to intervene and assume control of the case. Penalties of up to $10,000 for each false or fraudulent claim presented to the government for payment may be awarded as well as treble damages. Defendants also may be excluded permanently or for a period of time from participation in the Medicare and Medicaid programs. Because of penalties and treble damages, many of these lawsuits involve large monetary claims and substantial defense costs. If a qui tam action is successfully prosecuted, no assurance can be made that such event would not have a material adverse effect on FPA and its operations.

     AHI is a defendant in a class action securities lawsuit entitled In re AHI Healthcare Systems, Inc. Securities Litigation filed in the United States District Court for the Central District of California, Western Division. The suit was initially filed on December 20, 1995 against AHI, certain of its officers and directors, and all of the underwriters of AHI's common stock in AHI's initial public offering. The suit asserts that AHI artificially inflated the price of its stock by, among other things, misleading securities analysts and by failing to disclose in its initial public offering prospectus alleged difficulties with the acquisition of Lakewood Health Plan, Inc. and with two of AHI's Payor contracts with FHP, Inc. The plaintiffs seek unspecified damages on behalf of the stockholders who purchased AHI's common stock between September 28, 1995 and December 19, 1995. On January 17, 1997 the district court (i) granted AHI's motion for partial summary judgment and dismissed the class plaintiffs' claims concerning the alleged misrepresentations regarding AHI's intended use of initial public offering proceeds and AHI's relationship with FHP, Inc. but (ii) denied summary judgment on the claims relating to the proposed acquisition of Lakewood Health Plan, Inc. As a result, only those claims relating to Lakewood Health Plan and AHI's alleged liability for the public statements of securities analysts following AHI remain in the suit. FPA intends to vigorously defend this lawsuit and does not expect that the outcome of this lawsuit will have a material adverse effect on FPA's results of operations.

     Fluctuations in Quarterly Results. FPA's financial statements (including interim financial statements) contain accruals which are calculated quarterly for estimates of amounts assigned by certain FPA subsidiaries and the Professional Corporations to FPA and paid by Payors based upon hospital utilization ("shared risk revenues"). Quarterly results have in the past and may in the future be affected by adjustments to such estimates for actual costs incurred. Historically, these FPA subsidiaries and the Professional Corporations and Payors generally reconcile differences between actual and estimated amounts receivable or payable relating to

Payor shared risk arrangements in the second or third quarter of each year. In the event that these subsidiaries, Professional Corporations and Payors are unable to reconcile such differences, extensive negotiation, arbitration or litigation relating to the final settlement of these amounts may occur. To the extent that the FPA Network expands to include additional Payors, the timing of these adjustments may vary; this variation in timing may cause FPA's quarterly results not to be directly comparable to corresponding quarters in other years. FPA's financial statements also include estimates of costs for covered medical benefits incurred by enrollees, which costs have not yet been reported by the providers. While these estimates are based on information available to FPA at the time of calculation, actual costs may differ from FPA's estimates of such amounts. If the actual costs differ significantly from the amounts estimated by FPA, adjustments will be required and quarterly results may be affected. Quarterly results may also be affected by movements of Payor members from one Payor to another, particularly during periods of open enrollment for HMOs. Fluctuations in FPA's quarterly operating results could result in significant volatility in, and otherwise adversely affect, the market price of FPA Common Stock.

     Possible Volatility of Stock Price. Recently, there has been significant volatility in the market prices of securities of companies in the health care industry, including the price of FPA Common Stock. Many factors, including announcements of new legislative proposals or laws relating to health care reform, the performance of, and investor expectations for, FPA, analysts' comments, the trading volume in FPA Common Stock and general economic and market conditions, may influence the market price of FPA Common Stock. Accordingly, there can be no assurance as to the price at which FPA Common Stock will trade in the future.

     Dependence Upon Key Personnel; Employment Contracts. FPA depends on the active participation of its executive officers and directors, particularly Dr. Sol Lizerbram, Chairman of the Board, Dr. Seth Flam, President and Chief Executive Officer, and Dr. Stephen Dresnick, President of Sterling. The loss of the services of Drs. Lizerbram, Flam or Dresnick could have a material adverse effect upon FPA's future operations. FPA has an employment contract with each of Drs. Lizerbram, Flam and Dresnick. FPA has not purchased key-man life insurance on any of its key personnel.

     Risk of Dilution and Additional Capital Needs. FPA's expansion strategy includes acquisitions of, and affiliations with, individual and group physician practices as well as organizations that provide management services to such practices. Such acquisitions or affiliations may be consummated using newly issued shares of FPA Common Stock, or securities convertible into or exercisable for the purchase of FPA Common Stock, as consideration. The issuance of additional shares of FPA Common Stock may have a dilutive effect on the net tangible book value or earnings per share of FPA following such issuance.

     FPA's expansion strategy also requires substantial capital investments. Capital is needed not only for the acquisition of the assets of physician practices, but also for their effective integration, operation and expansion and for the addition of medical equipment and technology. In the event that FPA Common Stock does not maintain sufficient valuation, or potential acquisition candidates are unwilling to accept FPA Common Stock as part of the consideration for the sale of the assets of their businesses, FPA may be required to utilize more of its cash resources. There can be no assurance that FPA will have sufficient cash resources or will be able to obtain additional financing or that, if available, such financing will be on terms acceptable to FPA. Furthermore, an inability to obtain additional capital through subsequent debt or equity financings may negatively affect FPA's existing operations and its future growth.

     Shares Eligible for Future Sale. Sales of substantial amounts of FPA Common Stock in the public market after conversion of the Debentures, or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the FPA Common Stock. As of January 31, 1998, 43,114,644 shares of FPA Common Stock were issued and outstanding and FPA had outstanding options or warrants to purchase 7,965,533 shares of FPA Common Stock. In addition, 3,107,900 shares of FPA Common Stock are issuable upon conversion of the Debentures. FPA has granted registration rights to certain former AHI stockholders in the event that such stockholders are unable to sell a specified number of shares in accordance with the provisions of Rule 144, although FPA does not believe a registration statement regarding such shares will need to be filed. FPA has also granted registration rights covering 299,165 shares of FPA Common Stock. All remaining FPA shares are freely tradeable, without restriction under the Securities Act.

     Anti-Takeover Effect of Certain Provisions. FPA's Certificate of Incorporation, and Bylaws contain certain provisions that could have the effect of making it more difficult for a person to acquire, or of discouraging a third party from attempting to acquire, control of FPA. FPA's Certificate of Incorporation authorizes the FPA Board of Directors without the approval of the stockholders to issue preferred stock. The rights of the holders of FPA Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging a person from acquiring a majority of the outstanding FPA Common Stock. There are no shares of preferred stock presently outstanding and FPA has no present plans to issue any shares of preferred stock.

     Under FPA's Credit Agreement, FPA may not enter into any merger or consolidation arrangement or purchase any securities of or any assets constituting a business unit of another person except, among other things, for Permitted Acquisitions (as defined in the Credit Agreement). These provisions could serve to impede or prevent a change of control of FPA or have a depressive effect on FPA's stock price. The approval of the Lenders under the Credit Agreement is not required for consummation of the Merger Agreement, except for the form of promissory note to be issued by FPA to PruCare pursuant to the Asset Purchase Agreement.

RISKS RELATING TO MERIDIAN

     Risks of Financial Leverage. Meridian's indebtedness is significant in relation to its stockholders' equity. As of September 30, 1997, Meridian had drawn down $3,300,000 pursuant to its Credit Agreement. While Meridian believes that it will be able to service its debt, there can be no assurance to that effect. The degree to which Meridian is leveraged could affect its ability to service its indebtedness, make capital expenditures, respond to market conditions and extraordinary capital needs, take advantage of certain business opportunities or obtain additional financing. Unexpected declines in Meridian's future business, or the inability to obtain additional financing on terms acceptable to Meridian, if required, could impair Meridian's ability to meet its debt service obligations or fund operations, and therefore, could materially adversely affect Meridian's business, results of operations and future prospects.

     Difficulty in Controlling Health Care Costs; Capitated Nature of
Revenue. Agreements with certain Payors provide for Meridian to receive capitation payments for the provision of medical services. Meridian's profitability primarily depends on its ability to control costs and its ability to incur less in medical, hospital and administrative costs than these capitation revenues received from Payors. Such profitability is achieved through effective management of the provision of medical services provided by Meridian's physicians, including controlling utilization of specialty care physicians and other ancillary providers, purchasing services from physicians not employed by Meridian at competitive prices and negotiating favorable rates with hospitals. Agreements with Payors may also contain shared risk arrangements under which additional compensation can be earned based on the provision of high quality, cost-effective health care to enrollees but which might require that a portion of any loss in connection with such shared risk arrangements be assumed by Meridian, thereby reducing Meridian's net income. The amount of non-capitated medical and hospital costs in any period could be affected by factors beyond Meridian's control, such as changes in treatment protocols, epidemics, disasters, new technologies and inflation. To the extent that specialty care physicians' fees or hospital costs have not been capitated and enrollees require more specialty care than anticipated or have higher than anticipated hospital utilization rates, capitation revenues paid to Meridian by Payors may not be sufficient to cover the costs that Meridian is obligated to pay. Furthermore, Meridian currently has no stop loss insurance to shift any of the financial exposure of the provision of medical services to third parties.

     Risks Related to Full Risk Capitation. Under its capitation agreements, Meridian accepts capitation payments and, as a result, accepts the financial risk for the provision of health care services, including those not normally provided and performed by its primary care physicians. Under Meridian's Payor contract with PruCare for its HMO product, for example, Meridian accepts the financial risk for the provision of certain specialty medical services, outpatient medical services and hospital services. The failure to negotiate favorable prices or rates in contracts with the providers of these services on behalf of Meridian or to control effectively the utilization of these services could have a material adverse effect on Meridian's business and results of operations.

     Reliance on PruCare; Terminability of PruCare Payor Contract. Pursuant to its current contract with PruCare, Meridian is responsible for providing inpatient and outpatient medical services to PruCare members assigned to Meridian. For the year ended December 31, 1996, revenues from the PruCare contract accounted for approximately 89% of Meridian's operating revenue. Meridian's current contract with PruCare, which was effective January 1, 1998, has a three-month term and is scheduled to expire on March 31, 1998. There can be no assurance that the term of the PruCare contract will be extended or renewed pending consummation or termination of the Merger, or that any such extended or renewed contract will contain favorable terms. There can also be no assurance that the capitation revenues received from PruCare will be sufficient to pay for or exceed the expenses payable by Meridian to other providers to provide medical services to PruCare members. The capitation revenues from PruCare are also dependent upon the number of assigned PruCare covered member lives, and there can be no assurance that PruCare's membership will not decrease, which will have a material adverse effect on Meridian's business and results of operations.

     Possible Negative Effects of Health Care Reform. Various plans have been proposed and are being considered at the federal, state and local levels to reduce costs in health care spending. Although Meridian believes that its management model responds to the concerns addressed by these plans, it is not possible to assess the likelihood that any of these proposals will be enacted or to assess the impact that any of these proposals might have on reimbursement. Lower rates of reimbursement might reduce the amount ultimately received by Meridian, and, accordingly, the rates might have a material adverse effect on Meridian's business and results of operations.

     Possible Negative Effects of State Insurance Regulations. While Meridian believes that it is in compliance with Georgia laws regulating insurance companies, HMOs and other managed care organizations, there can be no assurance that the Commissioner of the Georgia Department of Insurance would not apply these laws to require licensure of Meridian's operations as an HMO, an insurer or other provider network, which would require, among other things, substantial expenditures for the establishment of capital and other financial reserves, which might have a material adverse effect on Meridian's business and results of operations. In the event that Meridian is required to become licensed as an insurance company, the licensure process itself is lengthy and time consuming, and there can be no assurance that the Commissioner of Insurance will grant such a license. Furthermore, assuming that Meridian could continue to operate while the licensure process is pending, such licensure could require a material adverse change in Meridian's business. In addition, once licensed, Meridian would be subject to continuing oversight by and reporting to the Georgia Department of Insurance.

     Potential Liabilities. In recent years, physicians, hospitals and other participants in the health care industry have become subject to an increasing number of lawsuits alleging medical malpractice as well as claims based on the withholding of approval for or reimbursement of necessary medical services. Many of these lawsuits involve large claims and substantial defense costs. Meridian and certain of its physicians have been named as a party in certain such lawsuits and claims and will likely be named as a party in similar suits and claims in the future. Meridian maintains an errors and omissions policy relating to its utilization review activities. There can be no assurance that insurance coverage for lawsuits brought or which may be brought against Meridian will be sufficient to cover Meridian's expenses or losses and, if insufficient, that such suits or claims will not have a material adverse effect on Meridian's financial condition and results of operations.

     An increasing number of health care providers and other entities are parties to lawsuits alleging fraudulent billing practices under the federal Civil False Claims Act. The Civil False Claims Act permits a person (generally an employee or former employee of the health care provider or other entity) to assert the rights of the government by initiating a qui tam action against a health care provider or other entity if such person has or purports to have information that the health care provider or other entity falsely and fraudulently submitted a claim to the government for payment. Upon filing, the government has the opportunity to intervene and assume control of the case. Penalties of up to $10,000 for each false or fraudulent claim presented to the government for payment may be awarded as well as treble damages. Defendants also may be excluded permanently or for a period of time from participation in the Medicare and Medicaid programs. Because of penalties and treble damages, many of these lawsuits involve large monetary claims and substantial defense costs. If a qui tam action is successfully prosecuted, no assurance can be made that such event would not have a material adverse effect on Meridian's business and its results of operations.

     Possible Negative Effects of Governmental Regulations. The health care industry is subject to extensive federal and state regulation. Changes in the regulations or new interpretations of existing regulations may significantly affect Meridian. Meridian is subject to federal legislation that prohibits activities and arrangements that provide kickbacks or other economic inducements for the referral of business under the Medicare and Medicaid programs. Noncompliance with the federal anti-kickback legislation can result in exclusion from the Medicare and Medicaid programs and civil and criminal penalties. The federal government has promulgated "safe harbor" regulations that identify certain business and payment practices which are deemed not to violate the federal anti-kickback statute. In addition, federal legislation currently restricts the ability of physicians to refer Medicare or Medicaid patients to certain entities in which they have an ownership interest or compensation arrangement for health care services, including clinical laboratory services. With respect to the self-referral prohibitions, the entity and the referring physician are prohibited from receiving Medicare or Medicaid reimbursement for services rendered and civil penalties may be assessed. Many states, including Georgia, have similar anti-kickback and anti-referral laws. Penalties similar to those imposed by federal law are provided for violation of state anti-kickback and anti-referral laws. Meridian believes that its operations comply with all applicable anti-kickback and anti-referral laws. In addition, health care reform legislation may expand existing anti-kickback and anti-referral laws to apply to all health care payors, not just Medicare and Medicaid. It is unclear how any reform legislation would affect health care provider networks or other types of managed care arrangements. There can be no assurance that Meridian will be able to comply with any new laws.

     Competitive Market Forces. The health care industry is highly competitive and is subject to continuing changes in how services are provided and how providers are selected and paid. Increased enrollment in prepaid health care plans because of health care reform or for other reasons, increased participation by physicians in group practices and other factors may attract entrants into the health care industry and result in increased competition for Meridian. In addition, other local physician groups and hospitals are trying to combine their services into integrated delivery networks. Certain of Meridian's competitors are significantly larger and better capitalized, provide a wider variety of services, may have greater experience in providing medical services and may have longer established relationships with Payors. Accordingly, Meridian may not be able to increase the number of its physicians, negotiate contracts with new Payors or renegotiate favorable contracts with current Payors to remain competitive. The inability of Meridian to increase the number of its physicians and negotiate favorable contracts with Payors could have a material adverse effect on Meridian's results of operations.

     Fluctuations in Quarterly Results. Meridian's financial statements (including interim financial statements) contain accruals which are calculated quarterly for estimates of amounts assigned to Meridian and paid by Payors based upon hospital utilization ("shared risk revenues"). Quarterly results have in the past and may in the future be affected by adjustments to such estimates for actual costs incurred. Historically, Meridian and Payors generally reconcile differences between actual and estimated amounts receivable or payable relating to Payor shared risk arrangements in the second or third quarter of each year. In the event that Meridian and Payors are unable to reconcile such differences, extensive negotiation, arbitration or litigation relating to the final settlement of these amounts may occur. To the extent that Meridian contracts with additional Payors, the timing of these adjustments may vary; this variation in timing may cause Meridian's quarterly results not to be directly comparable to corresponding quarters in other years. Meridian's financial statements also include estimates of costs for covered medical benefits incurred by enrollees, which costs have not yet been reported by the providers. While these estimates are based on information available to Meridian at the time of calculation, actual costs may differ from Meridian's estimates of such amounts. If the actual costs differ significantly from the amounts estimated by Meridian, adjustments will be required and quarterly results may be affected. Quarterly results may also be affected by movements of Payor members from one Payor to another, particularly during periods of open enrollment for HMOs.

RISKS RELATING TO THE MERGER

     Impact on FPA's Financial Statements. FPA expects to incur non-recurring costs in connection with the Merger aggregating approximately $2.9 million relating primarily to certain professional fees. In addition, FPA expects to record goodwill relating to the Merger of approximately $25.5 million. See "SELECTED HISTORICAL AND PRO FORMA INFORMATION."

     No Assurance of Successful Integration of Certain Operations. FPA and Meridian have entered into the Merger Agreement with the expectation that the Merger will result in certain benefits for the combined company. Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' businesses is achieved in an efficient and effective manner. There can be no assurance that this will occur. The combination of the two companies will require, among other things, coordination of the companies' operations and consolidation of Payor and provider contracts. There can be no assurance that integration will be accomplished on a timely basis, or at all. The integration of certain operations following the Merger will require the dedication of management resources which may distract attention from the day-to-day business of the combined company. In particular, the management services provided by FPA to physicians, hospitals and Payors in the FPA Network, which include management information systems, claims administration and billing services, utilization management of medical services, care, coordination and case management, quality and cost monitoring and physician recruitment, will have to be extended to new members of the FPA Network. Failure to effectively accomplish the integration of the two companies' operations could have a material adverse effect on FPA's results of operations and financial condition.

     Exchange Ratio May Not Fully Reflect Changes in FPA Stock Price. The FPA Closing Price at the Effective Time may vary significantly from the FPA closing price as of the date of the Merger Agreement, the date hereof or the date on which the Meridian shareholders vote on the Merger due to, among other factors, changes in the business, operations and prospects of FPA, market assessments of the likelihood that the Merger will be consummated and the timing thereof and general market and economic conditions. Since the actual number of shares of FPA Common Stock issuable to Meridian shareholders in the Merger depends on the FPA Closing Price, there is no guarantee as to the number of shares or value of the FPA Common Stock that Meridian shareholders will receive. EACH MERIDIAN SHAREHOLDER IS URGED TO OBTAIN UPDATED FPA MARKET INFORMATION. MERIDIAN SHAREHOLDERS WILL BE ABLE TO OBTAIN THE MERIDIAN EXCHANGE RATIO AT THE END OF THE SECOND BUSINESS DAY PRECEDING THE MERIDIAN SPECIAL MEETING BY CALLING
(800)   -     (reservation number   ). See "THE MERGER -- Merger Consideration."

     Need for Additional Capital. Upon consummation of the Merger, FPA will be a larger company and may therefore require additional capital in order to continue to expand its operations. Failure to secure additional capital could have an adverse effect on FPA's results of operations.

     Possible Loss of Business. Despite the efforts of each of FPA and Meridian, current key independent contractor physicians or employees of or enrollees served by Meridian may not continue to contract with FPA or Meridian following the Merger. The loss of a material number of independent contractor physicians, employees or enrollees could adversely affect the operations of FPA and Meridian. Neither FPA nor Meridian is aware that any of their respective physicians, employees or enrollees intend to end their relationship with FPA or Meridian, as the case may be, following the consummation of the Merger.

     Rights of Meridian Shareholders Following the Merger. Following the Merger, holders of Meridian Common Stock will become holders of FPA Common Stock. Certain differences exist between the rights of the Meridian shareholders under the Meridian Articles of Incorporation, Bylaws and Shareholders' Agreement and the Georgia Code and the rights of FPA stockholders under the Delaware Act and the FPA Certificate of Incorporation and Bylaws. Such differences are not material. See "COMPARISON OF RIGHTS OF HOLDERS OF MERIDIAN COMMON STOCK AND FPA COMMON STOCK."

     Federal Income Tax Consequences. The Merger is intended to qualify for federal income tax purposes as a tax- free reorganization under the Code. If for any reason the Merger does not qualify as a reorganization, then among other effects, the Meridian shareholders may recognize gain or loss in such transaction and, prior to closing, FPA and Meridian will amend this Proxy Statement/Prospectus and Meridian will resolicit shareholder votes to the extent required by law. No ruling from the Internal Revenue Service has been requested regarding the federal income tax consequences of the Merger. See "THE MERGER -- Certain Federal Income Tax Consequences."

                          THE MERIDIAN SPECIAL MEETING

     This Proxy Statement/Prospectus is being furnished to the shareholders of Meridian in connection with the solicitation of proxies by and on behalf of the Meridian Board of Directors for use at the Meridian Special Meeting.

DATE, TIME AND PLACE

     The Meridian Special Meeting will be held on                , 1998 at
p.m., local time, at Meridian's offices located at 1090 Northchase Parkway, Suite 375, Marietta, Georgia 30067.

PURPOSE OF THE MERIDIAN SPECIAL MEETING

     At the Meridian Special Meeting, the shareholders of Meridian will be asked to consider and vote upon the adoption and approval of the Merger Agreement under which, among other things, Meridian will be merged with and into FPA. As a result of the Merger, the separate existence of Meridian will cease. Pursuant to the Merger, outstanding shares of Meridian Common Stock will be exchanged for the right to receive (A) a number of shares of FPA Common Stock and cash equal to the FPA Consideration and (B) cash equal to the Contingent Consideration, if any.

     The Meridian Board has unanimously approved the Merger Agreement and recommends a vote FOR approval and adoption of the Merger Agreement.

REVOCATION OF PROXIES

     Any holder of Meridian Voting Securities has the unconditional right to revoke his or her proxy at any time prior to the voting thereof at the Meridian Special Meeting by (i) filing a written revocation with the Secretary of Meridian prior to the voting of such proxy, (ii) giving a duly executed proxy bearing a later date or (iii) attending the Meridian Special Meeting and voting in person. Attendance by a shareholder at the Meridian Special Meeting will not in and of itself revoke his or her proxy.

QUORUM

     The presence, in person or by proxy, of the holders of a majority of the Meridian Voting Securities at the Meridian Special Meeting is necessary to constitute a quorum at the Meridian Special Meeting. Abstentions and non-votes will be included in determining the presence of a quorum.

VOTE REQUIRED

     The affirmative vote of the holders of a majority of the Meridian Voting Securities present, either in person or by proxy, at the Meridian Special Meeting is required to approve the Merger Agreement and the possible adjournment or postponement of the Meridian Special Meeting. An affirmative vote for the Merger Agreement by a Meridian shareholder shall constitute agreement by such shareholder to the indemnification provisions of the Merger Agreement and shall limit the ability of FPA to claim for indemnification and recover from such shareholder more than the merger consideration received by such shareholder. See "THE MERGER AGREEMENT -- Indemnification and Survival."

RECORD DATE; SHAREHOLDERS ENTITLED TO VOTE

     The Meridian Board has established             , 1998 as the Meridian
Record Date. On the Meridian Record Date, there were             shares of
Meridian Common Stock outstanding, of which             were Meridian Voting
Securities and             were Meridian non-voting Common Stock. Each share of

Meridian Voting Securities is entitled to one vote with respect to voting on the Merger Agreement. Shareholders of Meridian non-voting Common Stock are not entitled to vote on the Merger Agreement.

     In the event the Merger is not approved and adopted by the shareholders of Meridian, the Merger Agreement will be terminated in accordance with its terms. See "THE MERGER AGREEMENT -- Termination."

VOTING IN PERSON OR BY PROXY

     At the Meridian Special Meeting, abstentions and non-votes will have the effect of a vote against adoption of the Merger Agreement. Because abstentions and non-votes are treated as shares present and entitled to vote at the Meridian Special Meeting (and are included in determining whether a quorum is present), they will have the effect of a vote against approval of the possible adjournment or postponement of the Meridian Special Meeting.

     If a holder of Meridian Voting Securities does not return a signed proxy card and does not attend the meeting and vote in person, his or her shares will not be voted.

SOLICITATION OF PROXIES

     Solicitation of proxies for use at the Meridian Special Meeting may be made in person or by mail, telephone, telecopy or telegram. Meridian will conduct the solicitation of proxies for the Meridian Special Meeting and will bear the cost of the solicitation of such proxies from its shareholders. In addition to solicitation by mail, the directors, officers and employees of Meridian may solicit proxies from Meridian shareholders by telephone or telegram or in person. Such directors, officers and employees will not be compensated for such solicitation.

SHAREHOLDERS' RIGHTS TO DISSENT

     Any shareholder of record of Meridian Voting Securities who objects to the Merger and who fully complies with Article 13 of the Georgia Code will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of his or her shares of Meridian Common Stock if the Merger is consummated.

     Any Meridian shareholder desiring to receive payment of the fair value of his or her Meridian Common Stock in accordance with the requirements of Article 13: (a) must deliver to Meridian prior to the time the shareholder vote on the Merger Agreement is taken, a written notice of his or her intent to demand payment for his or her shares if such Merger is consummated; (b) must not vote his or her shares in favor of the Merger Agreement; and (c) must demand payment and deposit stock certificates representing Meridian Common Stock in accordance with the terms of a notice which will be sent to the Meridian shareholder by Meridian no later than 10 days after such Merger Agreement is consummated.

     The foregoing does not purport to be a complete statement of the provisions of Article 13 relating to statutory dissenters' rights. The full text of Article 13 of the Georgia Code is attached hereto as Appendix B, and any holder of Meridian Voting Securities desiring to exercise dissenters' rights in connection with the Merger should consult with legal counsel prior to taking any action in order to ensure that the shareholder complies with the applicable statutory provision. Failure to take any of the steps required under Article 13 of the Georgia Code on a timely basis may result in the loss of dissenters' rights. See "THE MERGER -- Rights of Dissenting Shareholders of Meridian" and Appendix B hereto.

SECURITY OWNERSHIP OF CERTAIN MERIDIAN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of Meridian Common Stock as of December 31, 1997 by: (i) each of Meridian's directors and executive officers, (ii) all directors and executive officers of Meridian as a group and (iii) each person known to Meridian to be a beneficial owner of five percent (5%) or more of any class of Meridian's Voting Securities. Except as otherwise indicated, each shareholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The address of all directors, executive officers and shareholders identified in the table is in care of Meridian's principal executive offices.

                                                                           AMOUNT
                                                                            AND
                                                                         NATURE OF
                                                                         BENEFICIAL
                                                                         OWNERSHIP        PERCENTAGE
         NAME OF BENEFICIAL OWNER                 TITLE OF CLASS         OF SHARES         OF CLASS
-------------------------------------------    --------------------    --------------     ----------
5% Holders:
  Michael Robinowitz, M.D.                     Voting Common Stock          14,200(1)         5.63%
Directors and Executive Officers:
  Robert W. Young, M.D., MPH                   Voting Common Stock           9,250(1)         3.67%
  Tarek Nessouli, M.D.                         Voting Common Stock           8,150(1)         3.23%
  John O'Shea, M.D.                            Voting Common Stock           7,050(1)         2.80%
  Donald Hanchett, M.D.                        Voting Common Stock           8,700(1)         3.45%
  Stephen Weiss, M.D.                          Voting Common Stock           8,150(1)         3.23%
  Stephen Day, M.D.                            Voting Common Stock           2,700            1.07%
  Gail Smith, M.D.                             Voting Common Stock           2,700(1)         1.07%
  Gregory Miller, M.D.                         Voting Common Stock           4,850(1)         1.92%
  Sylvia Johnson, M.D.                         Voting Common Stock           5,950(1)         2.36%
  Miles Sharpe, M.D.                           Voting Common Stock           3,200(1)         1.27%
  John Gatto, M.D.                             Voting Common Stock           4,850            1.92%
All Directors and
  Executive Officers as a group
  (11 persons)                                 Voting Common Stock          65,550           25.99%

---------------

(1) The beneficial ownership listed does not include options to purchase shares of Meridian non-voting Common Stock granted pursuant to Meridian's Voluntary Deferred Compensation Plan. As of December 31, 1997, the following holders have been granted options to purchase the number of shares of Meridian non-voting Common Stock set forth next to their name: Michael Robinowitz, 2,674; Robert W. Young, 12,112; Tarek Nessouli, 523; John O'Shea, 2,344; Donald Hanchett, 2,251; Stephen Weiss, 1,950; Gail Smith, 369; Gregory Miller, 1,625; Sylvia Johnson, 1,822; and Miles Sharpe, 174. These options will become exercisable in 1998. Pursuant to Section 2.01 of the Merger Agreement, Meridian will cancel any options that have not otherwise been exercised prior to the Effective Time.

                                   THE MERGER

EFFECTS OF THE MERGER

     The Merger Agreement provides that the Merger will be consummated following approval by the holders of Meridian Voting Securities and the satisfaction or waiver of all other conditions to consummation of the Merger. At the Effective Time, Meridian will be merged with and into FPA. As a result of the Merger, the separate existence of Meridian will cease. Shareholders of Meridian will become stockholders of FPA and their rights will be governed by the Certificate of Incorporation and Bylaws of FPA and by the Delaware Act.

MERGER CONSIDERATION

     In connection with the Merger, all of the shares of Meridian Common Stock will be converted into the right to receive the Merger Consideration. The Merger Consideration will consist of (A) the number of shares of FPA Common Stock, equal to the FPA Stock Consideration, (B) cash equal to the excess of One Million Five Hundred Thousand Dollars ($1,500,000) over the actual Professional Fee Liability and the Special Bonus Liability (the "FPA Cash Consideration," and together with the FPA Stock Consideration, the "FPA Consideration") and (C) cash equal to the Contingent Consideration, if any.

     The aggregate number of shares of FPA Common Stock to be issued in the Merger as FPA Stock Consideration shall be determined based on the FPA Closing Price. The number of shares of FPA Common Stock to be issued as FPA Stock Consideration in exchange for each share of Meridian Common Stock will be an amount equal to the Meridian Exchange Ratio. The following table sets forth the calculation of the aggregate number of shares of FPA Common Stock comprising the FPA Stock Consideration depending on the FPA Closing Price:

        FPA CLOSING PRICE                          FPA STOCK CONSIDERATION
---------------------------------    ----------------------------------------------------
Greater than $21.06                  the quotient (A) of $24,532,562 minus the Employee
                                     Compensation Liability divided by (B) the FPA
                                     Closing Price
Less than or equal to $21.06 and     1,164,889 shares of FPA Common Stock minus the
greater than or equal to $14.94      number of shares of FPA Common Stock equal to
                                     quotient of (A) the Employee Compensation Liability
                                     divided by (B) the FPA Closing Price
Less than $14.94                     the quotient of (A) $17,403,442 minus the Employee
                                     Compensation Liability divided by (B) the FPA
                                     Closing Price

     The Meridian Exchange Ratio can be represented by the following formula:

Meridian                                      FPA Stock Consideration
Exchange Ratio   =   -------------------------------------------------------------------------
                                            Outstanding Meridian Stock

     The amount of FPA Cash Consideration to be distributed in exchange for each share of Outstanding Meridian Stock can be represented by the following formula:

FPA Cash                                      FPA Cash Consideration
Consideration    =   -------------------------------------------------------------------------
per share of                                Outstanding Meridian Stock
Outstanding Meridian Stock

     Within 60 days following the end of the twelve month period commencing at the Effective Time, FPA shall deliver to the Meridian shareholders the Contingent Consideration, if any. For each $1,000,000 during the twelve month period beginning on the date after the Closing Date that Meridian Revenues exceed $97,967,185, the Contingent Consideration shall be $1,000,000, but in no event shall the Contingent Consideration exceed $5,000,000. The Contingent Consideration shall not be pro rated between each $1,000,000 of Meridian Revenues attained. The Contingent Consideration shall be payable in cash. The Contingent Consideration shall be reduced by the Contingent Employee Compensation. The Meridian Board has voted to fix the Contingent Employee Compensation at an amount equal to 50% of the Contingent Consideration. The amount of Contingent Consideration to be distributed in exchange for each share of Outstanding Meridian Stock can be represented by the following formula:

Contingent Consideration   =            Contingent Consideration - Contingent Employee
per share of Outstanding                                 Compensation
Meridian Stock                 -----------------------------------------------------------------
                                                  Outstanding Meridian Stock

     SHAREHOLDERS OF MERIDIAN COMMON STOCK WILL BE ABLE TO OBTAIN THE MERIDIAN EXCHANGE RATIO BEGINNING AT THE END OF THE SECOND BUSINESS DAY PRECEDING THE DAY
OF THE MERIDIAN SPECIAL MEETING BY CALLING (800)           .

     The shares of FPA Common Stock are traded on Nasdaq under the symbol
"FPAM." On           , 1998, the last trading day prior to the date of this
Proxy Statement/Prospectus, the closing price of FPA Common Stock was
$          . Assuming the FPA Closing Price was equal to $          , the
Professional Fee Liability was equal to $          , the Employee Compensation
Liability was equal to $          , and the Special Bonus Liability was equal to
$          , the FPA Consideration would consist of           shares of FPA
Common Stock and $          . Assuming        shares of Outstanding Meridian
Stock, the Meridian Exchange Ratio would be        and the FPA Cash
Consideration payable for each share of Meridian Common Stock would be
$          . Based on such assumptions, the shares of FPA Common Stock issued to the Meridian shareholders as FPA Consideration shall represent approximately
     % of the shares of FPA Common Stock issued and outstanding after the Effective Time. The amount of Contingent Consideration, if any, that the Meridian shareholders will receive will be payable in cash and may range from $500,000 to $2,500,000 and the Contingent Consideration payable for each share
of Outstanding Meridian Stock would range from $     to $     .

     During the period from October 1, 1997 through February 4, 1998, the market price of FPA Common Stock has ranged from a low of $14 7/8 to a high of $39 13/16 per share. FPA's stock price may be affected by a number of factors, including announcements of new legislative proposals or legislation affecting the managed care industry, the performance of, and investor expectations for, FPA, analysts' comments regarding the managed care industry generally and FPA in particular, announcements by FPA of pending transactions and general economic and market conditions.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     The conversion of Meridian Common Stock into the right to receive the Merger Consideration will occur automatically at the Effective Time.

     As soon as practicable after the Effective Time, American Stock Transfer & Trust Company or another bank or trust company designated by FPA and reasonably acceptable to Meridian, in its capacity as exchange agent (the "Exchange Agent"), will send a transmittal form to each Meridian shareholder of record as of the Record Date. The transmittal form will contain instructions with respect to the surrender of certificates representing Meridian Common Stock to be exchanged for the FPA Consideration.

     MERIDIAN SHAREHOLDERS SHOULD NOT FORWARD MERIDIAN STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS. MERIDIAN SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Until the certificates representing Meridian Common Stock are surrendered for exchange after the consummation of the Merger, holders of such certificates will not be paid dividends on the FPA Common

Stock into which such shares will be exchanged. When such certificates are surrendered, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate which represents shares of Meridian Common Stock at the Effective Time will be deemed to evidence ownership of the shares of FPA Common Stock into which those shares are entitled to be exchanged by virtue of the Merger.

     All shares of FPA Common Stock issued upon the exchange of shares of Meridian Common Stock (together with the other Merger Consideration) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Meridian Common Stock.

     No fractional shares of FPA Common Stock will be issued to any Meridian shareholder upon consummation of the Merger. For each fractional share that would otherwise be issued, the Exchange Agent will pay by check an amount equal to such fraction multiplied by the FPA Closing Price.

NASDAQ LISTING

     It is a condition to the Merger that the shares of FPA Common Stock to be issued in the Merger be authorized for inclusion on Nasdaq.

BACKGROUND OF THE MERGER

     FPA's strategy for enhancing long-term value for its stockholders has been to increase the number of enrollees and primary care physicians in the FPA Network and to negotiate favorable contracts with Payors to provide physician and related health care services to enrollees who select FPA primary care physicians. The FPA Board believes that by doing so, FPA can enhance revenues and earnings. FPA has grown significantly as a result of acquisitions. The FPA Board periodically reviews various strategic opportunities to enhance profitability and increase stockholder value. In this regard, the FPA Board continually evaluates the acquisition of other entities and medical practices and has considered longer term acquisition opportunities and other strategic alternatives. The FPA Board determined that the Merger would enhance FPA by expanding the scope of its Georgia operations, by increasing its provider and Payor contracts in Georgia and by adding approximately 76,900 PruCare managed care lives to its operations.

RECOMMENDATION OF THE MERIDIAN BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     Because of the increased risk of entering into a "full-risk" capitation arrangement with PruCare and other competitive factors affecting Meridian's business, Meridian has sought since 1996 to align with a PPM to provide Meridian with sources of capital and managed-care management expertise. After assessing various proposals, Meridian's Board of Directors voted on November 17, 1997 to proceed with negotiations with FPA to enter into definitive agreements. As a result of those negotiations, on February 10, 1998, Meridian and FPA entered into the Merger Agreement.

     At a meeting held on February 4, 1998, Meridian's Board of Directors unanimously determined that the Merger is in the best interests of Meridian and its shareholders. The Board of Directors has unanimously approved Meridian's entering into the Merger Agreement and recommends that the Meridian shareholders vote in favor of the Merger. The Meridian Board believes the Merger offers Meridian an attractive opportunity to strengthen its competitive position and enhance its profile with physicians and Payors. Furthermore, the Merger allows Meridian to align with a leading physician practice management company in a consolidating industry while at the same time affording shareholders enhanced liquidity due to the developed market for FPA's publicly traded shares.

EFFECTIVE TIME OF THE MERGER

     Upon the terms and conditions of the Merger Agreement, Meridian will be merged with and into FPA at the Effective Time. The Merger will become effective when the Certificate of Merger is filed with the Secretary of State of Delaware and the Secretary of State of Georgia or at such time thereafter as is provided in the Certificate of Merger. The filing of the Certificate of Merger will be made as soon as practicable on or after the Closing.

     The Closing shall take place on the Closing Date, at the offices of Ballard, Spahr, Andrews & Ingersoll, LLP, 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania, unless another date or place is agreed to by the parties.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses the material federal income tax consequences of the Merger. The summary is based upon the Code, applicable Treasury Regulations thereunder and administrative rulings and judicial authority as of the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, and any such change could affect the continuing validity of the discussion. The discussion assumes that holders of shares of Meridian Common Stock hold such shares as a capital asset. Further, the discussion does not address the tax consequences that may be relevant to a particular shareholder subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, shareholders who acquired shares of Meridian Common Stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan, and holders of options granted under Meridian's benefit plans. This discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction or the tax consequences of transactions effected prior to or after the Merger (whether or not such transactions are in connection with the Merger), except to the extent, if at all, that such prior or subsequent transactions would affect the tax treatment of the Merger.

     Neither Meridian nor FPA has requested a ruling from the Internal Revenue Service ("IRS") with regard to any of the federal income tax consequences of the Merger.

     Consequences to Meridian and FPA. As of the date hereof, it is intended that the Merger will constitute a reorganization pursuant to Section 368(a) of the Code and that for federal income tax purposes no gain or loss will be recognized by FPA or Meridian.

     Consequences to Meridian Shareholders. Under the reorganization provisions of the Code, no gain or loss will be recognized by holders of Meridian Common Stock to the extent such holders receive shares of FPA Common Stock in exchange for shares of Meridian Common Stock (but, as discussed below, such holders may recognize gain to the extent they receive cash as their portion of the Merger Consideration and may recognize gain or loss to the extent they receive cash in lieu of fractional shares). The aggregate tax basis of the shares of FPA Common Stock received in the Merger (including any fractional shares of FPA Common Stock deemed received) will be the same as the aggregate tax basis of the shares of Meridian Common Stock surrendered in exchange therefor in the Merger, decreased by the greater of (i) the amount of FPA Cash Consideration received and (ii) the excess of such aggregate tax basis over the fair market value of the shares of FPA Common Stock received, and increased by the amount of gain recognized. Such basis may be subject to redetermination depending upon the amount of Contingent Consideration received. The holding period of the shares of FPA Common Stock received (including the holding period of fractional shares of FPA Common Stock deemed received) will include the holding period of shares of Meridian Common Stock surrendered in exchange therefor.

     Cash Consideration. Holders of Meridian Common Stock will recognize gain (but not loss) in the Merger in an amount equal to the lesser of (i) their share of the FPA Cash Consideration and Contingent Consideration received and (ii) the amount of gain realized on the exchange of their shares of Meridian Common Stock (taking into account the fair market value of the shares of FPA Common Stock received and the maximum amount of Contingent Consideration payable). Any gain recognized will be taxable as capital gain at the rates described below unless receipt of cash is determined with respect to a holder to have the effect of a distribution of a dividend, in which case such gain will be taxable as ordinary income to the extent of such holder's share of accumulated earnings and profits. Under present law, it is uncertain whether the accumulated earnings and profits of Meridian or of both Meridian and FPA are to be taken into account for this purpose.

     Receipt of cash will not be considered to have the effect of a distribution of a dividend with respect to a holder if a distribution of the same amount of cash in a hypothetical redemption of shares of FPA Common

Stock of equivalent fair market value would (taking into account the shares of FPA Common Stock actually issued in the Merger and all shares of FPA Common Stock actually or constructively owned) be treated as a sale or exchange under the principles of Section 302 of the Code. Specifically, the hypothetical redemption must either result in (i) a "substantially disproportionate" redemption with respect to such holder or (ii) be "not essentially equivalent to a dividend" with respect to such holder. In making either determination, it appears that the hypothetical redemption would be deemed to include a redemption of shares of FPA Common Stock of fair market value equivalent to the fair market value (as of the Effective Time) of a holder's share of the Contingent Consideration, as well as a holder's share of the FPA Cash Consideration.

     A "substantially disproportionate" redemption with respect to a holder will occur if the percentage of the outstanding shares of FPA Common Stock actually or constructively owned by such holder immediately after the hypothetical redemption of all former Meridian shareholders is less than 80% of the percentage of shares of FPA Common Stock owned (actually, constructively or hypothetically) by such holder immediately before such hypothetical redemption. If the hypothetical redemption fails to satisfy the "substantially disproportionate" test, a holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. A holder who wishes to satisfy the "not essentially equivalent to a dividend" test is urged to consult such holder's tax advisor because this test will be met only if a reduction in such holder's proportionate interest in FPA as a consequence of the hypothetical redemption of FPA Common Stock would constitute a "meaningful reduction" given such holder's particular facts and circumstances. In this regard, the IRS has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

     Contingent Consideration. The tax treatment of Contingent Consideration received by any holder of Meridian Common Stock depends upon whether receipt of such cash is determined to have the effect of a distribution of a dividend or is taxable as capital gain under the rules described above. If the receipt of cash is determined to have the effect of a distribution of a dividend, the amount of ordinary income recognized in the tax year of the holder in which the Merger occurs will be increased by the fair market value of the Contingent Consideration as of the Effective Time. If the receipt of cash is taxable as capital gain and unless a holder of Meridian Common Stock elects otherwise, recognition of capital gain attributable to the Contingent Consideration will be deferred under the installment sale method.

     The IRS proposed installment sale regulations in 1984 which, if adopted in their present form, will apply to receipt of Contingent Consideration. Under these proposed regulations, the amount of deferred capital gain is determined by allocating the aggregate tax basis of the shares of Meridian Common Stock surrendered by a holder first to the shares of FPA Common Stock received to the extent of the fair market value of such shares. Any excess tax basis is then allocated to the sum of the FPA Cash Consideration and Contingent Consideration received by such holder (less imputed interest) (the "contract price"), and the "gross profit" is determined to be the difference between the contract price and the basis so allocated. The amount of capital gain recognized by a holder with respect to each cash payment is then calculated by multiplying the amount of such payment (reduced by imputed interest) by the gross profit ratio (i.e., the ratio of the gross profit to the contract price). For purposes of these calculations, the portion of the Contingent Consideration received in excess of its present value as of the Effective Time (obtained by using a discount rate equal to the "applicable Federal rate" as of the Effective Time) is treated as imputed interest income to the holder.

     A holder should increase his basis of shares of FPA Common Stock by the amount of any gain recognized upon receipt of the Contingent Consideration. Holders that dispose of shares of FPA Common Stock prior to the receipt of the Contingent Consideration should consult their tax advisors as to the proper application of the installment sale method to the receipt of the Contingent Consideration.

     If a holder elects not to report capital gain from the receipt of the Contingent Consideration under the installment method, such holder will generally recognize additional capital gain in his tax year in which the Merger occurs in an amount equal to the fair market value of the Contingent Consideration.

     Fractional Shares. If a holder of shares of Meridian Common Stock receives cash in lieu of a fractional share interest in FPA Common Stock in the Merger, such fractional share interest will be treated as having been distributed to the holder, and such cash amount will be treated as received in redemption of the fractional share interest. Under Section 302 of the Code, if such redemption is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the holder will generally recognize capital gain or loss equal to the cash amount received for the fractional share of FPA Common Stock reduced by the portion of the holder's tax basis in shares of Meridian Common Stock surrendered that is allocable to the fractional share interest in FPA Common Stock. Under these rules, a shareholder of Meridian should recognize capital gain or loss on the receipt of cash in lieu of a fractional share interest in FPA Common Stock.

     Taxation of Capital Gains. If a holder of Meridian Common Stock recognizes capital gain in the Merger under the rules discussed above relating to the treatment of the FPA Cash Consideration, the Contingent Consideration and the fractional share interests in FPA Common Stock, such capital gain will be long-term capital gain if the holding period for the shares of Meridian Common Stock surrendered exceeds one year as of the Effective Time. Any long-term capital gain recognized by non-corporate holders (i.e., individuals, estates or trusts) will be taxable at a maximum rate of 20% if the holding period of such shares exceeds 18 months and otherwise will be taxable to such holders at a maximum rate of 28%. However, any short-term capital gain recognized by non-corporate holders and any long-term or short-term capital gain recognized by holders that are corporate taxpayers will be taxable at regular income tax rates.

     THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. THUS, MERIDIAN SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ACCOUNTING TREATMENT

     The Merger will be accounted for using the "purchase" method of accounting. FPA expects to record goodwill relating to the Merger of approximately $25.5 million.

RESALE OF FPA COMMON STOCK BY AFFILIATES

     The FPA Common Stock to be issued to shareholders of Meridian in connection with the Merger has been registered under the Securities Act pursuant to the Registration Statement of which this Proxy Statement/Prospectus forms a part. The FPA Common Stock received by the Meridian shareholders upon consummation of the Merger will be freely transferable under the Securities Act except for shares issued to any person who may be deemed an "Affiliate" (as defined below) of Meridian or FPA within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145"). Affiliates are generally defined as persons who control, are controlled by, or are under common control with Meridian or FPA at the time of the Meridian Special Meeting (generally, directors, certain executive officers and major stockholders). Affiliates of Meridian or FPA may not sell their shares of FPA Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Time, an Affiliate (together with certain related persons) would be entitled to sell shares of FPA Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 promulgated under the Securities Act ("Rule 144"). Additionally, the number of shares to be sold by an Affiliate (together with certain related persons and certain persons acting in concert) during such one-year period within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of FPA Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would remain available to Affiliates only if FPA remained current with its information filings with the Commission under the Exchange Act. One year after the Effective Time, an Affiliate would be able to sell such FPA Common Stock without such manner of sale or volume limitations, provided that FPA was current with its Exchange Act information filings and such Affiliate was not then an Affiliate of FPA. Two years after the Effective Time, an Affiliate would be able to sell such shares of FPA Common Stock without any restrictions, provided that such Affiliate has not been an Affiliate of FPA for at least three months prior thereto.

CERTAIN REGULATORY MATTERS

     The HSR Act and the rules and regulations thereunder provide that certain transactions may not be consummated until required information and materials have been furnished to the FTC and the DOJ and certain waiting periods have expired or been terminated. The required waiting period under the HSR Act will expire at 11:59 p.m. on the thirtieth (30th) day following the date of filing the properly completed notification and report forms, unless extended by a request from the FTC for additional information or documentary material or unless early termination of the waiting period is granted. The respective obligations of FPA and Meridian to consummate the Merger are conditioned upon all waiting periods (and any extension thereof) applicable to the consummation of the Merger under the HSR Act having expired or been terminated. FPA and Meridian made their respective filings with the FTC and the DOJ with respect to the Merger on February 12, 1998. See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

     Notwithstanding the expiration of the waiting period of the HSR filings, the FTC, DOJ or others could take action under the antitrust laws, before or after the Effective Time, seeking the divestiture by FPA of all or any part of the assets of Meridian acquired in the Merger. Certain persons, such as states' attorneys general and private parties, could challenge the Merger as violative of antitrust laws and seek to enjoin the consummation of the Merger and, in the case of private persons, also seek to obtain treble damages. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it will not be successful. Should the FTC, DOJ or others request information or seek to enforce antitrust laws, delay in consummation of the Merger could occur. Meridian does not intend to seek any further shareholder approval or authorization of the Merger Agreement as a result of any action that it may take relating to any FTC, DOJ or other actions, inquiries or objections, unless required to do so by applicable law.

RIGHTS OF DISSENTING SHAREHOLDERS OF MERIDIAN

     The Meridian Record Holders are entitled to dissenters' rights under
Article 13 of the Georgia Code for such securities. The following discussion represents a summary of the material provisions of Article 13. For additional information, reference is made to the full text of Article 13, which is reprinted in its entirety as Appendix B to this Proxy Statement/Prospectus. A person having a beneficial interest in Meridian Voting Securities as of the Meridian Record Date held of record in the name of another person, such as a nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect the appraisal rights provided under Article 13.

     Any shareholder of record of Meridian Common Stock who objects to the Merger and who fully complies with Article 13 will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of his or her shares of Meridian Common Stock if the Merger is consummated. A shareholder of record may assert dissenters' rights as to fewer than the shares registered in such shareholder's name only if he or she dissents with respect to all shares beneficially owned by any one beneficial owner and notifies Meridian in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights under Article 13, the fair value of a dissenting shareholder's Meridian Common Stock equals the value of the shares immediately before the Effective Time of the Merger, excluding any appreciation or depreciation in anticipation of the Merger. Shareholders considering the exercise of their dissenters' rights should be aware that the value of their shares of Meridian Common Stock as determined under Article 13 could be more than, the same as, or less than the value of the Merger Consideration they would have received if they did not exercise their dissenters' rights.

     Any Meridian shareholder desiring to receive payment of the fair value of his or her Meridian Common Stock in accordance with the requirements of Article 13: (a) must deliver to Meridian prior to the time the shareholder vote on the Merger Agreement is taken, a written notice of his or her intent to demand payment for his or her shares if such Merger is consummated; (b) must not vote his or her shares in favor of the Merger Agreement; and (c) must demand payment and deposit stock certificates representing Meridian Common Stock in accordance with the terms of a notice which will be sent to the Meridian shareholder by Meridian no later than 10 days after such Merger Agreement is consummated. A filing of the written notice of intent to dissent with respect to either Merger Agreement should be sent to: Jeremiah Luxemburger, Secretary, Meridian Medical Group, Inc., Suite 375, 1090 Northchase Parkway, Marietta, Georgia 30067. A vote AGAINST THE MERGER AGREEMENT ALONE WILL NOT SATISFY THE REQUIREMENTS FOR THE SEPARATE WRITTEN NOTICE OF INTENT TO DISSENT TO THE MERGER, THE SEPARATE WRITTEN DEMAND FOR PAYMENT OF THE FAIR VALUE OF SHARES OF MERIDIAN COMMON STOCK AND THE DEPOSIT OF THE STOCK CERTIFICATES, WHICH ARE REFERRED TO IN CONDITIONS (a) AND
(c) ABOVE. RATHER, A DISSENTING SHAREHOLDER MUST SEPARATELY COMPLY WITH ALL OF THOSE CONDITIONS.

     Within 10 days after the later of the Effective Time or receipt of a payment demand by a shareholder who deposits his or her stock certificates in accordance with Meridian's dissenters' notice sent to those shareholders who notified Meridian of their intent to dissent, described in (c) above, the Surviving Corporation must offer to pay to each dissenting shareholder the amount the Surviving Corporation estimates to be the fair value of the dissenting shareholder's shares, plus accrued interest. Such notice and offer must be accompanied by: (a) Meridian's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of making an offer, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;
(b) an explanation of how the interest was calculated; (c) a statement of the dissenting shareholder's right to demand payment of a different amount under
Section 14-2-1327 of Article 13; and (d) a copy of the dissenters' rights provisions of Article 13.

     If the dissenting shareholder either accepts the Surviving Corporation's offer by written notice to the Surviving Corporation within 30 days after the Surviving Corporation's offer or is deemed to have accepted such offer by reason of failing to respond to such offer, the Surviving Corporation must make payment for such dissenter's shares within 60 days after the Surviving Corporation makes the offer or the Effective Time, whichever is later. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in his shares of Meridian Common Stock.

     If within 30 days after the Surviving Corporation offers payment for the shares of a dissenting shareholder, the dissenting shareholder does not accept the estimate of fair value of his or her shares and interest due thereon and demands payment of his or her own estimate of the fair value of the shares and interest due thereon, then the Surviving Corporation, within 60 days after receiving the payment demand of a different amount from such dissenting shareholder, must file an action in a court of competent jurisdiction in Fulton County, Georgia, requesting that the fair value of such shares be found and determined. The Surviving Corporation must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If the Surviving Corporation does not commence the proceeding within such 60-day period, it shall be required to pay each dissenting shareholder whose demand remains unsettled the amount demanded by such dissenting shareholder.

                      BOARD OF DIRECTORS AND MANAGEMENT OF
                            FPA FOLLOWING THE MERGER

BOARD OF DIRECTORS OF FPA FOLLOWING THE MERGER

     Upon consummation of the Merger, Seth Flam, Sol Lizerbram, Sheldon Derezin, Stephen J. Dresnick, Kevin Ellis, Howard Hassman and Herbert A. Wertheim, each of whom is currently a director of FPA, will continue to serve as directors of FPA.

EXECUTIVE OFFICERS OF FPA FOLLOWING THE MERGER

     The following table sets forth certain information, including age and positions, of each person who will continue to serve as an executive officer of FPA upon consummation of the Merger:

          NAME              AGE                  POSITION
------------------------    ---     -----------------------------------
Dr. Sol Lizerbram           49      Chairman of the Board of Directors
Dr. Seth Flam               39      President, Chief Executive Officer
                                    and Director
Dr. Stephen J. Dresnick     46      Vice Chairman of the Board of
                                    Directors and President, Sterling
                                    Healthcare Group, Inc.
Steven M. Lash              43      Executive Vice President, Chief
                                    Financial Officer and Treasurer
James A. Lebovitz           40      Senior Vice President, General
                                    Counsel and Secretary
Dr. Howard Hassman          41      Executive Vice President --
                                    Corporate Development and Director
Dr. Kevin Ellis             41      Executive Vice President and Chief
                                    Medical Officer and Director

                              THE MERGER AGREEMENT

     The following is a summary of the material provisions of the Merger Agreement not summarized elsewhere in this Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Appendix A to this Proxy
Statement/Prospectus and is incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

     The Merger Agreement provides that, subject to the approval and adoption of the Merger Agreement by the shareholders of Meridian and the satisfaction or waiver of other conditions to the Merger, Meridian will be merged with and into FPA in accordance with the Delaware Act and the Code. As a result of the Merger, Meridian will cease to exist as a separate entity.

     At the Effective Time:

          (i) Each issued and outstanding share of Meridian Common Stock, except as provided for below, will be exchanged for the right to receive (A) a number of shares of FPA Common Stock and cash equal to the FPA Consideration and (B) the Contingent Consideration. For a discussion of the Merger Consideration, see "THE MERGER -- Merger Consideration."

          (ii) Each share of Meridian Common Stock held in Meridian's treasury and each share of Meridian Common Stock owned by FPA or a Subsidiary of FPA will be canceled and retired and will cease to exist and no consideration will be delivered in exchange therefor.

          (iii) If applicable, each outstanding share of Meridian Common Stock, the holder of which (a) has not voted in favor of the Merger, (b) has perfected such holder's dissenters' rights to appraisal in accordance with the pertinent provisions of the Georgia Code, and (c) has not effectively withdrawn or lost such rights to dissent, will not be converted into a right to receive shares of FPA Common Stock, but such holder shall be entitled only to such rights as are granted under the applicable provisions of the Georgia Code. See "THE MERGER -- Rights of Dissenting Shareholders of Meridian."

     At the Effective Time, holders of Meridian Common Stock will cease to have any rights as holders of such shares, other than, if applicable, dissenters' rights to appraisal, but will have the right to receive the Merger Consideration and cash in lieu of any fractional shares of FPA Common Stock.

EFFECTIVE TIME

     The Merger will become effective on such date as the duly prepared and executed Certificate of Merger (along with duly executed officers' certificates for each of FPA and Meridian) is filed with the Secretary of State of Delaware in accordance with the Delaware Act and the Secretary of State of Georgia in accordance with the Georgia Code. The filing of the Certificate of Merger will be made simultaneously with or as soon as practicable after the Closing Date.

FRACTIONAL SHARES

     No certificates or scrip for fractional shares of FPA Common Stock will be issued in connection with the Merger. In lieu of any such fractional share, each holder of Meridian Common Stock who would otherwise have been entitled to a fraction of a share of FPA Common Stock upon surrender of the holder's stock certificates for exchange will be entitled to receive from the Exchange Agent a cash payment (rounded up to the nearest whole cent) equal to such fraction multiplied by the FPA Closing Price.

SURRENDER AND PAYMENT

     From and after the Effective Time, as required by the Merger Agreement, FPA will make available to the Exchange Agent certificates representing the appropriate number of shares of FPA Common Stock, the FPA Cash Consideration and cash to be paid in lieu of fractional shares of FPA Common Stock issuable in connection with the Merger. Promptly after the Effective Time, the Exchange Agent shall mail to each holder of a certificate or certificates that immediately prior to the Effective Time represented Meridian Common Stock ("Meridian Certificates") a letter of transmittal and instructions for surrendering the Meridian Certificates, and each holder thereof will be entitled to receive, upon surrender to the Exchange Agent of one or more Meridian Certificates, certificates representing the number of whole shares of FPA Common Stock into which such shares are converted in the Merger and cash in consideration of fractional shares of FPA Common Stock, as described above, as well as any other cash constituting part of the Merger Consideration to which such holder is entitled.

TREATMENT OF MERIDIAN OPTIONS

     On or before the Effective Time, Meridian will cancel any options to acquire Meridian Common Stock that have not otherwise been exercised prior to the Effective Time.

CERTAIN REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of each of FPA and Meridian (which are subject, in certain cases, to specified exceptions, and which shall continue until the first anniversary of the Closing Date, except for representations related to taxes, which shall survive until expiration of the applicable statute of limitations, and claims related to fraud, which shall survive until expiration of the applicable statute of limitations) relating to, among other things, the following: (i) organization and qualification to do business; (ii) subsidiaries; (iii) the authorization, execution, delivery and enforceability of the Merger Agreement and the transactions contemplated thereunder; (iv) capitalization; (v) the absence of any conflict, breach or default of any corporate charter documents or applicable law in connection with entering into the Merger Agreement; (vi) the absence of any governmental or regulatory consent or approval required to enter into the Merger Agreement and to consummate the transactions contemplated thereby, except as so disclosed; (vii) the accuracy of the financial information contained therein; (viii) the absence of certain changes or events; (ix) the absence of undisclosed liabilities; (x) the absence of pending or threatened legal proceedings; (xi) contracts and commitments; (xii) certain tax matters including the tax-free status of the transaction under sections 368(a)(1)(A) of the Code;
(xiii) matters concerning employee benefit plans and ERISA; (xiv) title to assets; (xv) permits of each of Meridian and FPA; (xvi) compliance with laws;
(xvii) fraud and abuse; (xviii) labor controversies; (xix) insurance; (xx) guaranties; (xxi) the accuracy of the information each party has supplied with respect to the filings required with the Commission in order to consummate the Merger and the transactions contemplated by the Merger Agreement; (xxii) availability of reports and financial statements of FPA filed with the Commission; and (xxiii) full disclosure.

CONDUCT OF BUSINESS PENDING THE MERGER

     At all times from and after the date of the Merger Agreement until the Effective Time, Meridian covenants and agrees as to itself and its Subsidiaries (unless expressly provided for in the Merger Agreement or to the extent that FPA shall otherwise consent in writing) to: (i) conduct its business only in the ordinary course consistent with past practice; and (ii) use all commercially reasonable efforts to preserve intact in all material respects its present business organizations and reputation, to keep available the services of its key officers and employees, to maintain its assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on its tangible assets and businesses in such amounts and against such risks and losses consistent with past practice, and to preserve its relationships with customers, suppliers and others having business dealings with them.

     At all times from and after the date of the Merger Agreement until the Effective Time, Meridian has agreed that it will not, nor shall it permit any of its Subsidiaries to (unless expressly provided for in the Merger Agreement, or to the extent that FPA shall otherwise consent in writing): (i) amend or propose to amend its certificate or articles of incorporation or bylaws; (ii) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock; (iii) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iv) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructur-ing, recapitalization or other reorganization; (v) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any options with respect thereto; (vi) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any options with respect thereto (other than the issuance of shares of Meridian Common Stock upon exercise of previously granted options pursuant to the Meridian Option Plans in accordance with their present terms, the issuance by a wholly owned Subsidiary of its capital stock to its parent and the issuance of stock to existing shareholders as compensation for services rendered by such shareholders to Meridian), or modify or amend any right of any holder of outstanding shares of capital stock or options with respect thereto; (vii) acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to Meridian and its Subsidiaries, taken as a whole; (viii) other than dispositions of assets which are not, individually or in the aggregate, material to Meridian and its Subsidiaries, taken as a whole, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties; (ix) except to the extent required by applicable law, (A) permit any material change in (y) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or (z) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (B) make any material tax election or settle or compromise any material income tax liability with any governmental or regulatory authority; (x) incur (which shall not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness other than in the ordinary course of its business consistent with past practice in an aggregate principal amount exceeding $100,000 (net of any amounts of any such indebtedness discharged during such period); (xi) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of its business consistent with past practice in an aggregate principal amount exceeding $100,000; (xii) enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any Meridian Employee Benefit Plan or any other agreement or arrangement, plan or policy between such party or one of its Subsidiaries and one or more of its directors, officers or employees, or, except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to Meridian and its Subsidiaries, taken as a whole, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date hereof (however, Meridian and FPA shall agree on termination of certain Meridian employee benefit plans prior to the Effective Time, see "-- Certain Additional Agreements"); (xiii) enter into any contract or amend or modify any existing contract, or engage in any new transaction, outside the ordinary course of business or not consistent with past practice or not on an arm's length basis, with any affiliate of Meridian or any of its Subsidiaries; (xiv) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets except in the ordinary course of business consistent with past practice in an aggregate amount exceeding One Hundred Thousand Dollars ($100,000); (xv) make any change in the lines of business in which it participates or is engaged; or (xvi) enter into any contract, agreement, commitment or arrangement to do or engage in any of the foregoing. Notwithstanding the foregoing, prior to the Effective Time, Meridian shall record a liability to the employees listed on Schedule 5.01(b) (the "Employee Compensation Liability") to the Merger Agreement payable in shares of FPA Common Stock (see "THE MERGER -- Merger Consideration") and another liability to other employees listed on Schedule 5.01(b) to the Merger Agreement (the "Special Bonus Liability"); and provided, further, Meridian intends to adjust its balance sheet to zero (exclusive of the Employee Compensation Liability, the Special Bonus Liability and any Professional Fee Liability) as of the Effective Time.

     At all times from and after the date of the Merger Agreement until the Closing Date, FPA covenants and agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by the Merger Agreement, or to the extent that Meridian shall otherwise consent in writing): (i) FPA shall not make any material changes to its business or structure which would reasonably be expected to have an adverse effect on the consideration to be received by the Meridian shareholder; (ii) FPA shall use all reasonable efforts to take all such actions as are necessary to effectuate the transactions contemplated by the Merger Agreement and to fulfill and cause to be fulfilled the conditions to closing under the Merger Agreement; and (iii) FPA shall not take any action to cause the transactions contemplated by the Merger Agreement not to be treated as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

     Meridian has further agreed that prior to the Effective Time to confer on a regular and frequent basis with FPA with respect to its business and operations and other matters relevant to the Merger and shall promptly advise FPA, orally and in writing, of any change or event, including any complaint, investigation or hearing by any governmental or regulatory authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having or which can be reasonably foreseen to have, a material adverse effect on Meridian and its Subsidiaries, taken as a whole, or adversely affect the ability of Meridian to consummate the transactions contemplated by the Merger Agreement. FPA has agreed to deliver to Meridian promptly upon filing the Commission all FPA reports required to be filed by the Commission.

CERTAIN ADDITIONAL AGREEMENTS

     Pursuant to the Merger Agreement, FPA and Meridian have made the following additional agreements.

     Access to Information; Confidentiality. Meridian shall, and shall cause each of its Subsidiaries to, throughout the period commencing on the date of the Merger Agreement and ending at the Effective Time: (i) provide FPA and its directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives (collectively, "Representatives") with full access, upon reasonable prior notice and during normal business hours, to Meridian and its Subsidiaries and their respective assets, properties, books and records, but only to the extent that such access does not unreasonably interfere with the business and operations of Meridian and its Subsidiaries, and (ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by Meridian and its Subsidiaries, pursuant to the requirements of federal or state securities laws or filed with any other governmental or regulatory authority, and (y) all other information and data concerning the business and operations of Meridian and its Subsidiaries as FPA or any of such other persons reasonably may request. FPA has agreed to provide Meridian promptly upon filing copies of all reports filed by FPA with the Commission.

     Each of FPA and Meridian will hold, and will use its best efforts to cause its Representatives to hold, in strict confidence, unless (i) compelled to disclose by judicial or administrative process or by other requirements of applicable laws or governmental or regulatory authorities (including, without limitation, in connection with obtaining the necessary approvals of the Merger Agreement or the transactions contemplated thereby of governmental or regulatory authorities), or (ii) disclosed in any action or proceeding brought by a party to the Merger Agreement in pursuit of its rights or in the exercise of its remedies thereunder, all documents and information concerning the other party and its Subsidiaries furnished to it by such other party or its Representatives in connection with the Merger Agreement or the transactions contemplated thereby, except to the extent that such documents or information can be shown to have been (x) previously known by Meridian or FPA, as the case may be, or its Representatives, (y) in the public domain (either prior to or after the furnishing of such documents or information thereunder) through no fault of Meridian or FPA, as the case may be, and its Representatives or (z) later acquired by Meridian or FPA, as the case may be, or its Representatives from another source if the recipient is not aware that such source is under an obligation to Meridian or FPA, as the case may be, to keep such documents and information confidential. In the event that the Merger Agreement is terminated without the transactions contemplated thereby having been consummated, upon the request of Meridian or FPA, as the case may be, the other party will, and will cause its Representatives to, promptly (and in no event later than five (5) days after such request) redeliver or cause to be redelivered all copies of documents and information furnished by Meridian or FPA, as the case may be, or its Representatives to such party and its Representatives in connection with the Merger Agreement or the transactions contemplated thereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by Meridian or FPA, as the case may be, or its Representatives.

     Registration Statement and Proxy Statement/Prospectus. FPA agreed to file with the Commission as soon as is reasonably practicable after the date of the Merger Agreement the Proxy Statement/Prospectus and to use all reasonable efforts to have the Registration Statement declared effective by the Commission as promptly as practicable. FPA also agreed to take any action required to be taken under applicable state blue sky, securities laws or rules or regulations of Nasdaq in connection with the issuance of FPA Common Stock pursuant hereto. Each of FPA and Meridian agreed to promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding two sentences.

     Inclusion of Shares on Nasdaq. FPA agreed to file the application for original listing of the shares of FPA Common Stock to be issued in the Merger in accordance with the Merger Agreement with the Nasdaq National Market.

     Approval of Meridian Shareholders. Meridian shall as promptly as practicable submit the Merger Agreement to its shareholders at a meeting of shareholders and use all reasonable efforts to obtain approval of the Merger Agreement and the transactions contemplated thereby by its shareholders as soon as reasonably practicable after the date of the Merger Agreement. Such meeting of shareholders shall be held as soon as practicable following the date upon which the Registration Statement, of which this Proxy Statement/Prospectus is a part, becomes effective.

     Regulatory and Other Approvals. Subject to the terms and conditions of the Merger Agreement, each of FPA and Meridian agreed to proceed diligently and in good faith and to use all commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable,
(i) obtain all consents, approvals or actions of, make all filings with and give all notices to governmental or regulatory authorities or any other public or private third parties required of FPA, Meridian or any of their Subsidiaries to consummate the Merger and the other matters contemplated thereby and (ii) provide such other information and communications to such governmental or regulatory authorities or other public or private third parties as the other party or such governmental or regulatory authorities or other public or private third parties may reasonably request in connection therewith.

     Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such cost or expense.

     Notice and Cure. Each of FPA and Meridian agreed to notify the other in writing of, and contemporaneously will provide the other with true and complete copies of any and all information or documents relating to, and will use best efforts to cure before the Closing, any event, transaction or circumstance, as soon as practical after it becomes known to such party, occurring after the date of the Merger Agreement that causes or will cause any covenant or agreement of FPA or Meridian, as the case may be, under the Merger Agreement to be breached or that renders or will render untrue any representation or warranty of FPA or Meridian, as the case may be, contained in the Merger Agreement as if the same were made on or as of the date of such event, transaction or circumstance. Each of FPA and Meridian also agreed to notify the other in writing of, and will use best efforts to cure, before the Closing, any violation or breach, as soon as practical after it becomes known to such party, if any representation, warranty, covenant or agreement made by FPA or Meridian, as the case may be, in the Merger Agreement, whether occurring or arising prior to, on or after the date of the Merger Agreement.

     Fulfillment of Conditions. Subject to the terms and conditions of the Merger Agreement, each of FPA and Meridian agreed to take or cause to be taken all steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the other's obligations contained in the Merger Agreement and to consummate and make effective the transactions contemplated by the Merger Agreement, and further agreed that neither FPA nor Meridian will take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

     No Solicitations. Prior to the Effective Time, Meridian agreed that (a) neither it nor any of its Subsidiaries, and it shall use its best efforts to cause their respective Representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, consolidation or other business combination including Meridian or any of its Subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of (i) all or any portion of the assets of Meridian and its Subsidiaries, taken as a whole, (ii) any of the outstanding shares of Meridian Common Stock, or (iii) any of the outstanding shares of capital stock of any Subsidiary of Meridian (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by the Merger Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal;
(b) that it will notify FPA as soon as commercially reasonable if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any such person or group; and (c) that it will, prior to accepting an Alternative Proposal, (i) receive a determination from an independent financial advisor that such Alternative Proposal is more favorable (from a financial point of view) to the Meridian shareholders than the transactions contemplated by the Merger Agreement, (ii) determine in the exercise of its fiduciary obligations that such Alternative Proposal is more favorable to the Meridian shareholders than the transactions contemplated by the Merger Agreement and (iii) deliver to FPA a definitive agreement of such Alternative Proposal or a description of the material terms thereof and, except as would violate a fiduciary or contractual obligation, a copy of any information provided by such person or group, including the identity of such person or group, and give FPA at least three (3) days to offer a counterproposal prior to executing such definitive agreement; provided, however, that nothing contained in the Merger Agreement shall prohibit the Board of Directors of Meridian from (1) furnishing information to or entering into discussions or negotiations with any person or group that makes an unsolicited bona fide Alternative Proposal, if, and only to the extent that, (A) the Board of Directors of Meridian, based upon the written opinion of outside counsel (a copy of which shall be provided promptly to FPA), determines in good faith that such action is required or appropriate for the Board of Directors to comply with its fiduciary duties to shareholders imposed by law, (B) the Board of Directors has reasonably concluded in good faith that the person or group making such Alternative Proposal will have adequate sources of financing to consummate such Alternative Proposal and that such Alternative Proposal is more favorable to Meridian's shareholders than the Merger and (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or group, Meridian provides written notice to FPA to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group; and (2) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Proposal.

     Brokers or Finders. Each of FPA and Meridian represents, as to itself and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by the Merger Agreement, other than fees for which the representing party is solely responsible. Each of FPA, on the one hand, and Meridian, on the other hand, shall indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any such fee or commission or expenses related thereto asserted by any person on the basis of any act or statement alleged to have been made by such party of its affiliate. Notwithstanding the foregoing, FPA shall assume the obligations of Meridian for the fees and expenses owed to KPMG Peat Marwick LLP, Kilpatrick Stockton LLP, and Coopers & Lybrand L.L.P. incurred in connection with the Merger and the transactions contemplated thereby to the extent that such aggregate fees and expenses do not exceed One Million Five Hundred Thousand Dollars ($1,500,000) (the "Professional Fee Liability") reduced by the amount of the Special Bonus Liability.

     Employee Benefit Matters. Prior to the Effective Time, FPA and Meridian shall agree on termination of certain of Meridian employee benefit plans and Meridian shall use its reasonable best efforts to cause such plans to be terminated as of the Effective Time. From and after the Effective Time, FPA and FPA of Georgia, Inc., a Georgia corporation and wholly-owned subsidiary of FPA ("FPA-Georgia"), as the case may be, shall provide each Meridian non-physician employee who becomes an employee of FPA or FPA-Georgia (and, to the extent applicable, the employee's respective eligible dependents) (the "Retained Employees") benefits which are substantially similar to those provided under the FPA employee benefit plans applicable to similarly-situated employees of FPA or its affiliates. For purposes of determining eligibility to participate, vesting and benefit eligibility in any FPA employee benefit plan (other than the FPA Employee Stock Purchase Plan), FPA shall give each Retained Employee full credit for the service credited to such employee under the applicable Meridian employee benefit plans and shall waive any applicable waiting periods under the FPA employee benefit plans. Notwithstanding the foregoing, FPA shall provide the Retained Employees with credit for, and shall assume Meridian's liability with respect to, up to a maximum of 160 hours of accrued vacation.

     Medical Services Agreement. As of the Effective Time, FPA-Georgia and PruCare shall enter into the Medical Services Agreement.

     Asset Purchase Agreement. As of the Effective Time, FPA-Georgia and PruCare shall enter into the Asset Purchase Agreement.

     Conversion of Meridian to Business Corporation. If required, immediately prior to the Merger, Meridian agreed to cause its Articles of Incorporation to be amended (and a Certificate of Amendment to be filed with the Georgia Secretary of State) whereby Meridian converts from a professional corporation to a business corporation.

     Physician Employment Agreements. As of the Effective Time, at least ninety percent (90%) (minus one) of the physician employees of Meridian (calculated as of the date of the Merger Agreement on a FTE basis) shall have agreed to the amendment and assignment of their current employment agreements with Meridian to the professional corporation which will employ the Meridian shareholder physicians after the Effective Time to be owned by an FPA-affiliated physician.

CONDITIONS TO CONSUMMATION OF THE MERGER

     The obligation of each party to effect the Merger is subject to the fulfillment, at or prior to the Closing, or where legally permissible, the waiver, of various conditions, including: (i) the effectiveness of the Registration Statement in accordance with the provisions of the Securities Act and any applicable state blue sky laws and the absence of any stop order suspending such effectiveness; (ii) the approval of the Meridian shareholders of the Merger Agreement and the transactions contemplated thereby; (iii) there shall be no law or order (whether temporary, preliminary or permanent) which is then in effective and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger or the other transactions contemplated by the Merger Agreement; (iv) all consents, approvals and actions of, filing with and notices to any governmental or regulatory authority or any other public or private third parties required of FPA, Meridian or any of their Subsidiaries to consummate the Merger and the other matters contemplated by the Merger Agreement, the failure of which to be obtained or taken would be reasonably expected to have a material adverse effect on FPA and its Subsidiaries taken as a whole, or adversely affect the ability of FPA and Meridian to consummate the transactions contemplated by the Merger Agreement shall have been obtained; and (v) the shares of FPA Common Stock issuable to Meridian shareholders in the Merger shall have been approved for inclusion on Nasdaq.

     The obligation of FPA to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by FPA in its sole discretion): (i) Meridian shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by the Merger Agreement to be performed or complied with by it at or prior to the Closing Date and the representations and warranties of Meridian in the Merger Agreement shall be true and correct in all material respects on and as of the date made and as of the Closing Date as though made on and as of the Closing and Meridian shall have delivered to FPA a certificate, dated the Closing Date and executed on behalf of Meridian by its Chairman of the Board, President, or any Executive or Senior Vice President, to such effect; (ii) FPA shall have received all certificates, instruments, agreements, and other documents required by the Merger Agreement to be obtained on or before the Closing Date; (iii) the receipt by Meridian and its Subsidiaries of all consents (or in lieu thereof waivers) from parties to each contract disclosed in the Merger Agreement, (iv) since the date of the Merger Agreement, there shall not have been either (A) a decrease of ten percent (10%) or more (plus one) in the number of physicians (calculated on a full-time equivalent basis) employed by Meridian or
(B) a reduction in the number of PruCare covered lives serviced by Meridian to less than 67,700, which, taken as a whole, have had or could be reasonably expected to have a material adverse effect on Meridian and its Subsidiaries, (v) FPA shall have received the opinions of Kilpatrick Stockton LLP and Morris, Manning & Martin, counsel to Meridian, dated the Closing Date, in form reasonably acceptable to FPA, (vi) the Asset Purchase Agreement shall be effective, (vii) the Medical Services Agreement shall be effective, and (viii) the Physician Employment Agreements shall be effective.

     The obligation of Meridian to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Meridian in its sole discretion): (i) FPA shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by the Merger Agreement to be performed or complied with by it at or prior to the Closing Date and the representations and warranties of FPA in the Merger Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as though made on and as of the Closing and FPA shall have delivered to Meridian a certificate, dated the Closing Date and executed on behalf of FPA by its Chairman of the Board, President or any Executive or Senior Vice President to such effect; (ii) Meridian shall have received all certificates, instruments, agreements, and other documents to be delivered by FPA required by the Merger Agreement on or before the Closing Date; and (iii) Meridian shall have received the opinions of Ballard Spahr Andrews & Ingersoll, LLP, counsel to FPA, and James A. Lebovitz, general counsel to FPA, dated the Closing Date, in form reasonably acceptable to Meridian.

     To the extent that FPA or Meridian waives compliance with any material provisions of or conditions to the consummation of the Merger, including that the Merger qualify as a tax-free reorganization, FPA and Meridian will amend this Proxy Statement/Prospectus, and Meridian will resolicit shareholder votes to the extent required by applicable law.

TERMINATION

     The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Closing: (i) by mutual written consent of FPA and Meridian; (ii) at any time after June 30, 1998 if the transactions contemplated by the Merger the Merger Agreement shall not have been consummated on or prior to such date and such failure to consummate the transaction is not caused by a breach of the Merger Agreement by the terminating party; (iii) if any governmental or regulatory authority, the taking of action by which is a condition to the obligations of either FPA or Meridian, to consummate the transactions contemplated by the Merger Agreement, shall have determined not to take such action and all appeals of such determination shall have been taken and have been unsuccessful; (iv) if there has been a material breach of any representation, warrant, covenant or agreement on the party of the non-terminating party set forth in the Merger Agreement which breach has not been cured within fifteen (15) business days following receipt by the non-terminating party of notice of such breach from the terminating party or assurance of such cure reasonably satisfactory to the terminating party shall not have been given by or on behalf of the non-terminating party within such fifteen (15) business day period; or (v) if any court of competent jurisdiction or other competent governmental or regulatory authority shall have issued any order making illegal or otherwise restricting, preventing or prohibiting the transactions contemplated by the Merger Agreement and such order shall have become final and non-appealable.

EFFECT OF TERMINATION

     If the Merger Agreement is validly terminated by either Meridian or FPA pursuant to the Merger Agreement, the Merger Agreement shall become void and there will be no further obligation on the part of either Meridian or FPA (or any of their respective Representatives or affiliates), except (i) that certain provisions of the Merger Agreement will continue to apply following any such termination and (ii) that nothing contained therein shall relieve any party thereto from liability for willful breach by such party of its representations, warranties, covenants or agreements contained in the Merger Agreement.

INDEMNIFICATION AND SURVIVAL

     Each of the Meridian shareholders shall jointly and severally indemnify FPA after the Effective Time and until one (1) year following the Effective Time (the "Indemnification Period") from and against any and all damage, loss, liability and expense (including without limitation reasonable expenses of investigation and reasonable attorneys' fees and reasonable expenses in connection with any action, suit or proceeding) incurred or suffered or reasonably expected to be incurred or suffered by FPA arising out of any breach of the representations, warranties, covenants or agreements of Meridian set forth in the Merger Agreement (the "FPA Indemnifiable Damages"). Notwithstanding the foregoing, (i) FPA shall not be entitled to indemnification hereunder until FPA Indemnifiable Damages exceed Four Hundred Thousand Dollars ($400,000) and thereafter shall be entitled to indemnification for all FPA Indemnifiable Damages subject to the provisions hereof; (ii) FPA shall not be entitled to recover from the Meridian shareholders more than the Merger Consideration received by the Meridian shareholders for all FPA Indemnifiable Damages; and
(iii) no Meridian shareholder shall be responsible for FPA Indemnifiable Damages in an amount in excess of the Merger Consideration received by such Meridian shareholder. Without limiting their obligations regarding indemnification of FPA but subject to the maximum liability of each Meridian shareholder for FPA Indemnifiable Damages, the Meridian shareholders shall fully reimburse FPA and shall indemnify and hold FPA harmless from, any and all liability arising from or related to a certain action described in Section 9.02 of the Merger Agreement. FPA may obtain indemnification for any FPA indemnifiable damages only if a claim for indemnification is made by FPA within the indemnification period.

     FPA agreed to indemnify the Meridian shareholders after the Effective Time from and against any and all damage, loss, lability and expense (including without limitation reasonable expenses of investigation and reasonably attorneys' fees and reasonable expenses in connection with any action, suit or proceeding) incurred or suffered or reasonably expected to be incurred or suffered by the shareholders of Meridian arising out of any breach of the representation and warranty of the FPA contained in the Merger Agreement (the "Meridian Shareholder Indemnifiable Damages"). Notwithstanding the foregoing,
(i) the Meridian shareholders shall not be entitled to indemnification hereunder until Meridian Shareholder Indemnifiable Damages exceed Four Hundred Thousand Dollars ($400,000) and thereafter shall be entitled to indemnification for all Meridian Shareholder Indemnifiable Damages subject to the provisions hereof; and
(ii) the Meridian shareholders shall not be entitled to recover from FPA more than the Merger Consideration paid by FPA for all Meridian Shareholder Indemnifiable Damages. FPA shall reimburse the Meridian shareholders for any Shareholder Indemnifiable Damages to which Section 9.02(b) of the Merger Agreement relates only if a claim for indemnification is made by the Meridian shareholders within the Indemnification Period.

     The representations and warranties of Meridian, on the one hand, and FPA, on the other hand, contained in the Merger Agreement or in any document or instrument delivered pursuant thereto shall survive the Effective Time and shall continue in full force and effect until the first anniversary of the Effective Time, except with respect to payment of taxes, which shall survive until the expiration of the statute of limitations. Notwithstanding the foregoing, FPA may bring a claim for fraud at any time before the end of the applicable statute of limitations thereto.

AMENDMENT

     The Merger Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties thereto at any time prior to the Effective Time. No such amendment, supplemental or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party to the Merger Agreement.

WAIVER

     At any time prior to the Effective Time, either FPA or Meridian, by action taken by or on behalf of its Board of Directors, may to the extent permitted by applicable law (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant to the Merger Agreement or (iii) waive compliance with any of the covenants, agreements or conditions of the other party to the Merger Agreement contained in the Merger Agreement. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any party of any term or condition of the Merger Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of the Merger Agreement on any future occasion.

            COMPARISON OF RIGHTS OF HOLDERS OF MERIDIAN COMMON STOCK
                              AND FPA COMMON STOCK

     Meridian is a Georgia professional corporation and the rights of its shareholders are governed by the Georgia Code and its Articles of Incorporation and Bylaws as well as by the Shareholders' Agreement. FPA is a Delaware corporation and the rights of its stockholders are governed by the Delaware Act and FPA's Certificate of Incorporation and Bylaws. If the Merger is consummated, Meridian shareholders will become stockholders of FPA, and their rights will be governed by the Delaware Act and the Certificate of Incorporation and Bylaws of FPA. The following is a brief summary of certain differences between the rights of Meridian shareholders and FPA stockholders and is qualified in its entirety by reference to the relevant provisions of the Delaware Act, FPA's Certificate of Incorporation and Bylaws, the Georgia Code and Meridian's Articles of Incorporation, Bylaws and the Shareholders' Agreement.

PREFERRED STOCK

     The Board of Directors of FPA is authorized to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by the Board of Directors providing for the issuance of such series and as permitted by the Delaware Act. FPA currently has authorized 2,000,000 shares of preferred stock, $.001 par value. FPA has not authorized or issued any shares of preferred stock. The Board of Directors of Meridian is not authorized to provide for the issuance of preferred stock.

BOARD OF DIRECTORS

     FPA's Certificate of Incorporation provides that the FPA Board shall have not less than three nor more than twelve members, as determined from time to time by resolution of the board. Currently, the FPA Board consists of seven members. The Meridian Bylaws provide that the Board shall have eleven members, including any ex officio members. The Directors who are not ex officio members shall be divided into two classes: Department Members and At Large Members. Meridian's Bylaws also provide that there shall be two Department Members for each of the following specialty departments; Internal Medicine, Ob/Gyn; Family Practice; and Pediatrics. Until such time as a Subspecialty Department is created, subspecialty physicians, currently orthopedists, dermatologist, hematologists, and oncologists will have the right to nominate one person to the Board who shall be deemed to be a Department Member. Departments shall be established by Meridian's Board from time to time and membership in such departments shall be determined by the Medical Director based upon such criteria as the Board may specify. All physician employees, except the Medical Director, shall either be designated as subspecialty physicians or assigned to a department. Currently, the Board has authorized the following departments:
Internal Medicine, Ob/Gyn, Family Practice, and Pediatrics. Meridian's Bylaws also provide that there shall be two At-Large Members and at least one of these At-Large Members must be an associate provider.

     FPA's Bylaws provide that any or all directors may be removed with or without cause by the holders of a majority of shares then entitled to vote at an election of directors. Meridian's Bylaws provide that any or all directors may be removed with or without cause at any meeting of shareholders by a majority of the stock represented and entitled to vote thereat.

     FPA's Certificate of Incorporation provides that a vacancy on the FPA Board shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. Meridian's Bylaws provide that a vacancy on the Meridian Board may be filled by a majority vote of the directors then in office, even if less than a quorum, unless the shareholders have elected a successor.

     FPA's Bylaws provide for a staggered Board of Directors, with the directors of FPA divided into three classes, as nearly equal in number as possible. Each director on the FPA Board is elected to serve a term of three years and until his successor is duly elected and qualified. Meridian's Bylaws provide for a staggered Board of Directors, with the directors of Meridian divided into three classes, with two classes of four directors and one class of three directors. Each director on the Meridian Board is elected to serve for a term of three years and until his successor is elected and qualified.

BYLAWS

     FPA's Certificate of Incorporation grants the FPA Board the power to repeal, alter, amend or rescind FPA's Bylaws. FPA's Bylaws permit FPA's stockholders to alter, amend, repeal or adopt the same. Meridian's Bylaws provide that the Meridian Board may adopt, alter, amend or repeal Meridian's Bylaws. Meridian shareholders shall also have the power to adopt, alter, amend or repeal the Bylaws and may resolve that any bylaw so adopted, altered, amended or repealed by the shareholders may not be adopted, altered, amended or repealed by the Board.

STOCKHOLDER MEETINGS

     FPA's Bylaws provide that special meetings of stockholders may be called by the President. Furthermore, FPA's Bylaws provide that such special meeting shall be called by the President or Secretary at the request in writing of a majority of the FPA Board or stockholders owning a majority in amount of the entire capital stock of FPA issued and outstanding and entitled to vote. Meridian's Bylaws provide that special meetings of shareholders may be called by the Board of Directors, the Chairman of the Board or the President, and shall be called by Meridian upon written request of the majority of the shareholders owning at least twenty-five percent (25%) of the votes entitled to be cast in each issue proposed to be considered at such meeting.

INDEMNIFICATION

     Under the Delaware Act, a corporation may generally indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any proceedings (other than derivative actions), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in derivative actions, except that indemnification may be made only for (i) expenses (including attorneys' fees) and certain amounts paid in settlement and
(ii) in the event the person seeking indemnification has been adjudicated liable, amounts deemed proper, fair and reasonable by the appropriate court upon application thereto. The Delaware Act provides that to the extent that such persons have been successful in defense of any proceeding, they must be indemnified by the corporation against expenses actually and reasonably incurred in connection therewith. Further, the Delaware Act allows a corporation to advance funds to a director or officer in anticipation of expenses (including legal fees) upon receipt of an undertaking by such director or officer to repay such amount advanced should it ultimately be determined that such director or officer is not entitled to be indemnified by the corporation.

     Under the Georgia Code, a corporation may indemnify any director if such director acted in a manner he believed in good faith to be in, or not opposed to, the best interests of the corporation and, in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Where a determination that the director or officer met a specified standard of conduct is required, that determination will be made by a quorum of disinterested directors if possible, or by a committee of disinterested directors or special legal counsel. A corporation may not indemnify a director in a derivative action or in a proceeding by the corporation in which the director is adjudged liable to the corporation, or in connection with any other proceeding in which he is adjudged liable on the basis he improperly received a personal benefit. A corporation may indemnify an officer or employee to the extent consistent with public policy if authorized by its articles of incorporation, bylaws or board of directors or by contract. The corporation is required to indemnify a director or officer to the extent that the director has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because of his status as a director or officer of the corporation. Before a final disposition is reached, the Georgia Code permits a corporation to pay or reimburse a director the reasonable expenses incurred by the director in his defense if he attests in writing that he acted in good faith or in the best interest of the corporation and that he will repay the expenses if it is determined he is not entitled to indemnification.

     FPA's Certificate of Incorporation requires indemnification for directors and officers, their legal representatives, and persons serving at the request of FPA as a director, officer, employee or agent of another corporation, partnership or other entity ("Indemnitees") for actions undertaken in an official capacity or any other capacity. FPA's Certificate of Incorporation provides for the continuation of indemnification for Indemnitees no longer employed by the respective company (where the conduct at issue occurred while the Indemnitee was employed by such company). FPA's Certificate of Incorporation also provides for the benefits of indemnification to inure to the heirs, executors and administrators of the Indemnitee. Furthermore, FPA's Certificate of Incorporation requires, as a prerequisite to indemnification in connection with a suit initiated by the Indemnitee, that the Indemnitee receive authorization from the Board prior to initiating the suit. FPA's Certificate of Incorporation grants Indemnitees the right to receive an advance of funds from their respective company to pay for anticipated legal costs in defending a lawsuit for which indemnification is sought. However, to the extent required by the Delaware Act, an Indemnitee may be required to deliver an undertaking to his respective company to the effect that the Indemnitee will repay all amounts advanced should the Indemnitee ultimately be determined not to be entitled to indemnification. FPA's Certificate of Incorporation provides that if an Indemnitee is not advanced funds for anticipated costs in defending a lawsuit within thirty days of FPA receiving a written request for such funds, the Indemnitee may sue FPA for the unpaid amount. If the Indemnitee has delivered to FPA an undertaking to repay such advance, FPA may not offer as a defense to such claim for indemnity that the claimant has not met the standard of conduct for indemnification under the Delaware Act. However, if no such undertaking has been delivered to FPA, FPA may offer such failure to meet the standard of conduct for indemnification as a defense. FPA may not offer as a defense to the advancement of funds that it has not yet determined whether the Indemnitee has met the appropriate standard of conduct.

     Meridian's Bylaws require Meridian to indemnify a director or officer against reasonable expenses incurred to the extent allowed under the law. As a condition of such indemnification, Meridian reserves the right to require that it be permitted to participate in the defense or designate legal counsel for the defense at its expense. Meridian's Bylaws do not address indemnification of agents or employees.

STOCKHOLDER VOTING REQUIREMENTS

     Under the Delaware Act, unless otherwise provided for by the Delaware Act or a Delaware corporation's certificate of incorporation or bylaws, if a quorum exists, action on a matter is approved by the affirmative vote of a majority of the shares represented at a meeting and entitled to vote on the matter.

     Under the Georgia Code, unless otherwise provided for by the Georgia Code or a Georgia corporation's Articles of Incorporation, if a quorum exists, action on a matter is approved by the affirmative vote of a majority of the shares represented and voting at a duly held meeting.

     Neither FPA's Certificate of Incorporation nor its Bylaws contains a provision requiring a greater vote on any matter than required by the Delaware Act. Neither Meridian's Articles of Incorporation nor its Bylaws contains a provision requiring a greater vote on any matter than required by the Georgia Code.

ACTION BY CONSENT

     The Delaware Act provides that, unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. FPA's Bylaws permit action by such written consent.

     The Georgia Code provides that, unless otherwise provided in the Articles of Incorporation, any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, by written consent of the holders of outstanding stock, setting forth the action so taken, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Meridian's Bylaws permit action by such written consent.

                 SELECTED HISTORICAL AND PRO FORMA INFORMATION

                        PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS (UNAUDITED) OF
                 FPA MEDICAL MANAGEMENT, INC. AND SUBSIDIARIES

     The following pro forma condensed consolidated balance sheet of FPA as of September 30, 1997 and the pro forma condensed consolidated statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 give effect, to the extent set forth below, to the following consummated and probable transactions.

CONSUMMATED TRANSACTIONS:

     (1) The acquisition of Physicians First, Inc. ("PFI") (effective June 1,
1996).

     (2) The acquisition of Foundation Health Medical Services and Affiliates ("FHMS") (effective November 29, 1996).

PROBABLE TRANSACTION:

     (1) The proposed acquisition of Meridian (the "Acquisition").

     The Acquisition is reflected as of September 30, 1997 for the pro forma condensed consolidated balance sheet. The Acquisition is reflected as of January 1, 1996 in the pro forma condensed consolidated statements of operations. The pro forma information is based on the respective historical financial statements of the companies involved in the Consummated Transactions and the Acquisition giving effect to the Consummated Transactions and the Acquisition under the purchase method of accounting, and the assumptions and adjustments described in the accompanying notes to the pro forma condensed consolidated financial statements.

     The pro forma condensed consolidated financial statements have been prepared by the management of FPA based upon the unaudited financial statements of FPA and Meridian as of September 30, 1997 and for the nine months then ended, the audited financial statements of FPA and Meridian as of December 31, 1996 and for the year then ended, and the unaudited results of operations for PFI and FHMS up to their respective acquisition dates.

     Management of FPA does not believe that the pro forma condensed consolidated financial statements are indicative of the results that actually would have occurred if the combinations had been in effect on the dates indicated or which may be obtained in the future. The pro forma condensed consolidated financial statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of FPA, Meridian and FHMS.

                 FPA MEDICAL MANAGEMENT, INC. AND SUBSIDIARIES

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                               SEPTEMBER 30, 1997

                                     ASSETS

                                                                                                    FPA MEDICAL
                                                                                                    MANAGEMENT,
                                                                                                       INC.
                                                                                                      AND THE
                                                                   MERIDIAN                         ACQUISITION
                                                FPA MEDICAL         MEDICAL       PRO FORMA          PRO FORMA
                                              MANAGEMENT, INC.    GROUP, INC.    ADJUSTMENTS       CONSOLIDATED
                                              ----------------    -----------    -----------      ---------------
Current assets:
  Cash and cash equivalents................     $ 33,449,221      $   488,309    $(1,500,000)(E)   $  32,437,530
  Marketable securities....................        1,195,990                                           1,195,990
  Accounts receivable -- net...............      205,659,119        4,701,122                        210,360,241
  Prepaid expenses and other assets........        6,979,402          805,718                          7,785,120
  Deferred income tax asset................        4,658,691                                           4,658,691
                                                ------------       ----------    -----------        ------------
         Total current assets..............      251,942,423        5,995,149     (1,500,000)        256,437,572
Property and equipment -- net..............       52,360,414          517,221                         52,877,635
Restricted cash and deposits...............          500,000                                             500,000
Goodwill and intangibles -- net............      371,957,764                      25,458,206(E)      397,415,970
Investments in HealthCor (formerly GLHP)...        4,994,900                                           4,994,900
Deferred income tax asset..................        3,645,742                                           3,645,742
Other assets...............................        9,279,005          355,584                          9,634,589
                                                ------------       ----------    -----------        ------------
         Total.............................     $694,680,248      $ 6,867,954    $23,958,206       $ 725,506,408
                                                ============       ==========    ===========        ============
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses....     $ 84,866,185      $ 2,277,116    $ 2,900,000(E)    $  90,043,301
  Claims payable, including incurred but
    not reported claims....................      121,170,576                                         121,170,576
  Long-term debt -- current portion........       11,665,970        3,300,000                         14,965,970
  Current portion of accrued liability for
    professional liability claims..........        1,534,000          625,000                          2,159,000
  Other liabilities........................        2,268,000                                           2,268,000
                                                ------------       ----------    -----------        ------------
         Total current liabilities.........      221,504,731        6,202,116      2,900,000         230,606,847
                                                ------------       ----------    -----------        ------------
  Long-term debt -- net of current
    portion................................      278,746,175                                         278,746,175
  Accrued liability for professional
    liability claims, net of current
    portion................................        4,270,545          756,042                          5,026,587
  Other long-term liabilities..............       30,311,727                                          30,311,727
  Minority interests.......................          693,000                                             693,000
  Stockholders' equity:
    Preferred stock........................
    Common stock...........................           78,464            2,605         (2,605)(E)          80,794
                                                                                       2,330(E)
    Additional paid in capital.............      273,236,223          538,221       (538,221)(E)     294,201,895
                                                                                  20,965,672(E)
    Stock payable..........................          534,600                                             534,600
    Accumulated deficit....................     (114,268,217)        (631,030)       631,030(E)     (114,268,217)
    Less: Due from stockholders............         (427,000)                                           (427,000)
                                                ------------       ----------    -----------        ------------
    Total stockholders' equity (deficit)...      159,154,070          (90,204)    21,058,206         180,122,072
                                                ------------       ----------    -----------        ------------
         Total.............................     $694,680,248      $ 6,867,954    $23,958,206       $ 725,506,408
                                                ============       ==========    ===========        ============

See accompanying notes to pro forma condensed consolidated financial statements.

                 FPA MEDICAL MANAGEMENT, INC. AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                                                           FPA MEDICAL
                                                                                        MANAGEMENT, INC.
                                                       MERIDIAN                        AND THE ACQUISITION
                                   FPA MEDICAL          MEDICAL        PRO FORMA            PRO FORMA
                                 MANAGEMENT, INC.     GROUP, INC.     ADJUSTMENTS         CONSOLIDATED
                                 ----------------     -----------     ------------     -------------------
Managed care revenue...........    $610,103,454       $43,323,911                         $ 653,427,365
     Fee-for-service revenue...     211,392,556         4,635,316                           216,027,872
  Management services
     revenue...................      18,183,000                                              18,183,000
                                   ------------       -----------     ------------         ------------
          Total operating
            revenue............     839,679,010        47,959,227                           887,638,237
                                   ------------       -----------     ------------         ------------
  Expenses:
     Medical services..........     611,987,779        42,987,959                           654,975,738
     General and
       administrative..........     192,069,982         4,596,512     $    763,746(B)       197,430,240
     Merger, restructuring and
       other unusual charges...      38,004,841                                              38,004,841
                                   ------------       -----------     ------------         ------------
          Total expenses.......     842,062,602        47,584,471          763,746          890,410,819
                                   ------------       -----------     ------------         ------------
  Income (loss) from
     operations................      (2,383,592)          374,756         (763,746)          (2,772,582)
  Other income (expense):
     Interest and other
       income..................       6,051,501           253,622                             6,305,123
     Interest expense..........     (15,061,150)                                            (15,061,150)
     Minority interests' share
       in net losses...........         122,000                                                 122,000
                                   ------------       -----------     ------------         ------------
          Total other income
            (expense)..........      (8,887,649)          253,622                            (8,634,027)
                                   ------------       -----------     ------------         ------------
  Income (loss) before income
     taxes.....................     (11,271,241)          628,378         (763,746)         (11,406,609)
  Income tax (expense)
     benefit...................      (2,625,277)                            54,147(D)        (2,571,130)
                                   ------------       -----------     ------------         ------------
  Net income (loss)............    $(13,896,518)      $   628,378     $   (709,599)       $ (13,977,739)
                                   ============       ===========     ============         ============
  Net loss per share...........    $      (0.34)                                          $       (0.34)
  Weighted average shares
     outstanding(F)............      40,472,579                                              41,637,468

See accompanying notes to pro forma condensed consolidated financial statements.

                 FPA MEDICAL MANAGEMENT, INC. AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996

                                                                                                               FPA MEDICAL
                                                                                                             MANAGEMENT, INC.
                                                                FOUNDATION                                     CONSUMMATED
                                                                  HEALTH                                     TRANSACTIONS AND
                                  FPA MEDICAL    PHYSICIANS      MEDICAL       MERIDIAN                      THE ACQUISITION
                                  MANAGEMENT,      FIRST,      SERVICES AND     MEDICAL      PRO FORMA          PRO FORMA
                                      INC.         INC.(A)      AFFILIATES    GROUP, INC.   ADJUSTMENTS        CONSOLIDATED
                                  ------------   -----------   ------------   -----------   -----------      ----------------
Managed care revenue............  $468,158,760   $14,870,833   $121,214,187   $62,779,263                     $  667,023,043
Fee-for-service revenue.........   180,489,747     4,176,018     19,251,147     4,508,112                        208,425,024
Management services revenue.....    28,826,000                                                                    28,826,000
                                  ------------   -----------   ------------   -----------   -----------       --------------
    Total operating revenue.....   677,474,507    19,046,851    140,465,334    67,287,375                        904,274,067
                                  ------------   -----------   ------------   -----------   -----------       --------------
Expenses:
  Medical services..............   515,126,273    16,128,269    166,950,333    65,015,157                        763,220,032
  General and administrative....   188,429,378     2,811,904     44,210,000     3,615,625   $ 7,529,142(B)       246,596,049
  Merger, restructuring and
    other unusual charges.......    52,571,868                                                                    52,571,868
                                  ------------   -----------   ------------   -----------   -----------       --------------
    Total expenses..............   756,127,519    18,940,173    211,160,333    68,630,782     7,529,142        1,062,387,949
                                  ------------   -----------   ------------   -----------   -----------       --------------
Income (loss) from operations...   (78,653,012)      106,678    (70,694,999)   (1,343,407)   (7,529,142)        (158,113,882)
Other income (expense):
  Interest and other income.....     2,539,301        83,940      6,168,667       253,191                          9,045,099
  Interest expense..............    (6,767,664)      (15,382)    (8,619,667)                 (2,406,837)(C)      (17,809,550)
  Other expense.................                                 (2,757,000)                                      (2,757,000)
  Minority interests' share in
    net losses..................       866,000                                                                       866,000
                                  ------------   -----------   ------------   -----------   -----------       --------------
    Total other income
      (expense).................    (3,362,363)       68,558     (5,208,000)      253,191    (2,406,837)         (10,655,451)
                                  ------------   -----------   ------------   -----------   -----------       --------------
Income (loss) before income
  taxes.........................   (82,015,375)      175,236    (75,902,999)   (1,090,216)   (9,935,979)        (168,769,333)
Income tax (expense) benefit....    (1,265,000)      (73,922)    16,362,667      (129,647)   18,538,658(D)        33,432,756
                                  ------------   -----------   ------------   -----------   -----------       --------------
Net income (loss)...............  $(83,280,375)  $   101,314   $(59,540,332)  $(1,219,863)  $ 8,602,679       $ (135,336,577)
                                  ============   ===========   ============   ===========   ===========       ==============
Net loss per share..............  $      (2.54)                                                               $        (3.57)
Weighted average shares
  outstanding(F)................    32,744,919                                                                    37,952,471

See accompanying notes to pro forma condensed consolidated financial statements.

               FPA NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (UNAUDITED)

     FPA consummated the purchase of PFI effective June 1, 1996 for $21,591,541 consisting of cash, FPA Common Stock and debt, and FHMS effective November 29, 1996 for $111,000,000 consisting of cash, FPA Common Stock and debt. These completed acquisitions by FPA were accounted for under the purchase method. The mergers of FPA with Sterling (October 1996), AHI (March 1997), HealthCap (June
1997), Axminster (September 30, 1997) and Health Partners (October 1997) were accounted for as a pooling of interests and FPA's financial statements have been restated to take into account financial information and data of Sterling, AHI, HealthCap, Axminster and Health Partners for all periods presented. Additionally, FPA proposes to acquire Meridian by issuing FPA Common Stock and cash. It is contemplated that the Acquisition will be accounted for as a purchase. The following adjustments are necessary to reflect the pro forma effects of the FPA consummated and probable transactions.

     Certain of the entities included in the pro forma condensed consolidated financial statements are professional corporations in which FPA is unable to own a majority interest due to certain state laws which prohibit the corporate practice of medicine. Such entities are included in the pro forma condensed consolidated financial statements due to the fact FPA consolidates these professional corporations in the consolidated financial statements of FPA. These professional corporations are consolidated by FPA because FPA has direct or indirect unilateral and perpetual control over the assets and operations of the professional corporations, other than by means of owning the majority of the voting stock of the professional corporations. The shareholder/director of each of these professional corporations which are affiliated with FPA has entered into a succession agreement which requires such shareholder/director to sell to a designee of FPA such shareholder/director's shares of stock if such shareholder/director is terminated from FPA. This ensures unilateral and perpetual control over these professional corporations by FPA. As such, due to the parent-subsidiary relationship under generally accepted accounting principles, FPA consolidates the financial statements of these professional corporations. FPA believes that consolidation of the financial statements of these professional corporations is necessary to present fairly the financial position and results of operations of FPA.

     (A) As a result of FPA's acquisition, PFI receives fully delegated capitation revenue from Physicians Corporation of America, the seller, based on the acquisition agreement with FPA, rather than only primary care capitation as is reflected in this historical statement of operations of PFI. The incremental revenue which PFI would have received under this fully delegated contract, which is not included in the pro forma condensed consolidated statement of operations, was approximately $31,000,000 for the five months ended May 31, 1996 (date of acquisition). Additionally, there would have been a corresponding increase in medical services expense and general and administrative expense for the provision of hospital and specialty care services under this fully delegated contract, which is not included in the pro forma condensed consolidated statement of operations.

     (B) For the purpose of determining the pro forma effects of the acquisitions of Meridian, PFI and FHMS on FPA's statement of operations, the following adjustments to increase (decrease) income have been made:

                                                                    YEAR ENDED DECEMBER 31, 1996
                                                         ---------------------------------------------------
                                                          MERIDIAN        PFI         FHMS          TOTAL
                                                         -----------   ---------   -----------   -----------
         Amortization over 4 - 15 years of
           intangible assets(1)(2).....................                $(100,419)  $  (751,667)  $  (852,086)
         Amortization over 25 - 30 years of cost in
           excess of net assets acquired (goodwill)
           and value assigned to managed care contract
           in FHMS acquisition(2)......................  $(1,018,328)   (177,957)   (5,599,013)   (6,795,298)
         Depreciation of additional purchase cost
           assigned to property and equipment..........                  118,242                     118,242
                                                         -----------   ---------   -----------   -----------
                                                         $(1,018,328)  $(160,134)  $(6,350,680)  $(7,529,142)
                                                         ============  ==========  ============  ============

               FPA NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED
                  FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

                                                                            NINE MONTHS ENDED
                                                                           SEPTEMBER 30, 1997
                                                                         -----------------------
                                                                         MERIDIAN        TOTAL
                                                                         ---------     ---------
          Amortization over 25 years of cost in excess of net assets
            acquired (goodwill)........................................  $(763,746)    $(763,746)
                                                                         ---------     ---------
                                                                         $(763,746)    $(763,746)
                                                                         ==========    ==========

---------------
          (1) The amortization period of the identifiable intangible assets is based on the period of estimated future economic benefit as determined by FPA in conjunction with independent valuation analyses.

          (2) The total balance of the goodwill and intangibles at January 1, 1996 would have been approximately $227,675,563 related to Meridian, PFI and FHMS.

     (C) Reflects the increase in interest expense as a result of the notes issued in connection with the acquisitions of PFI and FHMS. The debt in the amount of approximately $116,000,000 that was issued or assumed in connection with the FHMS acquisition bears interest at LIBOR plus .45%. A one-eighth percent change in the interest rate would have had an impact to interest expense of approximately $145,000 for the year ended December 31, 1996.

     (D) Reflects the estimated income tax effects of the pro forma adjustments and the estimated tax expense (benefit) for Meridian and FHMS at forty percent of the net income (loss) before income taxes. No valuation allowance has been recognized related to the pro forma tax benefits and the Meridian and FHMS benefit based on FPA management's belief that it is more likely than not, based on the assessment of future taxable income and available tax planning strategies, that such benefit would be realized in future periods. If FPA had incurred the losses before income taxes of $168,769,333 for the year ended December 31, 1996 included in the pro forma condensed consolidated statement of operations, FPA would need to generate a comparable amount of future taxable income over the next 15 years (the net operating loss carryforward period) in order to fully realize the benefit of these net operating losses.

     (E) Reflects the effects of the issuance of 1,164,889 shares (assuming a value of $18.00 per share) of FPA Common Stock, the payment of $1,500,000 in cash and the estimated transaction costs of $2,900,000 for the acquisition of Meridian which gives rise to goodwill of $25,458,206. In addition, the merger with Meridian may result in the issuance of contingent consideration as discussed in "The Merger". The purchase price allocation is based on management's estimates and may be subject to change upon completion of the transaction.

     (F) The weighted average shares outstanding was calculated based on the historical weighted average shares outstanding of FPA giving effect to the assumed 1,164,889 shares of FPA Common Stock to be issued in connection with the Acquisition and the shares issued in connection with the acquisitions of PFI and FHMS.

                   SELECTED HISTORICAL FINANCIAL DATA -- FPA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected historical financial data of FPA set forth below for the years ended December 31, 1994, 1995 and 1996 which give effect to the mergers with Sterling, AHI, HealthCap, Axminster and Health Partners, accounted for as poolings of interests, have been derived from FPA's audited Consolidated Financial Statements incorporated by reference in this Proxy Statement/Prospectus. The selected historical financial data for the years ended December 31, 1993 and 1992 and the nine months ended September 30, 1997 and 1996 are unaudited. In the opinion of FPA's management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of FPA's financial position and results of operations for such unaudited periods, have been included. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the year. The data set forth below should be read in conjunction with FPA's Consolidated Financial Statements and the notes thereto incorporated by reference in this Proxy Statement/Prospectus.

                                                                                                          NINE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                             SEPTEMBER 30,
                                    ---------------------------------------------------------------   -------------------------
                                     1992        1993          1994          1995          1996          1996          1997
                                    -------   -----------   -----------   -----------   -----------   -----------   -----------
COMBINED STATEMENTS OF OPERATIONS:
Operating revenue.................  $39,960   $    59,766   $   136,434   $   340,621   $   677,474   $   461,346   $   839,679
Medical services expense..........   28,477        41,791        92,543       235,889       515,126       347,995       611,988
                                    -------   -----------   -----------   -----------   -----------   -----------   -----------
                                     11,483        17,975        43,890       104,732       162,348       113,351       227,691
General and administrative
  expense.........................   12,385        16,063        45,547       108,981       188,429       121,176       192,070
Merger, restructuring and other
  unusual charges.................                                              1,590        52,572         1,707        38,005
                                    -------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) from operations.....     (902)        1,912        (1,657)       (5,839)      (78,653)       (9,532)       (2,384)
Other income (expense), net.......      197           125           394        (1,473)       (4,228)       (1,330)       (9,010)
                                    -------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before minority
  interests and income taxes......     (705)        2,037         1,263        (7,312)      (82,881)      (10,862)      (11,393)
Minority interests................                                  367           683           866           515           122
Income tax (expense) benefit......      (10)          (85)       (1,707)       (1,679)       (1,265)       (5,228)       (2,625)
                                    -------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss).................  $  (715)  $     1,952   $    (2,603)  $    (8,308)  $   (83,280)  $   (15,575)  $   (13,896)
                                    =======   ===========   ===========   ===========   ===========   ===========   ===========
PRO FORMA PER SHARE DATA:
Net income (loss) per share.......            $      0.18   $     (0.19)  $     (0.39)  $     (2.54)  $     (0.46)  $     (0.34)
Weighted average shares
  outstanding.....................             10,883,701    14,258,120    22,245,898    32,744,919    33,505,926    40,472,579

                                                                       DECEMBER 31,                           SEPTEMBER 30,
                                                 --------------------------------------------------------     -------------
                                                  1992       1993        1994         1995         1996           1997
                                                 ------     -------     -------     --------     --------     -------------
COMBINED BALANCE SHEET DATA:
Cash and marketable securities.................  $3,546     $ 7,621     $19,493     $ 49,781     $ 64,128       $  34,645
Working capital surplus (deficit)..............    (972)      3,063      22,290       39,780      (47,337)         30,437
Total assets...................................   7,726      17,930      88,555      264,505      632,607         694,680
Long-term liabilities..........................     112         371      12,989       28,640      199,701         313,328
Stockholders' equity...........................     139       2,862      40,717      153,313      154,427         159,154

                 SELECTED HISTORICAL FINANCIAL DATA -- MERIDIAN

     The selected historical financial data of Meridian set forth below for the years ended December 31, 1994, 1995 and 1996 have been derived from Meridian's audited Financial Statements contained elsewhere in this Proxy Statement/Prospectus. The selected historical financial data for the years ended December 31, 1993 and 1992 have been derived from Meridian's audited Financial Statements which have not been included in this Proxy Statement/Prospectus. The selected historical financial data for the nine months ended September 30, 1997 and 1996 are unaudited. In the opinion of Meridian's management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of Meridian's financial position and results of operations for such unaudited periods, have been included. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the year. The data set forth below should be read in conjunction with Meridian's Financial Statements and the notes thereto contained elsewhere in this Proxy Statement/Prospectus.

                                                                                                          NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                               SEPTEMBER 30,
                                -------------------------------------------------------------------   -------------------------
                                   1992          1993          1994          1995          1996          1996          1997
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
COMBINED STATEMENTS OF
  OPERATIONS:
Operating revenue.............  $29,592,979   $40,771,815   $49,913,080   $58,245,115   $67,376,963   $49,937,293   $47,959,227
Medical services expense......   27,363,769    38,752,675    46,841,257    54,886,890    65,015,157    47,888,003    42,987,959
General and administrative
  expense.....................    1,937,209     2,143,133     2,928,224     3,885,016     3,615,625     2,499,497     4,596,512
                                    -------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) from
  operations..................      292,001      (123,993)      143,599      (526,791)   (1,253,819)     (450,207)      374,756
                                    =======   ===========   ===========   ===========   ===========   ===========   ===========
Cash dividend per share.......        $0.20         $0.20         $0.40         $0.45            --            --            --

                                                                        DECEMBER 31,                            SEPTEMBER 30,
                                               --------------------------------------------------------------   -------------
                                                  1992         1993         1994         1995         1996          1997
                                               ----------   ----------   ----------   ----------   ----------   -------------
BALANCE SHEET DATA:
Total assets.................................  $2,590,323   $4,182,426   $6,757,914   $7,556,011   $11,261,880   $ 6,867,954
Short-term liabilities.......................          --           --           --           --           --      3,300,000
Long-term liabilities........................          --           --           --           --      200,000             --
OTHER DATA:
Average Capitation...........................        N/A*         N/A*         N/A*         N/A*   $    54.24    $     54.24
Average Covered Lives........................      57,990       70,540       77,195       87,150       91,994         82,568

---------------

     * During the years 1992 through 1995, Meridian was compensated on a negotiated budget (Cost Plan Basis).

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                       RESULTS OF OPERATIONS -- MERIDIAN

GENERAL

     Meridian derives substantially all of its operating revenue from (i) payments made by Payors to Meridian for managed care medical services, and (ii) payments made by Payors, governments, corporations, and individuals for fee-for-service medical services.

MANAGED CARE BUSINESS

     Meridian has two types of capitation Payor contracts: (i) contracts for both inpatient and outpatient services ("global capitation" contracts) which commenced January 1, 1998 and (ii) those limited to defined professional medical services ("professional capitation" contracts). Meridian currently has entered into one global capitation contract, which is with PruCare and commenced on January 1, 1998. Under this global capitation contract, Meridian receives a fixed monthly payment per enrollee and is responsible for providing each enrollee with inpatient and outpatient medical services. Under its professional capitation contracts, Meridian receives a fixed monthly payment per enrollee and is responsible for providing each enrollee with the professional medical services covered in the professional capitation contract. These covered services consist of primary care and certain specialty care. PruCare is the most significant Payor for professional capitation contracts entered into by Meridian.

     Additionally, under these global and professional capitation contracts, Meridian may be a party to shared risk arrangements with Payors which generally reward Meridian for the appropriate utilization of total medical resources. Under these shared risk arrangements, Meridian's participation is based on achieving certain goals agreed to by Meridian and the Payor relating to total medical costs, including inpatient expense. No revenue was derived from global capitation contracts in 1996 and 1997. It is estimated that the global capitation contract revenue for 1998 will represent approximately 89% of Meridian's operating revenue. For the nine months ended September 30, 1996 and 1997, revenue under the contract with PruCare for professional capitation represented 61.5% and 84.8%, respectively, of Meridian's operating revenue.

     Meridian also generates fee-for-service revenue for the performance of medical services. These revenues are presented net of contractual deductions. For the nine months ended September 30, 1996 and 1997, these revenues represented 6.5% and 9.7%, respectively, of Meridian's operating revenue.

     In addition to providing primary care and some specialist professional services, Meridian contracts with various third party healthcare professionals to provide primary care and specialty medical services to covered enrollees. Primary care physicians are compensated on either a salary or fee schedule basis. Specialty care physician services are compensated on either a salary, a fee schedule or capitation basis. For the nine months ended September 30, 1996 and 1997, medical services expense paid for on a capitation basis (for certain primary care and specialty care services) or fixed salary basis totaled 95.9% and 89.5%, respectively, of operating revenues, with the remainder of medical services expense (for primary care, specialty care, ancillary, inpatient, and outpatient services, etc.) paid for on a fee schedule basis.

OPERATIONAL DEVELOPMENT

     The future growth of Meridian is significantly dependent on consistent growth in the number of new enrollees in Meridian's network. This growth may come from (i) affiliations with, or acquisitions of, individual or group physician practices serving enrollees of Payors with whom Meridian currently contracts, (ii) increases in the number of enrollees of Payors with which Meridian currently has contracts choosing Meridian physicians, and (iii) entering into contracts with additional Payors. Because of increasing competitive pressures in the marketplace, there can be no assurance that Meridian will be successful in identifying, acquiring or affiliating with additional physician groups or hospitals or that Meridian will be able to contract with new Payors. Meridian's ability to expand is also dependent upon its ability to comply with legal and regulatory requirements in the jurisdictions in which it operates or will operate, and to obtain necessary regulatory approvals, certificates and licenses. There can be no assurance that Meridian will be able to comply with all legal and regulatory requirements in the jurisdictions in which it operates or will operate or that it can obtain necessary regulatory approvals, certificates, and licenses.

     The following table sets forth selected financial data and selected financial data expressed as a percentage of operating revenue for the nine months ending September 30, 1996 and 1997.

                                                                     NINE MONTHS ENDED
                                                                       SEPTEMBER 30,
                                                                ---------------------------
                                                                   1996*           1997*
                                                                -----------     -----------
    Operating revenue.........................................  $49,937,293     $47,959,227
                                                                -----------     -----------
    Medical services expense..................................   47,888,003      42,987,959
    General and administrative expense........................    2,499,497       4,596,512
                                                                -----------     -----------
              Total Expenses..................................   50,387,500      47,584,471
                                                                -----------     -----------
    (Loss) income from operations.............................     (450,207)        374,756
    Other income..............................................      151,519         253,622
    (Loss) income before tax..................................     (298,688)        628,378
                                                                -----------     -----------
    Income tax expense........................................       35,519             -0-
                                                                -----------     -----------
              Net (loss) income...............................  $  (334,207)    $   628,378
                                                                ===========     ===========

                                                                         1996*       1997*
                                                                         -----       -----
    Operating revenue..................................................  100.0%      100.0%
    Medical services expense...........................................   95.9%       89.6%
    General and administrative expense.................................    5.0%        9.6%
                                                                         -----       -----
              Total Expenses...........................................  100.9%       99.2%
                                                                         -----       -----
    (Loss) income from operations......................................   (0.9)%       0.8%
    Other income.......................................................    0.3%        0.5%
    (Loss) income before tax...........................................   (0.6)%       1.3%
    Income tax expense.................................................    0.1%        -0-
                                                                         -----       -----
              Net (loss) income........................................   (0.7)%       1.3%
                                                                         =====       =====

---------------

* Unaudited

NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997

     OPERATING REVENUE -- Meridian's operating revenue decreased 4.0% to $47.9 million in 1997 from $49.9 million in 1996. The revenue decrease resulted primarily from a decrease of approximately 11% in average PruCare enrollment assigned to Meridian from 92,799 in 1996 to 82,568 in 1997. However, mitigating the effect of decreased enrollment on operating revenue between these periods was the change in the PruCare reimbursement methodology that occurred in 1996. During the first three months of 1996, Meridian earned most of its revenue from PruCare on a negotiated total budget (cost plus basis) for primary care and specialty services. Effective April 1, 1996, Meridian was responsible for additional services including emergency room visits and was compensated on a professional capitation basis for the majority of PruCare members. If Meridian had not been paid on a cost plus basis for the first three months of 1996, additional revenues of approximately $3.47 million would have been earned for the nine months ending September 30, 1996.

     MEDICAL SERVICES EXPENSE -- Medical services expense for 1997 was $43.0 million or 89.6% of operating revenue as compared to $47.9 million or 95.9% of operating revenue in 1996. The decrease from 1996 to 1997 resulted from various cost controls initiated in 1997. The most significant cost reduction resulted from a decrease of $5.3 million in discretionary bonuses, profit sharing and deferred compensation expenses. In addition, there were further reductions in medical services expenses due a to 14% reduction in staffing levels. However, an increase of $1.5 million in professional fees for additional services that Meridian was required to provide beginning April 1, 1996, under the revised contract with PruCare, increased Meridian's medical services expense.

     GENERAL AND ADMINISTRATIVE EXPENSE -- General and administrative expense for 1997 was $4.6 million or 9.6% of operating revenue as compared to $2.5 million or 5.0% of operating revenue in 1996. Approximately $1.1 million of the increase resulted from Meridian's leasing of its administrative offices and facilities beginning in 1997. This rental expense had previously been paid by PruCare. In addition, legal and consulting expenses increased by approximately $0.3 million due to Meridian pursuing a management agreement with a capital partner. Interest expense also increased as a result of Meridian borrowings under the Credit Agreement during 1997.

     OTHER INCOME -- Other income primarily represents interest on excess cash and realized gains from the sale of investments. The 67.3% increase from 1996 to 1997 is due to a $0.1 million increase in realized gains resulting from the liquidation of Meridian's deferred compensation plans in 1997.

     INCOME TAX EXPENSE -- Effective January 1, 1997, Meridian elected to become a S Corporation for income tax purposes. Therefore, there is no accrual for income taxes in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Meridian's capital requirements relate primarily to operations. Meridian generally receives capitation revenue prior to paying costs associated with services provided under those agreements. However, shared risk arrangements negatively impact cash flow because settlements in connection with these arrangements are typically not collected until after the end of the period in which they were accrued. Fee-for-service revenues also negatively impact cash flow because payment for services rendered is generally not received until 45 to 120 days after the service is provided.

     As of September 30, 1997, Meridian had cash and cash equivalents of $0.5 million and a working capital deficit (current liabilities in excess of current assets) of ($0.2) million compared to cash and cash equivalents of $2.5 million and a working capital deficit of ($0.1) million as of September 30, 1996. Although the net change in working capital from September 30, 1996 to September 30, 1997 was minimal, the components comprising current assets and liabilities changed significantly. At September 30, 1996, $5.9 million was accrued for discretionary bonuses, pension and deferred compensation plans compared to $0.1 million at September 30, 1997. However, in 1997 there were draws of $3.3 million on a line of credit compared to $0 balance at September 30, 1996. In addition, cash and cash equivalents declined by $2.0 million from 1996 to 1997. This decrease in cash and cash equivalents resulted primarily from (i) a reduction in PruCare professional capitation revenue due to the decline in PruCare member months, and (ii) additional cash outflows for payments for administrative office and facility leases previously paid by PruCare.

     In order to provide liquidity for working capital fluctuations, Meridian entered into the Credit Agreement with NationsBank, N.A. in February 1996. Permitted Borrowings, as defined in the Credit Agreement, generally included working capital and capital expenditures. Borrowings under this agreement bore interest at the prime rate less .25%. In December 1996, Permitted Borrowings under the Credit Agreement were increased to $8.0 million with an interest rate at either LIBOR plus 3.25% or at the prime rate plus .75%, as defined in the agreement. At September 30, 1997, Meridian had borrowed $3.3 million under the Credit Agreement. This amount was converted to a 60 month note effective December 1997 at an interest rate of 9.25%. As of September 30, 1997, Meridian was not in compliance with the fixed charge ratio required in the Credit Agreement which resulted in all outstanding debt being reflected as noncurrent at September 30, 1997.

     The following table sets forth selected financial data and selected financial data expressed as a percentage of operating revenues for the years ended December 31, 1995 and 1996.

                                                                   1995            1996
                                                                -----------     -----------
    Operating revenue.........................................  $58,245,115     $67,376,963
    Medical services expense..................................   54,886,890      65,015,157
    General and administrative expense........................    3,885,016       3,615,625
                                                                -----------     -----------
              Total Expenses..................................   58,771,906      68,630,782
                                                                -----------     -----------
    Loss from operations......................................     (526,791)     (1,253,819)
    Other income..............................................       50,392         163,603
    Loss before tax...........................................     (476,399)     (1,090,216)
    Income tax (benefit) expense..............................     (205,415)        129,647
                                                                -----------     -----------
              Net loss........................................  $  (270,984)    $(1,219,863)
                                                                ===========     ===========

                                                                           1995      1996
                                                                           -----     -----
    Operating revenue....................................................  100.0%    100.0%
    Medical services expense.............................................   94.2%     96.5%
    General and administrative expense...................................    6.7%      5.4%
                                                                           ------    ------
              Total Expenses.............................................  100.9%    101.9%
                                                                           ------    ------
    Loss from operations.................................................   (0.9)%    (1.9)%
    Other income.........................................................   0.09%      0.2%
    Loss before tax......................................................   (0.8)%    (1.6)%
    Income tax (benefit) expense.........................................   (0.3)%     0.2%
                                                                           ------    ------
              Net loss...................................................   (0.5)%    (1.8)%
                                                                           ======    ======

YEARS ENDED DECEMBER 31, 1995 AND 1996

     OPERATING REVENUE -- Meridian's operating revenue increased to $67.3 million in 1996 from $58.2 million in 1995. The revenue increase in 1996 resulted primarily from the change in reimbursement methodology with PruCare beginning April 1, 1996. Throughout 1995 and for the first three months in 1996, Meridian's operations were funded by PruCare based on an annually negotiated budget. Operating revenue earned under this arrangement was essentially the negotiated operating expenses incurred by Meridian. Beginning on April 1, 1996, however, an amendment to Meridian's agreement with PruCare expanded the services to be provided to PruCare enrollees by Meridian and changed the method of reimbursement to a professional capitation basis for the majority of PruCare HMO enrollees. During this period, PruCare HMO enrollment assigned to Meridian increased 5.6% from an average of 87,150 in 1995 to an average of 91,993 in 1996. If Meridian had been reimbursed on a professional capitation basis for all of 1996 and 1995, operating revenues are expected to have been approximately $61.1 million in 1995 and $69.8 million in 1996. The additional increase in operating revenue between these periods was due to a $2.3 million increase in bonus income earned by Meridian for meeting certain agreed upon targets under the PruCare contract and an increase in non-PruCare fee-for-service revenue of approximately $2.5 million resulting from new Payors.

     MEDICAL SERVICES EXPENSE -- Medical services expense for 1996 was $65.0 million or 96.6% of operating revenue as compared to $54.9 million or 94.2% of operating revenue in 1995. The increase from 1995 to 1996 resulted primarily from a $6.5 million increase in professional capitation expense due to the additional services Meridian was responsible for providing under the revised PruCare agreement in 1996. In addition, during 1996, Meridian paid $5.5 million in discretionary bonuses compared to $1.9 million in 1995. Partially offsetting these increases in medical services expense in 1996 was a decrease in medical malpractice costs from 1995 of $1.0 million. This change resulted from (i) a few large claims for malpractice being reported in 1995 and (ii) a change in the insurance policy deductible amount which required an increase in the professional liability accrual. Excluding the bonus payments, the medical services expense would have been $59.5 or 88.3% of operating revenue compared to $53.0 million or 91.0%.

     GENERAL AND ADMINISTRATIVE EXPENSE -- General and administrative expense for 1996 was $3.6 million or 5.4% of operating revenue as compared to $3.9 million or 6.7% of operating revenue in 1995. The major portion of the decrease in 1996 relates to the completion of a reengineering project during 1995. In 1995, the reengineering costs were $0.5 million. There were no reengineering costs in 1996.

     OTHER INCOME -- The increase of other income by $0.1 million from 1995 to 1996 was due to revisions under the PruCare contract. Prior to 1996, Meridian remitted interest earned on excess cash received from PruCare in payment of services under the negotiated budget methodology. Beginning in 1996, with reimbursements received on a capitation basis, no interest was owed to PruCare.

     INCOME TAX EXPENSE -- Effective January 1, 1997, Meridian elected to become a S Corporation for income tax purposes. As there would be no realization of the remaining deferred tax assets under the S Corporation election, deferred tax asset balances of $0.6 million were written off by December 31, 1996, resulting in a net provision for income taxes in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1996, Meridian had cash and cash equivalents of $1.3 million and a working capital deficit (current liabilities in excess of current assets) of ($0.5) million compared to cash and cash equivalents of $2.2 million and working capital of $0.5 million as of December 31, 1995.

     At December 31, 1996, current assets were $5.3 million greater and current liabilities were $6.4 million greater than at December 31, 1995. These increases resulted primarily from undistributed additional compensation due from PruCare and the related undistributed bonuses on the additional compensation payable to Meridian employees. In 1995, only $0.9 million was accrued for bonus distributions to employees as the majority of bonuses were paid prior to December 31, 1995.

                              BUSINESS OF MERIDIAN

     Meridian is a primary care medical practice with offices located in the metropolitan Atlanta, Georgia area. Meridian currently employs 55 physicians on a FTE basis. Meridian was founded in 1980 as Southeastern Health Services, Inc., to form an exclusive affiliation with PruCare, known then as PruCare HMO. Meridian was the first primary care practice in the metropolitan Atlanta market to focus on managed care.

     Since its inception, Meridian has experienced a high level of internal growth. Meridian currently has nine office locations providing primary care medical services, plus Meridian's administrative office. These offices are located throughout Atlanta in order to serve Meridian's patient population. Meridian's administrative office is located at Suite 375, 1090 Northchase Parkway, Marietta, Georgia 30067. Its telephone number is (770) 933-2700.

     Meridian uses a number of patient-focused programs and quality initiatives to maintain patient satisfaction and to distinguish itself from its competition. Such programs and initiatives include: board certification for all physicians within two years of eligibility; collection of patient satisfaction surveys (which affects physicians and associate provider compensation); centralized customer service center to answer calls efficiently and at a lower cost; an in-house 24-hour answering service which provides patients with advice from registered nurses, serves on-call physicians, and enhances the use of Meridian's after-hours facility; a collaborative attitude toward medical advances and non-traditional techniques for improving care and efficiency such as the use of associate providers; a hospitalist program (where certain hospital-based Meridian physicians make rounds for all Meridian physicians); registered nurse case managers to assist the hospitalist physicians; a management information system that compiles profiles on Meridian providers to track patient satisfaction, provider productivity, and referral rates; and a pharmacy cost management program for PruCare.

     Meridian has also long recognized the value of a collaborative practice between physicians and associate providers (nurses, midwives, physicians' assistants, nurse practitioners and podiatrists). Meridian currently employs 17 Associate Providers (on a FTE basis) in its practice, which exceeds the Medical Group Management Association median of .18 associate providers per physician.

     Although Meridian obtains a small percentage of its income from fee-for-service arrangements and the Medicare and Medicaid programs, it derives its revenues for medical services primarily through capitated arrangements from Payors. Meridian typically enters into sub-capitation agreements with physician specialists in the Atlanta area to provide specialty medical services to Meridian's patients. Because Meridian typically is obligated to provide medical services for fixed capitation fees, the costs of which may be variable, Meridian's profitability may vary based on the ability of Meridian to control those health care costs.

     Meridian anticipates that it will receive approximately 89% of its 1998 revenues pursuant to a contract with PruCare effective as of January 1, 1998. Pursuant to Meridian's agreement with PruCare, Meridian is responsible for providing in-patient and out-patient medical services to PruCare HMO members assigned to Meridian. See "RISK FACTORS -- Risks Relating to Meridian -- Risks Related to Full Risk Capitation."

     Meridian previously has provided, and plans to continue providing, professional services pursuant to capitated arrangements with other Payors as well as PruCare. In 1997, Meridian entered into capitation arrangements with the following Payors in addition to PruCare: United and Aetna/U.S. Healthcare.

     In 1996, the average enrollment of PruCare HMO members assigned to Meridian was 91,994, and in 1997, the average enrollment was 80,655. The ratio of primary care physicians to patients is approximately one physician to every 2,100 members. Including hospitalists, the panel size is approximately 1,900 patients per physician. See "RISK FACTORS -- Risks Related to Meridian -- Reliance on PruCare; Terminability of PruCare Payor Contracts."

     Meridian and its physician-employees are defendants in several lawsuits alleging medical malpractice. The ultimate outcome of these lawsuits or potential losses in relation to Meridian's malpractice insurance coverage cannot presently be determined. Meridian accrues losses for medical malpractice based upon estimates of the aggregate liability for claims incurred using actuarial assumptions followed in the insurance industry and Meridian's own experience. There can be no assurance that losses accrued for insurance coverage for lawsuits brought or which may be brought against Meridian will be sufficient to cover Meridian's expenses or losses and, if insufficient, that such suits or claims will not have a material adverse effect on Meridian's financial condition and results of operations.

     Meridian maintains general and professional liability and property coverage. Additionally, Meridian requires all of its independently contracted provider physician groups, specialists and other health care providers to maintain professional liability coverage.

                                 LEGAL MATTERS

     The validity of the FPA Common Stock offered hereby will be passed upon for FPA by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with the Merger will be passed upon for Meridian by Kilpatrick Stockton LLP, Atlanta, Georgia and Morris, Manning & Martin, Atlanta, Georgia.

                             ADDITIONAL INFORMATION

     The Meridian Board is not aware of any additional business to be acted upon at the Meridian Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournment or postponement thereof, the persons appointed as proxies will have discretion to vote or act thereon according to their best judgment and applicable rules of the Commission.

                                    EXPERTS

     The consolidated financial statements of FPA incorporated in this Proxy Statement/Prospectus by reference from FPA's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference herein, and have been incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheet as of December 31, 1995 and the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995 and the period June 1, 1994 to December 31, 1994 of Sterling, have been incorporated herein by reference, in reliance on the report of by Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The Consolidated Financial Statements of FPA incorporated in this Proxy Statement/Prospectus by reference from FPA's Current Report on Form 8-K dated July 31, 1997 as amended by Form 8-K/A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The Supplemental Consolidated Financial Statements of FPA incorporated in this Proxy Statement/Prospectus by reference from FPA's Current Report on Form 8-K dated December 9, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The Consolidated Financial Statements of AHI Healthcare Systems, Inc. as of December 31, 1996 and the year then ended incorporated in this Proxy Statement/Prospectus by reference from FPA's Current Report on Form 8-K dated March 17, 1997, as amended by Form 8-K/A, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The Consolidated Financial Statements of AHI Healthcare Systems, Inc. as of December 31, 1995 and for each of the two years in the period ended December 31, 1995, included in the consolidated financial statements of FPA for such periods, which statements appear in the Current Reports on Form 8-K filed on December 10, 1997, July 31, 1997 and May 30, 1997, and incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as stated in their reports therein and incorporated herein by reference, and have been incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The Consolidated Financial Statements of Health Partners, Inc. and subsidiaries as of December 31, 1994, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Foundation Health Medical Services (a wholly-owned subsidiary of Foundation Health Corporation) and Affiliates as of June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996, incorporated in this Proxy Statement/Prospectus by reference from FPA's Registration Statement on Form S-4, filed on February 13, 1997 have been audited by Deloitte & Touche LLP (except for the December 31, 1993 financial statements of Thomas-Davis Medical Centers, P.C.) as stated in their report which is incorporated herein by reference (such report expresses an unqualified opinion and includes an explanatory paragraph referring to significant related party transactions), and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements of Thomas-Davis Medical Centers, P.C. for the year ended December 31, 1993 have been audited by Stevenson, Jones, Imig, Holmaas & Kleinhans, P.C., as stated in their report incorporated herein by reference.

     The balance sheets of Meridian as of December 31, 1996 and 1995, and the Meridian statements of (loss) income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 1996, included in this Proxy Statement/Prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph for emphasis of a matter, of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                          MERIDIAN MEDICAL GROUP, INC.

                              FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Meridian Medical Group, Inc.

     We have audited the accompanying balance sheets of Meridian Medical Group, Inc. (formerly Southeastern Health Services, Inc.) as of December 31, 1996 and 1995, and the related statements of (loss) income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Medical Group, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Notes 2 and 13 to the financial statements, Meridian Medical Group, Inc. had an exclusive contract with Prudential Health Care Plan, Inc. ("PruCare") in 1995, and is highly dependent on PruCare for its financial resources. As of October 1, 1995, Meridian Medical Group, Inc. gave PruCare notice of termination to be effective January 1, 1997. The existing agreement has been extended until September 30, 1997.

Atlanta, Georgia
July 31, 1997

                          MERIDIAN MEDICAL GROUP, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                     ASSETS

                                                                        1996            1995
                                                                     -----------     ----------
Current assets:
  Cash and equivalents.............................................  $ 1,347,778     $2,225,928
  Due from PruCare.................................................    5,389,932      1,761,418
  Patient accounts receivable, net of allowance for doubtful
     accounts of $196,000..........................................      967,938
  Supply inventories...............................................      253,291        346,317
  Prepaid expenses and other assets................................      709,378        341,834
  Current taxes receivable.........................................    1,249,200         46,518
  Investments -- deferred compensation plan........................      799,604
  Deferred tax asset...............................................                     644,987
                                                                     -----------     ----------
          Total current assets.....................................   10,717,121      5,367,002
Restricted cash....................................................      313,456        303,902
Property and equipment, net........................................      231,303         34,853
Investments -- deferred compensation plan..........................                   1,469,124
Deferred tax asset.................................................                     381,130
                                                                     -----------     ----------
          Total assets.............................................  $11,261,880     $7,556,011
                                                                     ===========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses............................  $ 1,383,202     $1,024,033
  Accrued payroll..................................................    1,587,400      1,586,457
  Employee bonus...................................................    5,478,219        898,631
  Pension..........................................................      583,016        733,135
  Deferred compensation plan.......................................    1,582,674
  Current portion of accrued liability for professional liability
     claims........................................................      625,000        612,000
                                                                     -----------     ----------
          Total current liabilities................................   11,239,511      4,854,256
                                                                     -----------     ----------
Deferred compensation plan.........................................                   1,894,866
Notes payable......................................................      200,000
Accrued liability for professional liability claims, net of current
  portion..........................................................      721,000        588,000
                                                                     -----------     ----------
          Total liabilities........................................   12,160,511      7,337,122
                                                                     -----------     ----------
Commitments and contingencies
Stockholders' (deficit) equity:
  Common stock, voting; $.01 par value; authorized 2,000,000 shares in 1996 and 1995; issued shares, 243,075 in 1996 and 205,750
     in 1995.......................................................        2,431          2,058
  Common Stock, nonvoting; $.01 par value; authorized 1,000,000 shares in 1996 and 0 in 1995; issued shares, 0 in 1996 and
     1995..........................................................
  Capital in excess of par value...................................      476,851        329,777
  Notes receivable from stockholders on sale of stock..............     (118,505)      (159,036)
  (Accumulated deficit) retained earnings..........................   (1,259,408)        46,090
                                                                     -----------     ----------
          Total stockholders' (deficit) equity.....................     (898,631)       218,889
                                                                     -----------     ----------
          Total liabilities and stockholders' equity...............  $11,261,880     $7,556,011
                                                                     ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                          MERIDIAN MEDICAL GROUP, INC.

                          STATEMENTS OF (LOSS) INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Revenue:
  Premium revenue from PruCare......................  $45,634,967
  Contract revenue from PruCare.....................   12,373,371     $55,467,342     $46,730,431
  Net patient service revenue.......................    4,508,112         238,147
  Other revenue.....................................       89,588         138,183          34,003
  Additional compensation from PruCare..............    4,770,925       2,401,443       3,148,646
                                                      -----------     -----------     -----------
          Total revenue.............................   67,376,963      58,245,115      49,913,080
                                                      -----------     -----------     -----------
Expenses:
  Salaries and benefits.............................   38,677,548      36,850,537      32,121,512
  General and administrative........................    3,419,105       3,885,016       2,928,224
  Supply expense....................................    2,918,920       3,167,653       2,863,358
  Laboratory expense................................    1,319,685       1,281,340       1,407,686
  Capitated physicians..............................   13,962,720      11,247,356       8,980,444
  Medical and professional fees.....................    6,499,153
  Medical malpractice costs.........................      966,649       2,063,589       1,311,081
  Provision for bad debts...........................      196,520
  Other physician services and temporary
     providers......................................      670,482         276,415         157,176
                                                      -----------     -----------     -----------
          Total expenses............................   68,630,782      58,771,906      49,769,481
                                                      -----------     -----------     -----------
Operating (loss) income.............................   (1,253,819)       (526,791)        143,599
Nonoperating income:
  Interest and other income, net....................      163,603          50,392         238,345
                                                      -----------     -----------     -----------
(Loss) income before income taxes...................   (1,090,216)       (476,399)        381,944
Provision (benefit) for income taxes................      129,647        (205,415)        153,830
                                                      -----------     -----------     -----------
Net (loss) income...................................  $(1,219,863)    $  (270,984)    $   228,114
                                                      ===========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                          MERIDIAN MEDICAL GROUP, INC.

                  STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                             COMMON STOCK
                                  ----------------------------------    (ACCUMULATED        NOTES
                                                         CAPITAL IN       DEFICIT)        RECEIVABLE
                                                          EXCESS OF       RETAINED           FROM
                                  SHARES      AMOUNT         PAR          EARNINGS       STOCKHOLDERS       TOTAL
                                  -------    --------    -----------    -------------    ------------    -----------
December 31, 1993...............  124,000     $1,240      $ 102,960      $   213,010      $  (16,051)    $   301,159
  Net income....................                                             228,114                         228,114
  Cash dividend of $.40 per
    share.......................                                             (51,600)                        (51,600)
  Treasury stock purchased and
    retired.....................  (26,500)      (265)       (65,415)                                         (65,680)
  Issuance of stock.............   53,500        535        114,920                          (99,535)         15,920
  Repayment of notes receivable
    from stockholders...........                                                              28,589          28,589
                                  -------     ------       --------      -----------       ---------     -----------
December 31, 1994...............  151,000      1,510        152,465          389,524         (86,997)        456,502
  Net loss......................                                            (270,984)                       (270,984)
  Cash dividend of $.45 per
    share.......................                                             (72,450)                        (72,450)
  Issuance of stock.............   54,750        548        177,312                         (159,080)         18,780
  Repayment of notes receivable
    from stockholders...........                                                              87,041          87,041
                                  -------     ------       --------      -----------       ---------     -----------
December 31, 1995...............  205,750      2,058        329,777           46,090        (159,036)        218,889
  Net loss......................                                          (1,219,863)                     (1,219,863)
  Treasury stock purchased and
    retired.....................  (15,550)      (156)       (61,423)                                         (61,579)
  Stock dividend, 10%...........   21,625        216         85,419          (85,635)                              0
  Issuance of stock.............   31,250        313        123,078                         (112,070)         11,321
  Repayment of notes receivable
    from stockholders...........                                                             152,601         152,601
                                  -------     ------       --------      -----------       ---------     -----------
December 31, 1996...............  243,075     $2,431      $ 476,851      $(1,259,408)     $ (118,505)    $  (898,631)
                                  =======     ======       ========      ===========       =========     ===========

   The accompanying notes are an integral part of these financial statements.

                          MERIDIAN MEDICAL GROUP, INC.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Cash flows from operating activities:
  Net (loss) income.................................  $(1,219,863)    $  (270,984)    $   228,114
  Adjustments to reconcile net (loss) income to net
     cash provided by operating activities:
     Depreciation...................................       35,951          19,399          33,109
     Provision for doubtful accounts................      196,520
     Deferred taxes.................................     (176,565)       (501,345)       (197,170)
     Change in assets and liabilities:
       Due from PruCare.............................   (3,628,514)        967,629        (950,129)
       Patient accounts receivable..................   (1,164,458)
       Supply inventories...........................       93,026          82,778          62,111
       Prepaid expenses and other assets............     (367,544)        287,238        (270,348)
       Accounts payable and accrued expenses........      359,169         (65,918)       (258,431)
       Accrued expenses and other...................    4,576,412       1,155,655       2,607,630
                                                      -----------     -----------     -----------
       Total adjustments............................      (76,003)      1,945,436       1,026,772
                                                      -----------     -----------     -----------
       Net cash (used) provided by operating
          activities................................   (1,295,866)      1,674,452       1,254,886
                                                      -----------     -----------     -----------
Cash flows from investing activities:
  Purchases of property and equipment...............     (232,401)        (36,375)         (6,325)
  Decrease (increase) in investments -- deferred
     compensation plan..............................      357,328        (805,677)       (248,872)
  Increase in restricted cash.......................       (9,554)       (303,902)
  Decrease in investment and receivable
     from partnership...............................                                      135,294
                                                      -----------     -----------     -----------
     Net cash provided (used) in investing
       activities...................................      115,373      (1,145,954)       (119,903)
                                                      -----------     -----------     -----------
Cash flows from financing activities:
  Issuance of common stock..........................       11,321          18,780          15,920
  Treasury stock purchased and retired..............      (61,579)                        (65,680)
  Dividends paid....................................                      (72,450)        (51,600)
  Repayment on notes receivable from stockholders...      152,601          87,041          28,589
  Proceeds from notes payable.......................      200,000
                                                      -----------     -----------     -----------
     Net cash provided (used) by financing
       activities...................................      302,343          33,371         (72,771)
                                                      -----------     -----------     -----------
Net (decrease) increase in cash.....................     (878,150)        561,869       1,062,212
Cash and equivalents at beginning of year...........    2,225,928       1,664,059         601,847
                                                      -----------     -----------     -----------
Cash and equivalents at end of year.................  $ 1,347,778     $ 2,225,928     $ 1,664,059
                                                      ===========     ===========     ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for income taxes........  $   306,000     $   343,126     $   231,150
                                                      ===========     ===========     ===========
  Cash paid during the year for interest............  $    55,276     $         0     $         0
                                                      ===========     ===========     ===========
Supplemental disclosure of noncash financing
  activities:
  Meridian issued a 10% stock dividend for $85,635 in 1996.

   The accompanying notes are an integral part of these financial statements.

                          MERIDIAN MEDICAL GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

 1. ORGANIZATION AND GENERAL:

     Effective May 1, 1996, Southeastern Health Services, Inc. (SHS) restated and amended its articles of incorporation to change the Company's name to Meridian Medical Group, Inc. (MMG or the Company). MMG was incorporated under the laws of the State of Georgia on October 9, 1980, to engage in the practice of professional medicine. MMG's stockholders are physicians practicing as MMG employees. MMG operates a central administrative facility and eleven clinics in the Atlanta metropolitan area. Subsequent to December 31, 1996, two clinics were consolidated into other existing sites.

 2. ECONOMIC DEPENDENCE AND CONTRACTUAL RELATIONSHIP WITH PRUDENTIAL HEALTH CARE PLAN, INC.:

     On December 19, 1990, MMG and Prudential Health Care Plan, Inc. ("PruCare") signed an exclusive medical services agreement (the "Agreement"), effective as of January 1, 1989. Under this agreement, MMG was not permitted to render physician services or engage in any other business activities pursuant to any other agreement without written consent from PruCare.

     The Agreement was renewable on a calendar year basis and could be terminated by either party with 15 months written notice and by paying the other party $1 million. As a result of the contractual relationship with PruCare, MMG has been highly dependent on PruCare for its financial resources and PruCare has had significant influence on the operating and financial policies of MMG.

     Under provisions within the Agreement for 1995 and prior years, MMG's operations were funded by PruCare based on a budget negotiated annually between MMG and PruCare management; substantially all revenue earned from sources other than PruCare members was payable to PruCare and PruCare was responsible for all noncapitated claims.

     In 1996 an amendment to the current Agreement was signed. This amendment provides for MMG to be paid on a professional capitation basis effective April 1, 1996, for the majority of HMO members. For certain specialty services, there is a reconciliation between actual expenses and target expense levels at the end of the fiscal year with any resulting savings or additional expense to be shared equally between MMG and Prudential. All revenue earned from sources other than PruCare members is retained by MMG and MMG is responsible for physician fee-for-service claims and emergency room expense. The 1996 bonus formula is determined by a combination of HMO premium yield on a per member per month
(PMPM) basis and total medical expenses on a PMPM basis.

     For the years ended December 31, 1996, 1995 and 1994, respectively, additional compensation of $4,770,925, $2,401,443 and $3,148,646 was earned by MMG for meeting certain agreed-upon targets under the Agreement. Additional compensation amounts are estimated based on preliminary results and finalized in the following year with any difference adjusting the current year compensation. The 1996 compensation included $450,263 that related to 1995 results. In 1996, an additional amount of $517,941 of premium revenue was earned due to the reduction of specialty service expenses.

     As of October 1, 1995, MMG gave PruCare notice of termination to be effective January 1, 1997. Subsequent to the end of 1995, MMG and PruCare signed a separate agreement which released each other from the exclusivity clauses. Under this agreement, MMG is in the process of pursuing a management agreement with a new capital partner (see Note 13). In addition, there is also a provision for a new Management Services Agreement ("MSA") to be signed effective for 1997. Upon the signing of the new MSA, the $1 million termination penalty will be waived. Until the new MSA is executed, MMG and PruCare will continue to operate under the terms of the 1996 Agreement. The new MSA is expected to be finalized in September 1997 (see Note 13).

     PruCare provides certain other significant support to MMG that is not recorded in the accompanying financial statements including rent for eleven clinics and the central administrative facility, all furniture and

                          MERIDIAN MEDICAL GROUP, INC.

 2. ECONOMIC DEPENDENCE AND CONTRACTUAL RELATIONSHIP
     WITH PRUDENTIAL HEALTH CARE PLAN, INC. (CONTINUED):
medical equipment located at the clinics, all vehicles, the mainframe computer and related systems, and a majority of the furniture and equipment at the central administrative facility.

 3. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH EQUIVALENTS

     Cash equivalents represent highly liquid investments in various money market funds that may be withdrawn on demand.

RESTRICTED CASH

     Restricted cash represents amounts held by trustee as required by certain insurance policies.

INVENTORIES

     Inventories of supplies are stated at cost, as determined under the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and depreciated using the straight-line method over estimated useful lives ranging from 3 to 5 years. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in income.

                                                                       1996         1995
                                                                     --------     --------
    Equipment......................................................  $326,981     $156,878
    Furniture and fixtures.........................................    93,698       32,302
                                                                     --------     --------
                                                                      420,679      189,180
    Less accumulated depreciation..................................  (189,376)    (154,327)
                                                                     --------     --------
                                                                     $231,303     $ 34,853
                                                                     ========     ========

     Depreciation expense amounted to $35,951 in 1996, $19,399 in 1995 and $33,109 in 1994.

INVESTMENTS -- DEFERRED COMPENSATION PLAN

     Investments, consisting principally of mutual funds whose underlying investments are bonds, preferred stocks and common stocks, are classified as available-for-sale and carried at fair value. (See Note 4) As of December 31, 1996 and 1995, the fair value approximated cost. Proceeds and gross realized gains on sales of investments during 1996 were approximately $287,000 and $25,000, respectively. In 1995, proceeds and gross realized gains were approximately $600,000 and $69,000, respectively. For determining gross realized gains and losses, the cost of investments sold is based on the average cost method.

                          MERIDIAN MEDICAL GROUP, INC.

 3. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED):
INCOME TAXES

     MMG applies the balance sheet method of accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the balance sheet method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized at the balance sheet date. Income tax expense is the tax payable or refundable for the period and the change during the period in the deferred tax assets and liabilities.

PREMIUM REVENUE

     MMG has agreements with the PruCare Health Maintenance Organization (HMO) to provide medical services to subscribing participants. Under this agreement, MMG receives monthly capitation payments based on the number of HMO participants, regardless of services actually performed by MMG.

CONTRACT REVENUE

     Contract revenue is recognized based on negotiated expense reimbursements pursuant to the PruCare Agreement.

NET PATIENT SERVICE REVENUE

     MMG has agreements with third-party payors that provide for payments at amounts different from its established rates. Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered.

CAPITATED PHYSICIAN EXPENSE

     MMG contracts with various health care providers for the provision of specialty medical care services to PruCare HMO members. MMG compensates these providers on a capitation basis.

ESTIMATED MALPRACTICE COSTS

     The provision for estimated medical malpractice claims includes estimates of the ultimate costs for both reported claims and claims incurred but not reported.

MEDICAL AND PROFESSIONAL FEES

     Under the 1996 amended Agreement with PruCare (see Note 2), MMG is responsible for certain physician fee for service claims and emergency room expenses which are charged to expense in the period that the claims are incurred.

FINANCIAL INSTRUMENTS WITH CREDIT RISK

     At December 31, 1996 and 1995, MMG had cash and cash equivalent balances in major financial institutions which exceeded Federal Depository Insurance Corporation limits. These financial institutions have strong credit ratings and management believes that credit risk related to these balances is minimal.

     MMG routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations. Investments in money market funds are not insured

                          MERIDIAN MEDICAL GROUP, INC.

 3. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED):
or guaranteed by the U.S. government; however, management believes that credit risk related to these investments is minimal.

ADVERTISING

     Costs related to advertising are expensed when incurred. Total amounts charged to advertising expense were approximately $23,500, $16,300 and $14,500 in 1996, 1995 and 1994, respectively.

EARNED TIME-OFF

     Earned time-off benefits are accrued as earned by employees.

LONG-LIVED ASSETS

     In 1996, MMG adopted the provision of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires review of long-lived assets and certain identifiable intangibles for impairment whenever events or changes indicate the carrying amount may not be recoverable. Implementing the requirements of SFAS 121 did not have any impact on the financial position, results of operations or cash flows of MMG.

STOCK-BASED COMPENSATION

     In 1996, MMG adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for stock-based employee compensation plans. In accordance with the provisions of SFAS No. 123, MMG has chosen to continue to apply the accounting provisions of Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, to its stock-based employee compensation arrangements. The effects of applying SFAS No. 123 did not have a material effect on the financial position, results of operations or cash flows of MMG.

RECLASSIFICATIONS

     Certain amounts for 1995 and 1994 have been reclassified to conform with the 1996 presentation.

 4. EMPLOYEES' BENEFIT PLANS:

     MMG has a defined contribution pension plan for eligible employees. The plan provides for employer contributions based upon a percentage of the participant's compensation and provides for vesting of benefits on a graduated basis from the third to the seventh year of employment. All forfeitures of nonvested benefits reduce the contribution by MMG. In addition, participants may contribute on a pretax basis a portion of their annual compensation. MMG matches 50% of each participant's voluntary contributions up to a maximum of 4% of the participant's compensation. Net employer plan expense for 1996, 1995 and 1994 was approximately $1,678,000, $1,750,000 and $1,344,000, respectively.

     In 1992, MMG adopted a nonqualified deferred compensation plan for certain officers and salaried employees. Employer contributions are determined annually by MMG and provides for vesting over a ten-year employment period. Deferred compensation expense was approximately $360,000, $280,000 and $407,000 for the years ended December 31, 1996, 1995 and 1994, respectively. MMG has recorded the assets and liability for deferred compensation on the balance sheet since such assets and liabilities are funded under a Rabbi-Trust arrangement and are, accordingly, subject to MMG creditors. This plan was terminated in 1997 and all assets were distributed to plan participants on March 15, 1997.

                          MERIDIAN MEDICAL GROUP, INC.

 4. EMPLOYEES' BENEFIT PLANS (CONTINUED):
     Effective December 1, 1995, MMG established another nonqualified deferred compensation plan (the Plan) for certain employees. The Plan, which is not required to be funded, allows eligible employees to defer portions of their current compensation and MMG guarantees a return of 13% on the deferred amount as of each June 30 and December 31 valuation date. Total interest expense for 1996 was approximately $55,000.

     As an incentive to encourage participants to voluntarily elect to make deferrals under the Plan, MMG will grant nonvoting stock options to physician employees and phantom stock options to non-physician employees who elect not to receive payment of deferred benefits until 1998 or later. Certain provisions in the Plan accelerate the exercise date of the options in the event MMG incurs a change in the control structure, either through purchase or other acquisition.

     The number of shares of stock granted under the options is 10 shares of stock for each $100 deferred. Options granted will be exercisable at a price equal to 120% of the net book value per share of stock as of December 31, 1995, or as determined by the Board of Directors. Accordingly, compensation expense in years subsequent to 1995 will be recognized for any increase in the book value from grant date to exercise date. At December 31, 1996, there were 50,619 nonvoting stock options outstanding and 14,116 phantom stock units outstanding. At December 31, 1995 there were 30,096 nonvoting stock options outstanding and 11,897 phantom stock units outstanding. The Plan was terminated in 1997 and final distribution occurred in March 1997. The stock options remain outstanding and will become exercisable beginning in 1998.

 5. INCOME TAXES:

     The components of the (benefit) provision for income taxes are as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      --------------------------------------
                                                         1996          1995          1994
                                                      ----------     ---------     ---------
    Current:
      Federal.......................................  $ (754,773)    $ 249,155     $ 298,000
      State.........................................    (141,697)       46,775        53,000
                                                      ----------     ---------     ---------
                                                        (896,470)      295,930       351,000
                                                      ----------     ---------     ---------
    Deferred:
      Federal.......................................     863,929      (419,642)     (152,584)
      State.........................................     162,188       (81,703)      (44,586)
                                                      ----------     ---------     ---------
                                                       1,026,117      (501,345)     (197,170)
                                                      ----------     ---------     ---------
              Total income tax provision
                (benefit)...........................  $  129,647     $(205,415)    $ 153,830
                                                      ==========     =========     =========

     Deferred income taxes are provided to reflect temporary differences between financial and income tax reporting. The sources of the temporary differences and their effect on the net deferred tax asset at December 31, 1996 and 1995 are as follows:

                                                                    1996           1995
                                                                  ---------     ----------
    Deferred tax assets:
      Professional liability accrual............................  $ 511,480     $  454,800
      Employee benefit plans....................................     29,428        488,155
      Depreciation..............................................     27,253         58,955
      Other.....................................................     25,823         24,207
                                                                  ---------     ----------
                                                                    593,984      1,026,117
    Valuation allowance.........................................   (593,984)             0
                                                                  ---------     ----------
              Total deferred tax assets.........................  $       0     $1,026,117
                                                                  =========     ==========

                          MERIDIAN MEDICAL GROUP, INC.

 5. INCOME TAXES (CONTINUED):

     At December 31, 1996, MMG has provided a full valuation allowance of $593,984 for its deferred tax asset since, based on operating results, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     The provision (benefit) for income taxes for the years ended December 31, 1996 and 1995 varies from the amount determined by applying the Federal statutory rate to pretax income as a result of the following:

                                                         1996          1995          1994
                                                       ---------     ---------     --------
    Income tax (benefit) expense at federal statutory
      rate...........................................  $(370,673)    $(161,976)    $129,861
    Change in valuation allowance....................    593,984             0      (33,611)
    State income taxes, net of federal tax (benefit)
      provision......................................    (94,508)      (23,052)       8,414
    Nondeductible tax items..........................          0       (16,018)      48,111
    Other............................................        844        (4,369)       1,055
                                                       ---------     ---------     --------
      Total income tax provision (benefit)...........  $ 129,647     $(205,415)    $153,830
                                                       =========     =========     ========

     During 1994, the Internal Revenue Service (IRS) began an examination of MMG's fiscal years 1991 through 1993. Subsequent to December 31, 1996, the examination was settled in appeal for approximately $57,000 which is within the provision that management had recorded in 1995. During 1996, the IRS began an examination of MMG's fiscal year 1994. At December 31, 1996, the examination was still proceeding. Subsequent to December 31, 1996, the IRS notified MMG that fiscal year 1995 had been selected for examination. Management believes adequate provision has been made for any potential adverse results.

 6. STOCKHOLDERS' EQUITY AND STOCK PURCHASE PLAN:

     MMG has a nonqualified stock purchase plan (Purchase Plan) which provides that physicians practicing as employees of MMG and who are invited to become stockholders of the Company may purchase 2,000 shares of voting common stock at the greater of $1 per share or the book value per share as of the end of the preceding fiscal year. In subsequent years, each stockholder is entitled to purchase an additional 500 shares on and after each anniversary date of becoming a stockholder. A maximum of 2,000,000 shares of common stock is authorized for subscription. During 1996, 1995 and 1994, common stock shares totaling 31,250, 54,750 and 53,500, respectively, were issued under the Purchase Plan at average prices of $3.95, $3.25 and $2.16 per share, respectively. As of December 31, 1996, 2,750 shares of common stock were under option and exercisable at $3.96 per share. These options will expire if not exercised sixty days from the stockholder anniversary date.

     Under the Purchase Plan, no shareholder is permitted to transfer or sell any shares of capital stock without first offering the shares to MMG at a price per share equal to the greater of $1 per share or the book value per share. During 1996 and 1994, common stock shares totaling 15,550 and 26,500, respectively, were offered to MMG and purchased by MMG at an average price of $3.96 and $2.48 per share, respectively. No shares were repurchased by MMG in 1995.

     On January 24, 1996, a 10% stock dividend was declared by the Board of Directors for shareholders of record on January 31, 1996.

     On January 22, 1996, the shareholders approved the Second Amended and Restated Articles of Incorporation to authorize the issuance of 1,000,000 nonvoting shares. None of these shares were outstanding at December 31, 1996.

                          MERIDIAN MEDICAL GROUP, INC.

 7. COMMITMENTS AND CONTINGENCIES:

     During 1996, six former employees filed Equal Employment Opportunity Commission (EEOC) charges of discrimination against MMG. MMG denies these charges and believes it has meritorious defenses against the claims as terminations were due to reductions in force and performance related issues. MMG had a total of seven EEOC claims outstanding at December 31, 1996.

     Various other claims have been made against MMG and, in some cases, legal proceedings are in progress. However, in the opinion of management, adequate provisions have been made for all asserted and unasserted claims.

     Subsequent to December 31, 1996, MMG entered into two operating leases for office space. The leases expire in January 2000 and May 2007. The minimum obligations over the remainder of the lease terms are:

            1997...................................................    $  422,722
            1998...................................................       631,813
            1999...................................................       648,468
            2000...................................................       505,287
            2001...................................................       503,430
            Thereafter.............................................     2,954,910
                                                                       ----------
                                                                       $5,666,630
                                                                       ==========

 8. MEDICAL MALPRACTICE CLAIMS:

     MMG purchases professional liability insurance on a claims-made basis to cover medical malpractice claims. There are known claims and incidents that may result in the assertion of additional claims, as well as claims from unknown incidents that may be asserted arising from services provided to patients. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

     Due to a few large claims being reported during 1995, MMG increased its estimated reserve for medical malpractice by approximately $1 million. As the future settlement of medical malpractice claims is not funded by PruCare, the related additional medical malpractice expense was not offset against contract revenue.

 9. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used by MMG in estimating the fair value of its financial instruments:

     - Cash and equivalents -- The carrying amount reported in the balance sheet for cash and equivalents approximates its fair value.

     - Investments -- Fair values, which are the amounts reported in the balance sheet, are based on quoted market prices.

     - Accounts payable and accrued expenses -- The carrying amount reported in the balance sheet for accounts payable and accrued expenses approximates its fair value.

     - Notes payable -- The carrying value reported in the balance sheet for notes payable approximates its fair value.

                          MERIDIAN MEDICAL GROUP, INC.

 9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):
     The carrying amounts and fair values of MMG's financial instruments at December 31, 1996 and 1995 are as follows:

                                                       1996                      1995
                                              -----------------------   -----------------------
                                               CARRYING       FAIR       CARRYING       FAIR
                                                AMOUNT       VALUE        AMOUNT       VALUE
                                              ----------   ----------   ----------   ----------
    Financial assets:
      Cash and equivalents..................  $1,347,778   $1,347,778   $2,225,928   $2,225,928
      Investments...........................     799,604      799,604    1,469,124    1,469,124
    Financial liabilities:
      Accounts payable and accrued
         expenses...........................   1,383,202    1,383,202    1,024,033    1,024,033
    Notes payable...........................     200,000      200,000            0            0

10. LONG-TERM DEBT:

     Long-term debt consists of the following at December 31, 1996:

    Notes payable pursuant to an $8,000,000 revolving line of credit agreement
      (interest accrues at prime plus 75 basis points; MMG's borrowing rate at
      December 31, 1996 was 9.0%).............................................  $200,000
                                                                                ========

     In February 1996, MMG obtained a $2,000,000 revolving line of credit (the "Loan Agreement") from a major financial institution. In December 1996, the Loan Agreement was amended and restated which increased the line of credit to $8,000,000. MMG pays a commitment fee of 0.25% per annum on any unused portion of the Loan Agreement. The Loan Agreement also allows LIBOR loans which bear interest at the adjusted LIBOR rate plus 325 basis points.

     The Loan Agreement prohibits certain distributions on shares of common stock and restricts or prohibits MMG from extending credit to other than patients, incurring indebtedness, incurring liens, disposing of assets or making investments, and requires it to maintain certain financial ratios on an ongoing basis. The Loan Agreement is collateralized by pledges of receivables, inventory and property and equipment.

     Aggregate maturities of long-term debt are as follows:

                              YEAR ENDING DECEMBER:
                   1998...............................................  $ 40,000
                   1999...............................................    40,000
                   2000...............................................    40,000
                   2001...............................................    80,000
                                                                        --------
                                                                        $200,000
                                                                        ========

     Subsequent to December 31, 1996, MMG borrowed $3,100,000 on the Loan Agreement primarily for operations and payment of employee bonuses and deferred compensation plans (see Note 4).

11. NET PATIENT SERVICE REVENUE:

     MMG has agreements with various third-party payors that provide for payments to MMG at amounts different from its established rates. The difference between the MMG rates and the estimated payments from third-party payors is recorded as a contractual allowance. Revenue for patient services and the related accounts receivable has been adjusted to the estimated amounts that will be received under third-party payor arrangements.

                          MERIDIAN MEDICAL GROUP, INC.

11. NET PATIENT SERVICE REVENUE (CONTINUED):
     A summary of the payment agreements with major third-party payors follows:

PRUCARE PLUS

     Patient services rendered to PruCare Plus members are reimbursed based on a negotiated fee schedule which is revised annually.

OTHER

     MMG has also entered into payment agreements with certain commercial insurance carriers, health maintenance organizations, preferred provider organizations and employer groups. The basis for payment to MMG under these agreements is discounts from established charges.

12. CONCENTRATIONS OF CREDIT RISK:

     MMG grants credit without collateral to its patients, most of which are local residents and are insured under third-party payor agreements. The mix of receivables from patients and third-party payors at December 31, 1996 was as follows:

            PruCare Plus...................................................   68%
            Other third-party payors.......................................   17
            Patients.......................................................   10
            Medicare and Medicaid..........................................    5
                                                                             ----
                                                                             100%
                                                                             ====

13. SUBSEQUENT EVENTS:

     In December 1996, MMG signed a letter of intent with UniPhy Healthcare, Inc. for a proposed purchase by a subsidiary, UniPhy of Atlanta I, Inc. ("UniPhy"), of certain assets of MMG and Prudential Health Care Plan of Georgia, Inc. ("Prudential"). During 1997, a Memorandum of Understanding ("MOU") was signed which amended the existing Medical Services Agreement between PruCare and MMG by extending the term of the existing MSA until September 30, 1997. In addition, the MOU was signed by Uniphy and included proposals for certain agreements ("Definitive Agreements") between the three parties relating to the provision of physician and health care services and supplies to participants in Prudential's insured and managed health care plans for a period of 20 years. Under these proposals, MMG will receive compensation from Prudential at a capitation rate which is a percentage of gross premium. Prudential will also pay to MMG amounts on a PMPM basis for the performance of utilization management services. MMG will become financially responsible for the provision and delivery of substantially all covered services currently provided to Prudential's Commercial HMO members. Prudential will provide claims payment services without charge to MMG and UniPhy. However, MMG may take over from Prudential the claims payment function, in which case Prudential would compensate MMG.

     If the Definitive Agreements have not been executed by September 30, 1997, the new MSA (see Note 2) can be rendered void at the option of Prudential or MMG.

     Effective July 1, 1997, Prudential will lease to MMG the Prudential-owned health centers and will sublease to MMG the Prudential-leased health centers as well as MMG's administrative space. An amount representing rent on these facilities, will be deducted from the professional fee capitation compensation paid to MMG. An agreement will be executed to purchase from Prudential certain furniture, fixtures and equipment in the health centers.

     Effective January 1, 1997, the shareholders of MMG elected to have the corporation treated as a Subchapter S corporation.

                          MERIDIAN MEDICAL GROUP, INC.

                                 BALANCE SHEETS
                    DECEMBER 31, 1996 AND SEPTEMBER 30, 1997

                                     ASSETS

                                                                  DECEMBER 31,   SEPTEMBER 30,
                                                                      1996           1997
                                                                  ------------   -------------
                                                                                  (UNAUDITED)
Current assets:
  Cash and equivalents..........................................  $ 1,347,778     $   488,309
  Due from PruCare..............................................    5,389,932       2,132,345
  Patient accounts receivable, net of allowance for doubtful
     accounts of $275,595 and $196,000..........................      967,938       1,319,111
  Supply inventories............................................      253,291         190,183
  Prepaid expenses and other assets.............................      709,378         532,484
  Current taxes receivable......................................    1,249,200       1,249,200
  Investments -- deferred compensation plan.....................      799,604
                                                                  -----------      ----------
          Total current assets..................................   10,717,121       5,911,632
Restricted cash.................................................      313,456         320,584
Property and equipment, net.....................................      231,303         517,221
Other assets....................................................                       35,000
                                                                  -----------      ----------
          Total assets..........................................  $11,261,880     $ 6,784,437
                                                                  ===========      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.........................  $ 1,383,202     $ 1,073,705
  Accrued payroll...............................................    1,587,400       1,203,411
  Employee bonus................................................    5,478,219
  Pension.......................................................      583,016
  Deferred compensation plan....................................    1,582,674
  Current maturities of notes payable...........................                    3,300,000
  Current portion of accrued liability for professional
     liability claims...........................................      625,000         625,000
                                                                  -----------      ----------
          Total current liabilities.............................   11,239,511       6,202,116
                                                                  -----------      ----------
Notes payable...................................................      200,000
Accrued liability for professional liability claims, net of
  current portion...............................................      721,000         756,042
                                                                  -----------      ----------
          Total liabilities.....................................   12,160,511       6,958,158
                                                                  -----------      ----------
Commitments and contingencies
Stockholders' deficit:
  Common stock, voting; $.01 par value; authorized 2,000,000
     shares; issued shares, 260,525 and 243,075.................        2,431           2,605
  Common Stock, nonvoting; $.01 par value; authorized 1,000,000 shares; issued shares, 0 and 0.............................
  Capital in excess of par value................................      476,851         538,221
  Notes receivable from stockholders on sale of stock...........     (118,505)        (83,517)
  Accumulated deficit...........................................   (1,259,408)       (631,030)
                                                                  -----------      ----------
          Total stockholders' deficit...........................     (898,631)       (173,721)
                                                                  -----------      ----------
          Total liabilities and stockholders' equity............  $11,261,880     $ 6,784,437
                                                                  ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                          MERIDIAN MEDICAL GROUP, INC.

                          STATEMENTS OF (LOSS) INCOME
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1996            1997
                                                                    -----------     -----------
                                                                            (UNAUDITED)
Revenue:
  Premium revenue from PruCare..................................    $30,730,421     $40,889,939
  Contract revenue from PruCare.................................     12,373,371
  Net patient service revenue...................................      3,223,994       4,635,316
  Additional compensation from PruCare..........................      3,609,507       2,433,972
                                                                    -----------     -----------
          Total revenue.........................................     49,937,293      47,959,227
                                                                    -----------     -----------
Expenses:
  Salaries and benefits.........................................     29,069,039      22,727,093
  General and administrative....................................      2,354,191       4,251,135
  Supply expense................................................      2,119,726       2,181,276
  Laboratory expense............................................        978,760         840,373
  Capitated physicians..........................................     10,301,958       9,661,602
  Medical and professional fees.................................      4,376,506       5,729,378
  Medical malpractice costs.....................................        724,987         770,647
  Provision for bad debts.......................................        145,306         345,377
  Other physician services and temporary providers..............        317,027       1,077,590
                                                                    -----------     -----------
          Total expenses........................................     50,387,500      47,584,471
                                                                    -----------     -----------
Operating (loss) income.........................................       (450,207)        374,756
Nonoperating income:
  Interest and other income, net................................        157,519         253,622
                                                                    -----------     -----------
(Loss) income before income taxes...............................       (298,688)        628,378
Provision for income taxes......................................         35,519
                                                                    -----------     -----------
Net (loss) income...............................................    $  (334,207)    $   628,378
                                                                    ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                          MERIDIAN MEDICAL GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                        FOR THE NINE MONTH
                                                                           PERIODS ENDED
                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1996            1997
                                                                    -----------     -----------
                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income...............................................  $  (334,207)    $   628,378
  Adjustments to reconcile net (loss) income to net cash provided by operating activities:
     Depreciation.................................................       13,937         103,504
     Provision for doubtful accounts..............................      145,306         345,377
     Deferred taxes...............................................     (258,237)
     Change in assets and liabilities:
       Due from PruCare...........................................   (1,512,255)      3,257,587
       Patient accounts receivable................................     (554,326)       (696,550)
       Supply inventories.........................................      156,534          63,108
       Prepaid expenses and other assets..........................     (475,621)        176,894
       Accounts payable and accrued expenses......................     (414,456)       (309,497)
       Accrued expenses and other.................................    3,700,682      (6,410,183)
       Other assets...............................................            0         (35,000)
                                                                    -----------     -----------
       Total adjustments..........................................      801,564      (3,504,760)
                                                                    -----------     -----------
       Net cash (used) provided by operating activities...........      467,357      (2,876,382)
                                                                    -----------     -----------
Cash flows from investing activities:
  Purchases of property and equipment.............................      (84,912)       (389,422)
  Decrease (increase) in investments -- deferred compensation
     plan.........................................................     (219,994)       (783,070)
  Increase in restricted cash.....................................       (7,194)         (7,128)
                                                                    -----------     -----------
     Net cash used in investing activities........................     (312,100)     (1,179,620)
                                                                    -----------     -----------
Cash flows from financing activities:
  Treasury stock purchased and retired............................      (24,396)        (20,625)
  Repayment on notes receivable from stockholders.................      117,163         117,158
  Proceeds from notes payable.....................................                    3,100,000
                                                                    -----------     -----------
     Net cash provided by financing activities....................       92,767       3,196,533
                                                                    -----------     -----------
Net (decrease) increase in cash...................................      248,024        (859,469)
Cash and equivalents at beginning of year.........................    2,225,928       1,347,778
                                                                    -----------     -----------
Cash and equivalents at end of period.............................  $ 2,473,952     $   488,309
                                                                    ===========     ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for income taxes......................  $   306,000     $         0
                                                                    ===========     ===========
  Cash paid during the year for interest..........................  $         0     $   140,879
                                                                    ===========     ===========
Supplemental disclosure of noncash financing activities:
  Meridian issued a 10% stock dividend for $85,635 in 1996.

   The accompanying notes are an integral part of these financial statements.

                          MERIDIAN MEDICAL GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                 FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997

     1. In the opinion of management, the accompanying unaudited financial statements of Meridian Medical Group, Inc. (MMG or the Company) contain all adjustments necessary to present fairly the financial position at September 30, 1997 and the results of operations and cash flows for the nine month periods ended September 30, 1996 and 1997. These financial statements should be read in conjunction with the notes to the financial statements for the year ended December 31, 1996.

     2. Subsequent to September 30, 1997, MMG entered into a letter of intent to merge into FPA Medical Management, Inc. (FPA), a physician practice management company. As a result of the merger, Meridian will cease to exist as a separate entity.

     Subsequent to September 30, 1997, MMG signed a new medical services agreement (MSA) with Prudential Health Care Plan, Inc. ("PruCare") effective January 1, 1998. This agreement is a global capitation arrangement whereby MMG receives a fixed monthly payment per enrollee and is responsible for providing each enrollee with substantially all medical services, including inpatient and outpatient services. The initial term of this contract is for three months and is scheduled to expire on March 31, 1998. Upon the closing of the transaction with FPA and execution of a new MSA, which will be between FPA and PruCare, the termination penalty of $1 million will be waived.

     3. Effective January 1, 1997, MMG elected to become a Subchapter S corporation for income tax purposes. Accordingly, there is no income tax provision in 1997.

     4. In January 1997 MMG terminated both non-qualified deferred compensation plans and final distribution to employees occurred in March 1997.

     5. During the period ended September 30, 1997, MMG borrowed an additional $3.1 million on their revolving line of credit. The total balance outstanding at September 30, 1997 was $3.3 million. Subsequent to September 30, 1997, this amount was converted to a 60 month note. As of September 30, 1997 Meridian was not in compliance with certain ratios contained within the covenants which resulted in all outstanding debt being reflected as current at September 30, 1997.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                         DATED AS OF FEBRUARY 10, 1998

                                 BY AND BETWEEN

                          FPA MEDICAL MANAGEMENT, INC.

                                      AND

                          MERIDIAN MEDICAL GROUP, INC.

     This AGREEMENT AND PLAN OF MERGER dated as of February 10, 1998 is made and entered into by and between FPA Medical Management, Inc., a Delaware corporation ("FPA"), and Meridian Medical Group, Inc., a Georgia professional corporation (the "Company").

     WHEREAS, FPA and the Company have each determined that it is advisable and in their best interests to consummate, and have approved, the business combination transaction provided for herein in which the Company would merge with and into FPA (the "Merger"); and

     WHEREAS, FPA and the Company desire to make certain representations, warranties and agreements in connection with the transactions contemplated by the Merger and also to prescribe various conditions to the Merger;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.01 The Merger. At the Effective Time (as defined in Section 1.02), upon the terms and subject to the conditions of this Agreement, the Company shall be merged with and into FPA in accordance with the Delaware Corporations Code (the "Delaware Code"). FPA shall be the surviving corporation in the Merger (the "Surviving Corporation"). FPA and the Company are sometimes referred to herein as the "Constituent Corporations". As a result of the Merger, the outstanding shares of capital stock of the Constituent Corporations shall be converted or canceled in the manner provided in Article II.

     1.02 Effective Time. At the Closing (as defined in Section 1.03), a certificate of merger (the "Certificate of Merger") shall be duly prepared and executed by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware (the "Secretary of State") for filing, as provided in Section 252 of the Delaware Code on, or as soon as practicable after, the Closing Date (as defined in Section 1.03). The Merger shall become effective at the time provided in the Certificate of Merger (the date and time being referred to herein as the "Effective Time").

     1.03 Closing. The closing of the Merger (the "Closing") will take place at the offices of Ballard Spahr Andrews & Ingersoll, 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania, or at such other place as the parties hereto mutually agree, on a date and at a time to be specified by the parties, which shall in no event be later than 10:00 a.m., Pacific time, on the day the conditions set forth in Article VII have been satisfied or, if permissible, waived in accordance with this Agreement, or on such other date as the parties hereto mutually agree (the "Closing Date"). At the Closing there shall be delivered to FPA and the Company the certificates and other documents and instruments required to be delivered under Article VII.

     1.04 Certificate of Incorporation and Bylaws of the Surviving
Corporation. At the Effective Time, (i) the Certificate of Incorporation of FPA as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation and (ii) the Bylaws of FPA as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

     1.05 Directors and Officers of the Surviving Corporation. The directors and officers of FPA, respectively, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

     1.06 Effects of the Merger. Subject to the foregoing, the effects of the Merger shall be as provided in the applicable provisions of the Delaware Code.

     1.07 Further Assurances. Each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by the other to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, rights, approvals, immunities and franchises of either of the Constituent Corporations or to effect the other purposes of this Agreement.

                                   ARTICLE II

                               EXCHANGE OF SHARES

     2.01 Exchange of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

          (a) Capital Stock of the Company. Each issued and outstanding share of the common stock, par value $.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration as described below.

          (b) Cancellation of Treasury Stock and Stock Owned by FPA and Subsidiaries. All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by FPA or any Subsidiary (as hereinafter defined) of FPA shall be canceled and retired and shall cease to exist and no stock of FPA or other consideration shall be delivered in exchange therefor. As used in this Agreement, "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, (i) of which more than fifty percent (50%) of either the equity interests in, or the voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party or (ii) which is a professional corporation owned by at least one physician who (x) is an officer and director of such party and is qualified under the laws of such professional corporation's state of incorporation to hold an ownership interest therein or (y) has executed a succession or similar stockholder agreement with such party.

          (c) Exchange of Company Common Stock. The Merger Consideration shall consist of FPA Consideration and the Contingent Consideration.

          (i) FPA Consideration shall be determined as follows:

             (A) In the event the average of the closing prices of FPA Common Stock for the twenty-one (21) consecutive trading days ending on the second trading day prior to Closing (as defined below) as reported on the Nasdaq National Market System ("Nasdaq") (the "Closing Price") is equal to or greater than $14.94 and equal to or less than $21.06, then FPA Consideration shall consist of One Million One Hundred Sixty-four Thousand Eight Hundred Eighty-nine (1,164,889) shares of fully paid and nonassessable shares of common stock, par value $0.002 per share of FPA ("FPA Common Stock"), decreased by the number of shares equal to the quotient of (y) the amount of the Employee Compensation Liability (as defined in Section 5.01(b)) payable at Closing divided by (z) the Closing Price.

             (B) In the event the Closing Price is greater than $21.06, then FPA Consideration shall be determined by dividing Twenty-four Million Five Hundred Thirty-two Thousand Five Hundred Sixty-two Dollars ($24,532,562) by the Closing Price, decreased by the number of shares equal to the quotient of (y) the amount of the Employee Compensation Liability payable at Closing divided by (z) the Closing Price.

             (C) In the event the Closing Price is less than $14.94, then FPA Consideration shall be determined by dividing Seventeen Million Four Hundred Three Thousand Four Hundred Forty-two Dollars ($17,403,442) by the Closing Price, decreased by the number of shares equal to the quotient of (y) the amount of the Employee Compensation Liability payable at Closing divided by (z) the Closing Price.

          FPA Consideration shall also consist of cash equal to the excess of One Million Five Hundred Thousand Dollars ($1,500,000) over the actual amount of the Professional Fee Liability (as defined in Section 6.10) and the Special Bonus Liability (as defined in the last sentence of Section 5.01).

          (ii) Within sixty (60) days following the end of the twelve-month period commencing as of the Effective Time, FPA shall deliver to the shareholders of the Company (the "Company Shareholders") the Contingent Consideration, if any. For each One Million Dollars ($1,000,000) during the twelve-month period beginning on the day after the Closing Date that the revenues, as determined in accordance with generally accepted accounting principles and FPA's customary practice in assigning medical group revenues (and excluding any administrative support payments) of FPA/Meridian Medical Group, P.C., a to-be-formed Georgia professional corporation ("Medical Group"), exceed Ninety-seven Million Nine Hundred Sixty-seven Thousand One Hundred Eighty-five Dollars ($97,967,185), the Contingent Consideration shall be One Million Dollars ($1,000,000), but in no event shall the Contingent Consideration exceed Five Million Dollars ($5,000,000). The Contingent Consideration shall not be pro rated between each One Million Dollars ($1,000,000) of Medical Group's revenues attained, e.g., if Medical Group's revenues are One Hundred Million Dollars ($100,000,000), the amount of the Contingent Consideration would be Two Million Dollars ($2,000,000). The amount of the Contingent Consideration shall be reduced by a contingent bonus payable upon the achievement of the Medical Group revenue targets described in this Section 2.01(c)(ii) to the persons listed on Schedule
     2.01 (the "Contingent Employee Compensation"). The Contingent Consideration shall be payable in cash. The Contingent Employee Consideration shall be payable in cash at the same time as the Contingent Consideration.

          (iii) Notwithstanding the foregoing, fractional shares of FPA Common Stock that would be issuable to any holder of Company Common Stock shall be treated in accordance with Section 2.01(d).

          (iv) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive for each share of Company Common Stock outstanding as of the Effective Time, (A) that number of shares of FPA Common Stock equal to (x) FPA Consideration divided by (y) the aggregate number of shares of Company Common Stock issued and outstanding as of the Effective Time, (B) the Contingent Consideration divided by (z) the aggregate number of shares of Company Common Stock issued and outstanding as of the Effective Time and (C) any cash in lieu of fractional shares of FPA Common Stock to be issued or paid in consideration therefor (determined in accordance with Section 2.02(d)), upon the surrender of such certificate in accordance with Section 2.02, without interest.

          (d) Fractional Shares. No fractional shares of FPA Common Stock shall be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to receive a fraction of a share of FPA Common Stock (after aggregating all fractional shares of FPA Common Stock to be received by such holder), shall receive from FPA an amount of cash (rounded up to the nearest whole cent) equal to the product of (i) the fraction of a share of FPA Common Stock to which such holder would otherwise be entitled, times (ii) the Closing Price.

          (e) Company Options. On or before the Effective Time, the Company will cancel any options to acquire Company Common Stock that have not otherwise been exercised prior to the Effective Time.

     2.02 Exchange of Certificates.

     (a) Exchange Agent. On the Closing Date, FPA shall deposit with American Stock Transfer & Trust Company, or any other bank or trust company designated before the Effective Time by FPA and reasonably acceptable to the Company (the "Exchange Agent"), certificates representing the number of duly authorized whole shares of FPA Common Stock issuable in connection with the Merger plus (A) an amount of cash equal to the aggregate amount payable in lieu of fractional shares in accordance with Section 2.01(d) and (B) the aggregate amount of cash described in the last sentence of Section 2.01(c)(i), to be held for the benefit of and distributed to such holders in accordance with this Section. The Exchange Agent shall agree to hold such shares of FPA Common Stock and funds (such shares of FPA Common Stock and funds, together with earnings thereon, being referred to herein as the "Exchange Fund") for delivery as contemplated by this Section and upon such additional terms as may be agreed upon by the Exchange Agent, the Company and FPA before the Effective Time. If for any reason (including losses), the amount of cash in the Exchange Fund is inadequate to pay the cash amounts to which holders of shares of Company Common Stock shall be entitled pursuant to
Section 2.01(d), FPA shall make available additional funds for the payment thereof.

     (b) Company Common Stock Exchange Procedures. As soon as reasonably practicable after the Effective Time, FPA shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (individually, a "Certificate" and collectively, the "Certificates") whose shares are to be exchanged pursuant to Section 2.01(c) into the right to receive FPA Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as FPA may reasonably specify) and (ii) instructions for use in effecting the surrender of Certificates in exchange for certificates representing shares of FPA Common Stock, plus (A) cash in lieu of fractional shares in accordance with Section 2.01(d) and (B) the portion of the cash amount described in the last sentence of Section 2.01(c)(i). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and completed in accordance with its terms, the holder of such Certificate shall be entitled to receive a certificate representing that number of whole shares of FPA Common Stock, plus (A) the portion of the amount of cash described in the last sentence of Section 2.01(c)(i) and (B) the cash amount payable in lieu of fractional shares in accordance with Section 2.01(d), which such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In no event shall the holder of any Certificate be entitled to receive interest on any funds to be received in the Merger. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing that number of whole shares of FPA Common Stock, plus (A) the cash amount payable in lieu of fractional shares in accordance with Section 2.01(d) and (B) the portion of the amount of cash described in the last sentence of
Section 2.01(c)(i), may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time for all corporate purposes of FPA, to represent ownership of the number of shares of FPA Common Stock into which the number of shares of Company Common Stock shown thereon have been converted as contemplated by this Article II.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to FPA Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of FPA Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.01(d) until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of FPA Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time which theretofore became payable, but which were not paid by reason of the immediately preceding sentence, with respect to such whole shares of FPA Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of FPA Common Stock.

     (d) No Further Ownership Rights in Company Common Stock. All shares of FPA Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 2.01(d)) shall be deemed to have been issued at the Effective Time in full satisfaction of all rights pertaining to the shares of Company Common Stock represented thereby except for the right to receive the Contingent Consideration, if any. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of FPA of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to FPA for any reason, they shall be canceled and exchanged as provided in this Section.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to FPA that:

     3.01 Organization and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing (individually or in the aggregate) would not have an effect that is materially adverse to the business, condition (financial or otherwise), properties, assets (including intangible assets), liabilities (including contingent liabilities), prospects, or results of operations of the Company or any of its Subsidiaries, taken as a whole (a "Material Adverse Effect"). The Company has all requisite corporate power and authority to execute and deliver this Agreement.

     3.02 Subsidiaries. Section 3.02 of the letter dated the date hereof and delivered to FPA by the Company concurrently with the execution and delivery of this Agreement (the "Company Disclosure Letter") lists each Subsidiary of the Company, together with its jurisdiction of incorporation or organization. All of the outstanding shares of capital stock of each such Subsidiary have been validly issued and are fully paid and nonassessable and, except as set forth on
Schedule 2.2, owned by the Company, by another Subsidiary of the Company, or by the Company and another such Subsidiary, free and clear of all pledges, claims, liens, charges, encumbrances, and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the capital stock of its Subsidiaries and except for the ownership interests set forth in Schedule 2.2, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, or other entity.

     3.03 Authority Relative to this Agreement. The Company has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. This Agreement has been duly and validly executed by the Company and constitutes a valid and legally binding obligation of the Company, enforceable against it in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3.04 Capital Stock of the Company.

     (a) The authorized capital stock of the Company consists of 2,000,000 shares of Company voting common stock and 1,000,000 shares of Company non-voting common stock (collectively, the "Company Common Stock"). As of December 31, 1997, 252,175 shares of Common Stock were issued and outstanding and no shares of Common Stock are held by the Company in its treasury. As of the Effective Time, there will be no outstanding options to purchase shares of Company Common Stock and no shares of capital stock of the Company will be reserved for issuance upon the exercise of options. All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes, or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth above, as of the date hereof, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements, or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which it is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking (together, "Options"). As of the date hereof, there are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem, or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries. The Company has furnished to FPA true and correct copies of the Company's articles of incorporation and bylaws as in effect as of the date hereof. The offers and sales of all of the outstanding shares of capital stock of the Company were at all relevant times either registered under the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws or exempt from such requirements.

     (b) Except as disclosed in Section 3.04(c) of the Company Disclosure Letter, all of the outstanding shares of capital stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by the Company or a Subsidiary wholly owned, directly or indirectly, by the Company, free and clear of any Lien. Except as disclosed in Section 3.04(c) of the Company Disclosure Letter, there are no (i) outstanding Options obligating the Company or (ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than the Company or any Subsidiary wholly owned, directly or indirectly by the Company with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of the Company.

     (c) The Company Common Stock set forth on Section 3.04(c) of the Company Disclosure Letter constitutes all of the shares of Company Common Stock owned by the shareholders of the Company (the "Company Shareholders"), either directly or indirectly.

     3.05 Non-Contravention; Approvals and Consents.

     (a) The execution and delivery of this Agreement by the Company does not, and, except as provided in Section 3.05(a) of the Company Disclosure Letter, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of the Company or any of its Subsidiaries, or (ii) (x) any statute, law, rule, regulation or ordinance (together, "Laws"), or any judgment, decree, order, writ, permit or license (together, "Orders"), of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision (a "Governmental or Regulatory Authority"), applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, or (y) any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (together, "Contracts") to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole, or adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement.

     (b) Except (i) for filings with any governmental authorities that are required in connection with the transactions contemplated by this Agreement pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (ii) for the filing of the Certificate of Merger and other appropriate merger documents required by the Delaware Code with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business, (iii) the filing of the Proxy Statement/Prospectus (as defined in Section 3.22 hereof) with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the declaration of effectiveness thereof by the Commission and filings with various blue sky authorities and (iv) as disclosed in Section 3.05 of the Company Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any Law or Order of any Governmental or Regulatory Authority or any contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole or adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement.

     3.06 Financial Statements. The Company has delivered to FPA a true and complete copy of the following financial statements: (i) the audited consolidated balance sheets of the Company as of December 31, 1995 and 1996 and the related audited consolidated income statements and statements of cash flows for each of the fiscal years then; and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 1997 and the unaudited consolidated income statements and statements of cash flows for such interim period (the "Company Financial Statements"). As of their respective dates and for the respective periods then ended, the audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company Financial Statements (A) were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (B) fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments which are not expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries taken as a whole and to the absence of certain footnote disclosures) the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended and (C ) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Subsidiary of the Company is treated as a consolidated Subsidiary of the Company in the Company Financial Statements for all periods presented.

     3.07 Absence of Changes. Except for matters reflected or reserved against in the balance sheet for the period ended December 31, 1996 included in the Company Financial Statements, since December 31, 1996, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course, consistent with past practice and there has been no change and no development in the business, properties, operations, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries taken as a whole, that had or would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

     3.08 Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the balance sheet for the period ended December 31, 1996 included in the Company Financial Statements, neither the Company nor any of its Subsidiaries had at such date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), except liabilities or obligations (i) which were incurred in the ordinary course of business consistent with past practice or (ii) which have not been, and could not be reasonably expected to be, individually or in the aggregate, Materially Adverse to the Company and its Subsidiaries, taken as a whole.

     3.09 Legal Proceedings. Except as disclosed in Section 3.09 of the Company Disclosure Letter, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting, nor to the knowledge of the Company and its Subsidiaries are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, the Company or any of its Subsidiaries or any of their respective assets and properties which, individually or in the aggregate, could be reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole, or on the ability of the Company to consummate the transactions contemplated by this Agreement, (ii) neither neither the Company nor any of its Subsidiaries is subject to any Order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having or would be reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement and (iii) there are no material Medicare, Medicaid or other managed care recoupment or recoupments of any third-party payor being sought, threatened, requested or claimed against the Company or any of its Subsidiaries.

     3.10 Contracts and Commitments. Section 3.10 of the Company Disclosure Letter contains a true and complete list of each of the following written, or to the Company's knowledge, oral, contracts (the "Material Contracts") to which the Company or any of its Subsidiaries is a party: (i) all Contracts (excluding Company Employee Benefit Plans which can be terminated at will without subjecting the Company or any of its Subsidiaries to cost or penalty) providing for a commitment for employment or consultation services for a specified or unspecified term to, or otherwise relating to employment or the termination of employment of, any employee; (ii) all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of the Company or any of its Subsidiaries to engage in any business activity or compete with any Person in connection with their respective businesses or prohibiting or limiting the ability of any Person to compete with the Company or any of its Subsidiaries in connection with their respective businesses; (iii) all partnership, joint venture, shareholders' or other similar Contracts with any Person in connection with the Company's or any of its Subsidiaries' businesses; (iv) all Contracts between the Company or any of its Subsidiaries and all hospitals, hospital systems, physician groups, pharmacies, laboratories, home health care agencies, nursing facilities, mental health providers, therapists and other allied health care professionals and institutions (collectively "Providers"); (v) all Contracts relating to the future disposition or acquisition of assets of the Company or any of its Subsidiaries, other than dispositions or acquisitions in the ordinary course of business; (vi) all other Contracts with respect to the Company and its Subsidiaries that (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any of its Subsidiaries of more than $100,000 annually and (B) cannot be terminated within sixty (60) days after giving notice of termination without resulting in any material cost or penalty to the Company or any of its Subsidiaries. There is no default or event that with notice or lapse or time, or both, would constitute a material default by the Company or any of its Subsidiaries under any of the Material Contracts to which it is a party. Neither the Company nor any of its Subsidiaries has received notice of a default under any Material Contract by any party thereto. Each of the Material Contracts is enforceable against the Company or any of its Subsidiaries, as the case may be, in accordance with its terms, except as such enforceability may be limited by general principles of equity or by bankruptcy, insolvency or other similar laws relating to rights of creditors.

Neither the Company nor any of its Subsidiaries has received notice that any party to any of the Material Contracts intends to cancel or terminate any of the Material Contracts or to exercise or not exercise any options under any of the Material Contracts.

     3.11 Taxes. The Company and each of its Subsidiaries have filed all tax returns that are required to have been filed by them in any jurisdiction for all periods ending on or prior to the Effective Time and such tax returns are true, correct and complete in all material respects, and the Company and each of its Subsidiaries have paid all taxes shown to be due and payable on such returns and all other taxes and assessments payable by them to the extent the same have become due and payable and before they have become delinquent, except for any taxes and assessments the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company has set aside on its books reserves (segregated to the extent required by generally accepted accounting principles, consistently applied throughout the specified period and in the immediately comparable period) deemed by it in its reasonable discretion to be adequate. The Company has no knowledge of any proposed material tax assessment, obligation or other claim against the Company or any of its Subsidiaries. There are no material liens for taxes upon any property or assets of the Company or any Subsidiary thereof, except for liens for taxes not yet due. Except as disclosed in Section
3.11 of the Company Disclosure Letter, there are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service ("IRS") or any other governmental taxing authority with respect to taxes of the Company or any of its Subsidiaries which, if decided adversely, singly or in the aggregate, would have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of taxes with any entity that is not a Subsidiary of the Company other than agreements the consequences of which are adequately reserved for in the Company Financial Statements. Neither the Company nor any of its Subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code").

     3.12 Employee Benefit Plans; ERISA.

     (a) Except as set forth in Section 3.12 of the Company Disclosure Letter:

          (i) to the knowledge of the Company, no prohibited transaction within the meaning of Section 406 or 407 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code with respect to any Company Employee Benefit Plan (as defined below) has occurred during the five-year period preceding the date of this Agreement;

          (ii) there is no outstanding liability (except for premiums due) under Title IV of ERISA with respect to any Company Employee Benefit Plan;

          (iii) neither the Pension Benefit Guaranty Corporation (the "PBGC"), the Company nor any of its Subsidiaries has instituted proceedings to terminate any Company Employee Benefit Plan;

          (iv) full payment has been made of all amounts which the Company or any of its Subsidiaries were required to have paid as a contribution to the Company Employee Benefit Plans as of the last day of the most recent fiscal year of each of the Company Employee Benefit Plans ended prior to the date of this Agreement, and none of the Company Employee Benefit Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each such Company Employee Benefit Plan ended prior to the date of this Agreement;

          (v) the value on a termination basis of accrued benefits under each of the Company Employee Benefit Plans which is subject to Title IV of ERISA, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Employee Benefit Plan's actuary with respect to each such Company Employee Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Company Employee Benefit Plan;

          (vi) each of the Company Employee Benefit Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited;

          (vii) each of the Company Employee Benefit Plans is, and its administration is and has been during the five-year period preceding the date of this Agreement in all material respects in compliance with, and none of the Company nor any of its Subsidiaries has received any claim or notice that any such Company Employee Benefit Plan is not in compliance with, all applicable laws and orders and prohibited transaction exemptions, including, without limitation, the requirements of ERISA;

          (viii) to the knowledge of the Company and its Subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Company Employee Benefit Plans other than claims for benefits in the normal course;

          (ix) to the knowledge of the Company and its Subsidiaries, during the five-year period preceding the date of this Agreement, none of the Company or any of its Subsidiaries has entered into any transaction which could subject such entity to liability under Section 302(c)(ii), 4062, 4063, 4064, or 4069 of ERISA and no "reportable event" within the meaning of
     Section 4043 of ERISA has occurred with respect to any Company Employee Benefit Plan;

          (x) none of the Company or any of its Subsidiaries is in default in performing any of its contractual obligations under any of the Company Employee Benefit Plans or any related trust agreement or insurance contract;

          (xi) there are no material outstanding liabilities of any Company Employee Benefit Plan other than liabilities for benefits to be paid to participants in such Company Employee Benefit Plan and their beneficiaries in accordance with the terms of such Company Employee Benefit Plan; and

          (xii) none of the Company or any of its Subsidiaries maintains or is obligated to provide benefits under any life, medical or health plan which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Reconciliation Act of 1985, as amended.

     (b) Except as set forth in Section 3.12 of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will accelerate benefits under any Company Employee Benefit Plan.

     (c) As used herein:

          (i) "Company Employee Benefit Plan" means any Plan entered into, established, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and on or prior to the Effective Time and, in the case of a Plan which is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the five-year period preceding the date of this Agreement; and

          (ii) "Plan" means any employment, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen's compensation or other insurance, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy or arrangement of any kind, whether written or oral, including, but not limited to any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

     3.13 Title to Assets. Each of the Company and its Subsidiaries is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all of their respective properties and assets primarily used in their respective businesses and material to the condition (financial or other) of such businesses taken as a whole, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current taxes, payments of which are not yet delinquent, (ii) such

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imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value of or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company's or any of its Subsidiaries' business operations (in the manner presently carried on by the Company and its Subsidiaries) or (iii) as disclosed in the Company Financial Statements, and except for such matters which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. All leases under which the Company or any of its Subsidiaries leases any substantial amount of real or personal property have been made available to FPA and are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default of the Company or any of its Subsidiaries other than defaults under such leases which in the aggregate would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

     3.14 Permits, Etc. Each of the Company and its Subsidiaries owns or validly holds all licenses, permits, certificates of authority, registrations, franchises and similar consents granted or issued by any applicable Governmental or Regulatory Authority, used or held for use which are required to conduct and material to the condition of their respective businesses taken as a whole.

     3.15 Compliance with Laws. Neither the Company nor any of its Subsidiaries is in violation of, or has violated, any applicable provisions of any Laws or any term of any Order binding against it, except for violations which do not have and would not have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Section 3.15 of the Company Disclosure Letter sets forth a complete list of the Company's and its Subsidiaries' licenses, permits and authorizations ("Permits") other than those not material to the business or operations of Company or its Subsidiaries. Since 1992, no state or federal governmental entity has revoked or materially limited any license or certificate of authority of the Company or any of its Subsidiaries material to their respective businesses, and no investigation or proceeding is pending or, to the Company's knowledge, threatened, which involves the revocation or material limitation of any of such licenses or certificates. The Company is not in possession of any information which would lead such party to believe that any licenses or permits necessary to the conduct of the business of the Company and its Subsidiaries as presently conducted will not remain in full force and effect for the complete duration of their terms. The Company has made available to FPA all material filings made to, and all inspection or compliance reports or correspondence received from, Governmental Entities for the last three years and will make available to FPA all other Permits as requested by FPA. Each of such filings was in material compliance with all applicable laws and regulations.

     3.16 Fraud and Abuse. Neither the Company, its Subsidiaries, nor its officers and employees and to the knowledge of the Company, agents, independent contractors and any of the Company's Providers, have engaged in any activities which are prohibited under U.S.C. Section 1320a-7b, or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including but not limited to the following: (i) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment; (ii) knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment; (iii) failure to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; and (iv) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration (A) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid, or (B) in return for purchasing, leasing or ordering or arranging for or recommending purchasing, leasing or ordering any good, facilities, service or item for which payment may be made in whole or in part by Medicare or Medicaid.

     3.17 Labor Controversies.

     (a) There are no material controversies pending or, to the knowledge of the Company, threatened between the Company and any representatives of any of the Company's or any of its Subsidiaries' employees.

     (b) There are no material organizational efforts presently being made involving any of the presently unorganized employees of the Company or any of its Subsidiaries.

     (c) Each of the Company and its Subsidiaries has complied in all material respects with all laws relating to the employment of labor, including without limitation, any provisions thereof relating to wages, hours, collective bargaining, and the payment of social security and similar taxes.

     (d) No person has asserted that the Company or any of its Subsidiaries is liable in any material amount for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing (subject to the proviso set forth in subparagraph (a) above), except for such controversies, organizational efforts, on-compliance and liabilities which, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

     3.18 Insurance. Section 3.18 of the Company Disclosure Letter lists all policies of fire, liability, life and employee health, environmental, medical malpractice, errors and omissions, workers' compensation and other forms of insurance currently held and maintained by the Company and its Subsidiaries (the "Insurance Policies"). The Company believes that such Insurance Policies are commercially reasonable in amount and coverage. All of the Insurance Policies are in full force and effect, all billed premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will have been paid on or prior to the Closing Date and no written notice of cancellation or termination has been received with respect to any such Policy, except for failures to pay or cancellations or terminations which would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

     3.19 Guaranties. Neither the Company nor any of its Subsidiaries has executed any guaranty or otherwise agreed to be a guarantor of any liability or obligation (including indebtedness) of any other person.

     3.20 Compliance with Laws. Neither the Company nor any of its Subsidiaries is in violation of, or has violated, any applicable provisions of any Laws or any term of any Order binding against it, except for violations which do not have and would not have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

     3.21 Full Disclosure. No information furnished by or on behalf of the Company and its Subsidiaries to FPA and its Subsidiaries pursuant to this Agreement and any information contained in the Company Disclosure Schedule and other Schedules to this Agreement, at any time prior to the Closing Date, contains nor will it contain any untrue statement of a material fact and does not and will not omit to state any material fact necessary to make any statement, in light of the circumstances under which such statement is made, not misleading.

     3.22 Registration Statement and Proxy Statement/Prospectus. None of the information to be supplied by the Company or any of its Subsidiaries for inclusion in the (i) Registration Statement on Form S-4 to be filed under the Securities Act with the Commission by FPA in connection with the Merger for the purpose of registering the shares of FPA Common Stock to be issued in the Merger (the "Registration Statement") or (ii) the proxy statement/prospectus to be distributed in connection with the Company's meeting of its shareholders to vote upon this Agreement and the transactions contemplated hereby (the "Proxy Statement" and together with the prospectus included in the Registration Statement, the "Proxy Statement/Prospectus") will, in the case of the Proxy Statement/Prospectus or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus and any amendments or supplements thereto, and at the meeting of the shareholders of the Company to be held in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meeting of the shareholders of the

Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Proxy Statement/Prospectus, as of its effective time, will comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information supplied by FPA for inclusion therein.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF FPA

     FPA represents and warrants to the Company as follows:

     4.01 Organization and Qualification. Each of FPA and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except (in the case of any Subsidiary) for such failures to be so organized, existing and in good standing or to have such power and authority which, individually or in the aggregate, are not having and could not be reasonably expected to have a Material Adverse Effect on FPA and its Subsidiaries taken as a whole. Each of FPA and its Subsidiaries is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, are not having and would not be reasonably expected to have a Material Adverse Effect on FPA and its Subsidiaries taken as a whole.

     4.02 Capital Stock. (a) The authorized capital stock of FPA consists solely of 98,000,000 shares of FPA Common Stock and 2,000,000 shares of preferred stock, par value $0.002 per share ("FPA Preferred Stock"). As of December 31, 1997, 42,799,488 shares of FPA Common Stock were issued and outstanding, no shares were held in the treasury of FPA, options to purchase 7,992,797 shares of FPA Common Stock were outstanding under FPA Option Plans and 532,163 shares were reserved for issuance pursuant to the exercise of outstanding warrants ("FPA Warrants"). There has been no change in the number of issued and outstanding shares of FPA Common Stock or shares of FPA Common Stock held in treasury or reserved for issuance since such date other than as a result of the exercise of options pursuant to FPA Option Plans or the exercise of FPA Warrants. As of the date hereof, no shares of FPA Preferred Stock are issued and outstanding. All of the issued and outstanding shares of FPA Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable (including pursuant to this Agreement), duly authorized, validly issued, fully paid and nonassessable. Except pursuant to this Agreement and except as set forth in Section 4.02 of FPA Disclosure Letter or in FPA SEC Reports (as defined in Section 4.05), there are no outstanding Options obligating FPA or any of its Subsidiaries to issue or sell any shares of capital stock of FPA or to grant, extend or enter into any Option with respect thereto, and there are no rights to register any of FPA's securities under the Securities Act.

     (b) Except as disclosed in FPA SEC Reports, all of the outstanding shares of capital stock of each Subsidiary of FPA are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by FPA or a Subsidiary wholly owned, directly or indirectly, by FPA, free and clear of any Liens. There are no (i) outstanding Options obligating FPA or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of FPA or to grant, extend or enter into any such Option or (ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than FPA or a Subsidiary wholly owned, directly or indirectly, by FPA with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of FPA.

     (c) There are no outstanding contractual obligations of FPA or any Subsidiary of FPA to repurchase, redeem or otherwise acquire any shares of FPA Common Stock or any capital stock of any Subsidiary of FPA

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

or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of FPA or any other person.

     4.03 Authority Relative to this Agreement. FPA has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by FPA and the consummation by FPA of the transactions contemplated hereby have been duly and validly approved by its Board of Directors, and no other corporate proceedings on the part of FPA are necessary to authorize the execution, delivery and performance of this Agreement by FPA and the consummation by FPA of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by FPA and constitutes a legal, valid and binding obligation of FPA enforceable against FPA in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     4.04 Non-Contravention; Approvals and Consents.

     (a) The execution and delivery of this Agreement by FPA does not, and the performance by FPA of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of FPA or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of FPA or any of its Subsidiaries, or (ii)
(x) any Laws or Orders of any Governmental or Regulatory Authority applicable to FPA or any of its Subsidiaries or any of their respective assets or properties, or (y) any contracts to which FPA or any of its Subsidiaries is a party or by which FPA or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole or adversely affect the ability of FPA to consummate the transactions contemplated by this Agreement.

     (b) Except (i) for filings with any state securities authorities that are required in connection with the transactions contemplated by this Agreement, including the HSR Act, (ii) for the filing of the Certificate of Merger and other appropriate merger documents required by the Delaware Code with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business and (iii) the filing of the Proxy Statement/Prospectus with the Commission pursuant to the Securities Act and the declaration of effectiveness of the Registration Statement thereof by the Commission and filings with various state blue sky authorities, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any Law or Order of any Governmental or Regulatory Authority or any contract to which FPA or any of its Subsidiaries is a party or by which FPA or any of its Subsidiaries or any of their respective assets or properties is bound for the execution and delivery of this Agreement by FPA, the performance by FPA of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole or adversely affect the ability of FPA to consummate the transactions contemplated by this Agreement.

     4.05 SEC Reports and Financial Statements. FPA has made available to the Company prior to the execution of this Agreement a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by FPA or any of its Subsidiaries with the SEC since January 1, 1997 (as such documents have since the time of their filing been amended or supplemented, the "FPA SEC Reports"), which are all the

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

documents (other than preliminary material) that FPA and its Subsidiaries were required to file with the SEC since such date. As of their respective dates, FPA SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and
(ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in FPA SEC Reports (the "FPA Financial Statements") complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the
SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments which are not expected to have, individually or in the aggregate, a Material Adverse Effect on FPA and its Subsidiaries taken as a whole, the consolidated financial position of FPA and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

     4.06 Absence of Certain Changes or Events. Except as disclosed in FPA SEC Reports filed prior to the date of this Agreement, since September 30, 1997 there has not been any change, event or development having, individually or in the aggregate, a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole.

     4.07 Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the balance sheet for the period ended September 30, 1997 included in FPA Financial Statements, neither FPA nor any of its Subsidiaries had at such date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of FPA and its consolidated Subsidiaries (including the notes thereto), except liabilities or obligations (i) which were incurred in the ordinary course of business consistent with past practice or (ii) which have not been, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole.

     4.08 Legal Proceedings. Except as disclosed in FPA SEC Reports filed prior to the date of this Agreement, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of FPA and its Subsidiaries, threatened against, relating to or affecting, nor to the knowledge of FPA and its Subsidiaries are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, FPA or any of its Subsidiaries or any of their respective assets and properties which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole or adversely affect the ability FPA to consummate the transactions contemplated by this Agreement, (ii) neither FPA nor any of its Subsidiaries is subject to any Order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having or would be reasonably expected to have a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole or adversely affect the ability of FPA to consummate the transactions contemplated by this Agreement and
(iii) there are no material Medicare, Medicaid or other managed care recoupment or recoupments of any third-party payor being sought, threatened, requested or claimed against FPA or any of its Subsidiaries.

     4.09 Taxes. FPA and each its Subsidiaries has filed all tax returns that are required to have been filed by it in any jurisdiction, for all periods ending on or prior to the Effective Time (except for any permitted extensions of time to file) and such tax returns are true, correct and complete in all material respects, and FPA and each of its Subsidiaries has paid all taxes shown to be due and payable on such returns and all other taxes and assessments payable by it to the extent the same have become due and payable and before they have become delinquent, except for any taxes and assessments the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which FPA has set aside on its books reserves (segregated to the extent required by generally accepted accounting principles deemed by it in its reasonable discretion to be adequate. FPA has no knowledge of any proposed material tax assessment, obligation or other claim against FPA or any of its Subsidiaries, and in the opinion of FPA all tax liabilities of FPA and its Subsidiaries are adequately provided for on the books of FPA. There are no material liens for taxes upon any property or assets of FPA or any Subsidiary thereof, except for liens for taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to taxes of FPA or any of its Subsidiaries which, if decided adversely, singly or in the aggregate, would have a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole. Neither FPA nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of taxes with any entity that is not, directly or indirectly, a wholly-owned corporate Subsidiary of FPA other than agreements the consequences of which are adequately reserved for in FPA Financial Statements. Neither FPA nor any of its Subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code.

     4.10 Employee Benefit Plans; ERISA.

     (a) Except as disclosed in FPA SEC Reports filed prior to the date of this
Agreement:

          (i) to the knowledge of FPA and its Subsidiaries, no prohibited transaction within the meaning of Section 406 or 407 of ERISA, or Section 4975 of the Code with respect to any FPA Employee Benefit Plan (as defined below) has occurred during the five-year period preceding the date of this Agreement;

          (ii) there is no outstanding liability (except for premiums due) under Title IV of ERISA with respect to any FPA Employee Benefit Plan;

          (iii) neither the PBGC, FPA nor any of its Subsidiaries has instituted proceedings to terminate any FPA Employee Benefit Plan;

          (iv) full payment has been made of all amounts which FPA or any of its Subsidiaries were required to have paid as a contribution to FPA Employee Benefit Plans as of the last day of the most recent fiscal year of each of FPA Employee Benefit Plans ended prior to the date of this Agreement, and none of FPA Employee Benefit Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each such FPA Employee Benefit Plan ended prior to the date of this Agreement;

          (v) the value on a termination basis of accrued benefits under each of FPA Employee Benefit Plans which is subject to Title IV of ERISA, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such FPA Employee Benefit Plan's actuary with respect to each such FPA Employee Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such FPA Employee Benefit Plan;

          (vi) each of FPA Employee Benefit Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited;

          (vii) each of FPA Employee Benefit Plans is, and its administration is and has been during the five-year period preceding the date of this Agreement in all material respects in compliance with, and none of FPA nor any of its Subsidiaries has received any claim or notice that any such FPA Employee Benefit Plan is not in compliance with, all applicable laws and orders and prohibited transaction exemptions, including, without limitation, the requirements of ERISA except where any non-compliance would not have a Material Adverse Effect on FPA and its Subsidiaries taken as a whole;

          (viii) to the knowledge of FPA and its Subsidiaries, there are no material pending, threatened or anticipated claims involving any of FPA Employee Benefit Plans other than claims for benefits in the normal course;

          (ix) to the knowledge of FPA and its Subsidiaries, during the five-year period preceding the date of this Agreement, none of FPA or any of its Subsidiaries has entered into any transaction which could subject such entity to liability under Section 302(c)(ii), 4062, 4063, 4064, or 4069 of ERISA and no

     "reportable event" within the meaning of Section 4043 of ERISA has occurred with respect to any FPA Employee Benefit Plan;

          (x) none of FPA or any of its Subsidiaries is in default in performing any of its contractual obligations under any of FPA Employee Benefit Plans or any related trust agreement or insurance contract;

          (xi) there are no material outstanding liabilities of any FPA Employee Benefit Plan other than liabilities for benefits to be paid to participants in such FPA Employee Benefit Plan and their beneficiaries in accordance with the terms of such FPA Employee Benefit Plan; and

          (xii) none of FPA or any of its Subsidiaries maintains or is obligated to provide benefits under any life, medical or health plan which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Reconciliation Act of 1985, as amended.

     (b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby constitutes a change in control or has or will accelerate benefits under any FPA Employee Benefit Plan.

     (c) As used herein "FPA Employee Benefit Plan" means any Plan entered into, established, maintained, contributed to or required to be contributed to by FPA or any of its Subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and on or prior to the Effective Time and, in the case of a Plan which is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the five-year period preceding the date of this Agreement.

     4.11 Title to Assets. FPA and its Subsidiaries are in possession of and have good title to, or have valid leasehold interests in or valid rights under contract to use, all of their respective properties and assets primarily used in their respective businesses and material to the condition (financial or other) of such businesses taken as a whole, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value of or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair FPA's business operations (in the manner presently carried on by FPA and its Subsidiaries) or (iii) as disclosed in FPA SEC Reports, and except for such matters which, individually or in the aggregate, would not have a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole. All leases under which FPA leases any substantial amount of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event by FPA or its Subsidiaries which, with notice or lapse of time or both, would become a default other than defaults under such leases which in the aggregate would not have a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole.

     4.12 Permits, Etc. FPA and its Subsidiaries own or validly hold all licenses, permits, certificates of authority, registrations, franchises and similar consents granted or issued by any applicable Governmental or Regulatory Authority, used or held for use and material to the condition of their respective businesses taken as a whole, except for such permits the failure to own or hold would not, individually or in the aggregate, have a Material Adverse Effect on FPA and its Subsidiaries, taken as a whole.

     4.13 Tax-Free Reorganization. FPA has not taken or agreed to take any action that would interfere with the ability of FPA to treat the Merger as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

     4.14 Registration Statement and Proxy Statement/Prospectus. None of the information to be supplied by FPA or any of its Subsidiaries for inclusion in the (i) Registration Statement or (ii) the Proxy Statement/Prospectus will, in the case of the Proxy Statement/Prospectus or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus and any amendments or supplements thereto, and at the meeting of the shareholders of the Company to be held in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state

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any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meeting of the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Proxy Statement/Prospectus, as of its effective time, will comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by FPA with respect to information supplied by the Company or its Subsidiaries for inclusion therein.

                                   ARTICLE V

                                   COVENANTS

     5.01 Covenants of the Company. At all times from and after the date hereof until the Effective Time, the Company covenants and agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, or to the extent that FPA shall otherwise consent in writing):

          (a) The Company and each of its Subsidiaries shall conduct their respective businesses only in, and none of the Company and such Subsidiaries shall take any action except in the ordinary course consistent with past practice.

          (b) Without limiting the generality of paragraph (a) of this Section,
     (i) the Company and its Subsidiaries shall use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation, to keep available the services of their key officers and employees, to maintain their respective assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on their respectivetheir tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve their respective relationships with customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws and Orders of all Governmental or Regulatory Authorities applicable to them, and (ii) neither the Company shall, nor shall it permit any of its Subsidiaries to:

             (A) amend or propose to amend its certificate or articles of incorporation or bylaws (or other comparable corporate charter documents);

             (B) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, except for the declaration and payment of dividends by a wholly-owned Subsidiary solely to its parent corporation, (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto;

             (C) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto (other than (x) the issuance of shares of Company Common Stock upon exercise of previously granted options pursuant to the Company Option Plans in accordance with their present terms, (y) the issuance by a wholly owned Subsidiary of its capital stock to its parent and (z) the issuance of stock to existing shareholders as compensation for services rendered by such shareholders to the Company), or modify or amend any right of any holder of outstanding shares of capital stock or Options with respect thereto;

             (D) acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation,

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

        partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole;

             (E) other than dispositions of assets which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties;

             (F) except to the extent required by applicable law, (x) permit any material change in (A) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (y) make any material tax election or settle or compromise any material income tax liability with any Governmental or Regulatory Authority;

             (G) (x) incur (which shall not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness other than in the ordinary course of its business consistent with past practice in an aggregate principal amount exceeding $100,000 (net of any amounts of any such indebtedness discharged during such period), or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of its business consistent with past practice in an aggregate principal amount exceeding $100,000;

             (H) enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any Company Employee Benefit Plan or any other agreement or arrangement, plan or policy between such party or one of its Subsidiaries and one or more of its directors, officers or employees, or, except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company and its Subsidiaries, taken as a whole, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date hereof;

             (I) enter into any contract or amend or modify any existing contract, or engage in any new transaction, outside the ordinary course of business consistent with past practice or not on an arm's length basis, with any affiliate of the Company or any of its Subsidiaries;

             (J) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets except in the ordinary course of business consistent with past practice in an aggregate amount exceeding $100,000;

             (K) make any change in the lines of business in which it participates or is engaged; or

             (L) enter into any contract, agreement, commitment or arrangement to do or engage in any of the foregoing.

     Notwithstanding the foregoing, prior to the Effective Time, the Company shall record a liability to the employees listed on Schedule 5.01(b) (the "Employee Compensation Liability") attached hereto payable in shares of FPA Common Stock pursuant to Section 2.01(c)(i) and another liability to other employees listed on Schedule 5.01(b) (the "Special Bonus Liability") payable in cash pursuant to the last sentence of Section 2.01(c)(ii); and provided, further, the Company intends to adjust its balance sheet to zero (exclusive of the Employee Compensation Liability, the Special Bonus Liability and any Professional Fee Liability) as of the Effective Time.

     5.02 Covenants of FPA. At all times from and after the date hereof until the Effective Time, FPA covenants and agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, or to the extent that the Company shall otherwise consent in writing): (i) FPA shall not

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

make any material changes to its business or structure which could reasonably be expected to have an adverse effect on the consideration to be received by the Company Shareholders; (ii) FPA shall use all reasonable efforts to take all such actions as are necessary to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement; and (iii) FPA shall not take any action to cause the Merger not to be treated as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

     5.03 Advice of Changes. The Company shall confer on a regular and frequent basis with FPA with respect to its business and operations and other matters relevant to the Merger, and shall promptly advise FPA, orally and in writing, of any change or event, including, without limitation, any complaint, investigation or hearing by any Governmental or Regulatory Authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having, or which, insofar as can be reasonably foreseen, would have, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole or adversely affect the ability of the Company to consummate the transactions contemplated hereby. FPA shall deliver to the Company promptly upon filing with the SEC all FPA SEC Reports.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.01 Access to Information; Confidentiality.

     (a) The Company shall, and shall cause each of its Subsidiaries to, throughout the period from the date hereof to the Effective Time, (i) provide FPA and its directors, officers, employees, legal, investment, banking and financial advisors, accountants and any other agents and representatives (collectively, "Representatives") with full access, upon reasonable prior notice and during normal business hours, to the Company and its Subsidiaries and their respective assets, properties, books and records, but only to the extent that such access does not unreasonably interfere with the business and operations of the Company and its Subsidiaries and (ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by the Company and its Subsidiaries pursuant to the requirements of federal or state securities laws or filed with any other Governmental or Regulatory Authority, and (y) all other information and data (including, without limitation, copies of Contracts, Company Employee Benefit Plans and other books and records) concerning the business and operations of the Company and its Subsidiaries as FPA or any of such other persons reasonably may request. FPA shall deliver promptly to the Company upon filing with the SEC all FPA SEC Reports.

     (b) Each party will hold, and will use its best efforts to cause its Representatives to hold, in strict confidence, unless (i) compelled to disclose by judicial or administrative process or by other requirements of applicable Laws of Governmental or Regulatory Authorities (including, without limitation, in connection with obtaining the necessary approvals of this Agreement or the transactions contemplated hereby of Governmental or Regulatory Authorities), or
(ii) disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other party and its Subsidiaries furnished to it by such other party or its Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (x) previously known by the Company or FPA, as the case may be, or its Representatives, (y) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of the Company or FPA, as the case may be, and its Representatives or (z) later acquired by the Company or FPA, as the case may be, or its Representatives from another source if the recipient is not aware that such source is under an obligation to the Company or FPA, as the case may be, to keep such documents and information confidential. In the event that this Agreement is terminated without the transactions contemplated hereby having been consummated, upon the request of the Company or FPA, as the case may be, the other party will, and will cause its Representatives to, promptly (and in no event later than five (5) days after such request) redeliver or cause to be redelivered all copies of documents and information furnished by the Company or FPA, as the case may be, or its Representatives to such party and its Representatives in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the Company or FPA, as the case may be, or its Representatives.

     6.02 Registration Statement and Proxy Statement/Prospectus. FPA shall file with the Commission as soon as is reasonably practicable after the date hereof the Proxy Statement/Prospectus and shall use all reasonable efforts to have the Registration Statement declared effective by the Commission as promptly as practicable. FPA shall also take any action required to be taken under applicable state blue sky, securities laws or rules or regulations of Nasdaq in connection with the issuance of FPA Common Stock pursuant hereto. FPA and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding two sentences.

     6.03 Inclusion of Shares on Nasdaq. FPA shall file the application for original listing of the shares of FPA Common Stock to be issued in the Merger in accordance with this Agreement on or before the Closing Date.

     6.04 Approval of Company Shareholders. The Company shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for approval of the shareholders of the Company at a meeting of shareholders and shall use all reasonable efforts to obtain shareholder approval and adoption of this Agreement and the transactions contemplated hereby (the "Company Shareholders' Approval") as soon as reasonably practicable after the date hereof. Such meeting of shareholders shall be held as soon as practicable following the date upon which the Registration Statement becomes effective. Subject to the exercise of fiduciary obligations under applicable law as advised by independent counsel, the Company shall recommend, through its Board of Directors, to the shareholders of the Company that it is in the best interest of the shareholders to approve this Agreement and the transactions contemplated hereby, and shall use its best efforts to obtain such approval. Subject to the foregoing, the Company (i) acknowledges that a breach of its covenant contained in this Section to convene a meeting of its shareholders and call for a vote thereat with respect to the approval of this Agreement and the Merger will result in irreparable harm to FPA which will not be compensable in monetary damages and (ii) agrees that such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to FPA for a breach of such covenant.

     6.05 Regulatory and Other Approvals. Without limiting the provision of Sections 6.04, each of the Company and FPA will proceed diligently and in good faith and will use all commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable,
(i) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties required of FPA, the Company or any of their Subsidiaries to consummate the Merger and the other matters contemplated hereby, and (ii) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as the other party or such Governmental or Regulatory Authorities or other public or private third parties may reasonably request in connection therewith.

     6.06 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.

     6.07 Notice and Cure. Each of FPA and the Company will notify the other in writing of, and contemporaneously will provide the other with true and complete copies of any and all information or documents relating to, and will use best efforts to cure before the Closing, any event, transaction or circumstance, as soon as practical after it becomes known to such party, occurring after the date of this Agreement that causes or will cause any covenant or agreement of FPA or the Company, as the case may be, under this Agreement to be breached or that renders or will render untrue any representation or warranty of FPA or the Company, as the case may be, contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. Each of FPA and the Company also will notify the other in writing of, and will use best efforts to cure, before the Closing, any violation or breach, as soon as practical after it becomes known to such party, of any representation, warranty, covenant or agreement made by FPA or the Company, as the case may be, in this Agreement, whether occurring or arising prior to, on or after the date of this Agreement.

     6.08 Fulfillment of Conditions. Subject to the terms and conditions of this Agreement, each of FPA and the Company will take or cause to be taken all steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the other's obligations contained in this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and neither FPA nor the Company will, nor will it permit any of its Subsidiaries to, take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

     6.09 No Solicitations. Prior to the Effective Time, the Company agrees (a) that neither it nor any of its Subsidiaries, and it shall use its best efforts to cause their respective Representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, consolidation or other business combination including the Company or any of its Subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of (i) all or any significant portion of the assets of the Company and its Subsidiaries, taken as a whole, (ii) any of the outstanding shares of Company Common Stock, or (iii) any of the outstanding shares of capital stock of any Subsidiary of the Company (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by this Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will notify FPA as soon as commercially reasonable if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any such person or group; and (c) that it will, prior to accepting any Alternative Proposal, (i) receive a determination from an independent financial advisor that such Alternative Proposal is more favorable (from a financial point of view) to the Company's shareholders than the Merger, (ii) determine in the exercise of its fiduciary obligations under applicable law as advised by independent counsel that such Alternative Proposal is more favorable to the Company's shareholders than the Merger, and (iii) deliver to FPA a definitive agreement of such Alternative Proposal or a description of the material terms thereof and, except as would violate a fiduciary or contractual obligation, a copy of any information provided by such person or group, including the identity of such person or group, and give FPA at least three (3) days to offer a counterproposal prior to executing such definitive agreement; provided, however, that nothing contained in this Section shall prohibit the Board of Directors of the Company from (1) furnishing information to or entering into discussions or negotiations with any person or group that makes an unsolicited bona fide Alternative Proposal, if, and only to the extent that, (A) the Board of Directors of the Company, based upon the written opinion of outside counsel (a copy of which shall be provided promptly to FPA), determines in good faith that such action is required or appropriate for the Board of Directors to comply with its fiduciary duties to shareholders imposed by law, (B) the Board of Directors has reasonably concluded in good faith that the person or group making such Alternative Proposal will have adequate sources of financing to consummate such Alternative Proposal and that such Alternative Proposal is more favorable to the Company's shareholders than the Merger and (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or group, the Company provides written notice to FPA to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group; and (2) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Proposal.

     6.10 Brokers or Finders. Each of FPA and the Company represents, as to itself and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, other than fees for which the representing party is solely responsible. Each of FPA, on the one hand, and the Company, on the other hand, shall indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any such fee or commission or expenses related thereto asserted by any person on the basis of any act or statement alleged to have been made by such party of its affiliate. Notwithstanding the foregoing, FPA shall assume the obligations of the Company for the fees and expenses owed to KPMG Peat Marwick LLP, Kilpatrick Stockton LLP, and Coopers & Lybrand LLP incurred in connection with the Merger and the transactions contemplated hereby to the extent that such aggregate fees and expenses do not exceed One Million Five Hundred Thousand Dollars ($1,500,000) (the "Professional Fee Liability") reduced by the amount of the Special Bonus Liability.

     6.11 Employee Benefit Matters. Prior to the Effective Time, FPA and the Company shall agree on termination of certain of the Company Employee Benefit Plans and the Company shall use its reasonable best efforts to cause such Plans to be terminated as of the Effective Time. From and after the Effective Time, FPA and FPA of Georgia, Inc., a Georgia corporation and wholly-owned subsidiary of FPA ("FPA-GA"), as the case may be, shall provide each Company non-physician employee who becomes an employee of FPA or FPA-GA (and, to the extent applicable, the employee's respective eligible dependents) (the "Retained Employees") benefits which are substantially similar to those provided under FPA Employee Benefit Plans applicable to similarly-situated employees of FPA or its affiliates. For purposes of determining eligibility to participate, vesting and benefit eligibility in any FPA Employee Benefit Plan (other than FPA Employee Stock Purchase Plan), FPA shall give each Retained Employee full credit for the service credited to such employee under the applicable Company Employee Benefit Plans and shall waive any applicable waiting periods under FPA Employee Benefit Plans. Notwithstanding the foregoing, FPA shall provide the Retained Employees with credit for, and shall assume the Company's liability with respect to, up to a maximum of 160 hours of accrued vacation.

     6.12 Medical Services Agreement. As of the Effective Time, FPA-GA and Prudential Health Care Plan of Georgia, Inc. ("PruCare Georgia") shall enter into a medical services agreement (the "Medical Services Agreement") substantially in the form of the Medical Services Agreement set forth as Exhibit A attached hereto.

     6.13 Asset Purchase and Facilities Agreement between FPA-GA and PruCare Georgia. As of the Effective Time, FPA-GA and PruCare Georgia shall enter into an agreement for the sale and assignment of certain assets (the "Asset Purchase Agreement") substantially in the form of the Asset Purchase Agreement set forth as Exhibit B attached hereto shall be effective.

     6.14 Conversion of the Company to Business Corporation. If required, immediately prior to the Merger, the Company shall cause its Articles of Incorporation to be amended (and a Certificate of Amendment to be filed with the Georgia Secretary of State) whereby the Company converts from a professional corporation to a business corporation.

     6.15 Physician Employment Agreements. The Company will recommend to each physician employee of the Company, including the Company Shareholders (collectively, the "Company Physicians") to the amendment and assignment of their current employment agreements with the Company in substantially the form attached hereto as Exhibit C (the "Physician Employment Agreements") to Medical Group.

                                  ARTICLE VII

                                   CONDITIONS

     7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

          (a) Registration Statement; State Securities Laws. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and FPA shall have received all state securities or "Blue Sky" permits and other authorizations, if any, necessary to issue FPA Common Stock pursuant to this Agreement and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have instituted by the Commission or any state regulatory authorities.

          (b) Company Shareholder Approval. The Company's shareholders shall have approved this Agreement and the transactions contemplated hereby.

          (c) No Injunctions or Restraints. No court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger or the other transactions contemplated by this Agreement.

        (d) Governmental and Regulatory Consents and Approvals. Other than the filing provided for by Section 1.02, all consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority or any other public or private third parties required of FPA, the Company or any of their Subsidiaries to consummate the Merger and the other matters contemplated hereby, the failure of which to be obtained or taken would be reasonably expected to have a Material Adverse Effect on FPA and its Subsidiaries taken as a whole, or adversely affect the ability of FPA and the Company to consummate the transactions contemplated hereby shall have been obtained.

          (e) Inclusion of Shares on Nasdaq. The shares of FPA Common Stock issuable to the Company's shareholders in the Merger in accordance with this Agreement shall have been approved for inclusion on the Nasdaq.

     7.02 Conditions to Obligation of FPA to Effect the Merger. The obligation of FPA to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by FPA in its sole discretion):

          (a) Representations and Warranties. Each of the representations and warranties made by the Company in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, and the Company shall have delivered to FPA a certificate, dated the Closing Date and executed on behalf of the Company by its Chairman of the Board, President or any Executive or Senior Vice President, to such effect.

          (b) Performance of Obligations. The Company shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company at or prior to the Closing, and the Company shall have delivered to FPA a certificate, dated the Closing Date and executed on behalf of the Company by its Chairman of the Board, President or any Executive or Senior Vice President, to such effect.

          (c) Orders and Laws. There shall not have been issued, enacted, promulgated or deemed applicable to the Company, the Surviving Corporation, any of their respective Subsidiaries or the transactions contemplated by this Agreement any Order or Law of any Governmental or Regulatory Authority which is then in effect and which could be reasonably expected to result in a material diminution of the benefits of the Merger to FPA, and there shall not be pending or threatened on the Closing Date any action, suit or proceeding in, before or by any Governmental or Regulatory Authority which could be reasonably expected to result in any such issuance, enactment, promulgation or deemed applicability of any such Order or Law or of any Order or Law referred to in Section 7.01(d).

          (d) Contractual Consents. The Company and its Subsidiaries shall have received all consents (or in lieu thereof waivers) from parties to each Contract disclosed pursuant to Section 3.05(b).

          (e) No Material Adverse Change. Since the date of this Agreement, there shall not have been either (i) a decrease of ten percent (10%) or more [plus one] in the number of physicians (calculated on a full-time equivalent basis) employed by the Company or (ii) a reduction in the number of PruCare covered lives serviced by the Company to less than 67,700 (76,932 times 88%) of such covered lives, which, taken as a whole, have had or could be reasonably expected to have, a Material Adverse Effect on the Company and its Subsidiaries.

          (f) Proceedings. All proceedings to be taken on the part of the Company in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to FPA, and FPA shall have received copies of all such documents and other evidences as FPA may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

          (g) Opinion of Counsel. FPA shall have received the opinions of Kilpatrick Stockton LLP and Morris, Manning & Martin, counsel to the Company, dated the Closing Date, in form reasonably acceptable to FPA.

          (h) Contractual Consents. FPA and its Subsidiaries shall have received all consents (or in lieu thereof waivers) from parties to each Contract disclosed pursuant to Section 3.10.

          (i) Asset Purchase Agreement. The Asset Purchase Agreement shall be effective.

          (j) Medical Services Agreement. The Medical Services Agreement shall be effective.

          (k) Physician Employment Agreements. The Company Physicians representing at least ninety percent (90%) of the Company Physicians as of the date of this Agreement [minus one] (calculated on a full-time equivalent basis) shall have entered into the Physician Employment Agreements with the Medical Group.

     7.03 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by the Company in its sole discretion):

          (a) Representations and Warranties. Each of the representations and warranties made by FPA in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, and FPA shall each have delivered to the Company a certificate, dated the Closing Date and executed on behalf of FPA by its Chairman of the Board, President or any Executive or Senior Vice President.

          (b) Performance of Obligations. FPA shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by FPA at or prior to the Closing, and FPA shall have delivered to the Company a certificate, dated the Closing Date and executed on behalf of FPA by its Chairman of the Board, President or any Executive or Senior Vice President.

          (c) Orders and Laws. There shall not have been issued, enacted, promulgated or deemed applicable to FPA, its Subsidiaries or the transactions contemplated by this Agreement any Order or Law of any Governmental or Regulatory Authority which is then in effect and which could be reasonably expected to result in a material diminution of the benefits of the Merger to the Company, and there shall not be pending or threatened on the Closing Date any action, suit or proceeding in, before or by any Governmental or Regulatory Authority which could be reasonably expected to result in any such issuance, enactment, promulgation or deemed applicability of any such Order or Law or of any Order or Law referred to in Section 7.01(d).

          (d) Proceedings. All proceedings to be taken on the part of FPA in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company, and the Company shall have received copies of all such documents and other evidences as the Company may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

          (e) Opinion of Counsel. The Company shall have received the opinions of Ballard Spahr Andrews & Ingersoll, counsel to FPA, and James A. Lebovitz, General Counsel of FPA, dated the Closing Date, in form reasonably acceptable to the Company.

                                   ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time:

          (a) by mutual written agreement of the parties hereto duly authorized by action taken by or on behalf of their respective Boards of Directors;

          (b) by either the Company or FPA upon notification to the non-terminating party by the terminating party:

             (i) at any time after June 30, 1998 if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

             (ii) if any Governmental or Regulatory Authority, the taking of action by which is a condition to the obligations of either the Company or FPA to consummate the transactions contemplated hereby, shall have determined not to take such action and all appeals of such determination shall have been taken and have been unsuccessful;

             (iii) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the non-terminating party set forth in this Agreement which breach has not been cured within fifteen (15) business days following receipt by the non-terminating party of notice of such breach from the terminating party or assurance of such cure reasonably satisfactory to the terminating party shall not have been given by or on behalf of the non-terminating party within such fifteen (15) business day period; or

             (iv) if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an Order making illegal or otherwise restricting, preventing or prohibiting the Merger and such Order shall have become final and nonappealable.

     8.02 Effect of Termination. If this Agreement is validly terminated by either the Company or FPA pursuant to Section 8.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of either the Company or FPA (or any of their respective Representatives or affiliates), except (i) that the provisions of Sections 6.01(b) and 6.06 will continue to apply following any such termination and (ii) that nothing contained herein shall relieve any party hereto from liability for willful breach of its representations, warranties, covenants or agreements contained in this Agreement.

     8.03 Amendment. This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties hereto at any time prior to the Effective Time. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto.

     8.04 Waiver. At any time prior to the Effective Time any party hereto, by action taken by or on behalf of its Board of Directors, may to the extent permitted by applicable law (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions of the other parties hereto contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.01 Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and shall continue in full force and effect for a period of one (1) year following the Effective Time except that Section 3.11 (Taxes) shall survive until the expiration of the applicable statute of limitations. The waiver of any condition based on the accuracy of any representation or warranty, or the performance or compliance of any covenant or obligation, will not affect the right to indemnification set forth in this
Article IX. Notwithstanding the foregoing, FPA may bring a claim for fraud at any time before the end of the applicable statute of limitations.

     9.02 Indemnification.

          (a) Indemnification of FPA. Subject to the provisions of this Article IX, the Company Shareholders shall jointly and severally indemnify FPA after the Effective Time and until one (1) year following the Effective Time (the "Indemnification Period") from and against any and all damage, loss, liability and expense (including without limitation reasonable expenses of investigation and reasonable attorneys' fees and reasonable expenses in connection with any action, suit or proceeding) incurred or suffered or reasonably expected to be incurred or suffered by FPA arising out of any breach of the representations, warranties, covenants or agreements of the Company set forth herein (the "FPA Indemnifiable Damages"). Notwithstanding the foregoing, (i) FPA shall not be entitled to indemnification hereunder until FPA Indemnifiable Damages exceed Four Hundred Thousand Dollars ($400,000) and thereafter shall be entitled to indemnification for all FPA Indemnifiable Damages subject to the provisions hereof; (ii) FPA shall not be entitled to recover from the Company Shareholders more than the Merger Consideration received by the Company Shareholders for all FPA Indemnifiable Damages; and (iii) no Company Shareholder shall be responsible for FPA Indemnifiable Damages in an amount in excess of the Merger Consideration received by such Company Shareholder. FPA may obtain indemnification for any FPA Indemnifiable Damages to which this Section 9.02 (a) relates only if a claim for indemnification is made by FPA within the Indemnification Period.

          (b) Indemnification by FPA. Subject to the provisions of this Article IX, FPA agrees to indemnify the Company Shareholders after the Effective Time from and against any and all damage, loss, liability and expense (including without limitation reasonable expenses of investigation and reasonable attorneys' fees and reasonable expenses in connection with any action, suit or proceeding) incurred or suffered or reasonably expected to be incurred or suffered by the shareholders of the Company arising out of any breach of the representation and warranty of FPA contained in Section
     5.02 hereof (the "Company Shareholders Indemnifiable Damages"). Notwithstanding the foregoing, (i) the Company Shareholders shall not be entitled to indemnification hereunder until Company Shareholders Indemnifiable Damages exceed Four Hundred Thousand Dollars ($400,000) and thereafter shall be entitled to indemnification for all Company Shareholders Indemnifiable Damages subject to the provisions hereof; and
     (ii) the Company Shareholders shall not be entitled to recover from FPA more than the Merger Consideration paid by FPA for all Company Shareholders Indemnifiable Damages. FPA shall reimburse the Company Shareholders for any Company Shareholders Indemnifiable Damages to which this Section 9.02 (b) relates only if a claim for indemnification is made by the Company Shareholders within the Indemnification Period. Without limiting their obligations under this Article IX but subject to the maximum liability of each Company Shareholder for FPA Indemnifiable Damages, the Company Shareholders shall fully reimburse FPA and shall indemnify and hold FPA harmless from, any and all liability arising from or related to the case entitled ValueMark-Brawner Behavioral Health System-North, Inc. vs. Prudential Insurance Company of America and Southeastern Health Services, Inc., Civil Action No. 97110124-18 and claims related thereto.

          (d) Indemnification Procedures. A party seeking indemnification (the "Indemnitee") shall use its commercially reasonable efforts to minimize any liabilities, damages, deficiencies, claims, judgments, assessments, costs and expenses in respect of which indemnity may be sought under this Agreement. The

     Indemnitee shall give prompt written notice to the party from whom indemnification is sought (the "Indemnitor") of the assertion of a claim for indemnification, but in no event longer than thirty (30) days after service of process in the event litigation is commenced against the Indemnitee by a third party, or sixty (60) days after the assertion of such claim, or (c) one (1) year after the Effective Time, whichever shall first occur. No such notice of assertion of a claim shall satisfy the requirements of this Section 9.02(d) unless it describes in reasonable detail and in good faith the facts and circumstances upon which the asserted claim for indemnification is based. If any action or proceeding shall be brought in connection with any liability or claim to be indemnified hereunder, the Indemnitee shall provide the Indemnitor twenty
     (20) calendar days to decide whether to defend such liability or claim. During such period, the Indemnitee shall take all necessary steps to protect the interests of itself and the Indemnitor, including the filing of any necessary responsive pleadings, the seeking of emergency relief or other action necessary to maintain the status quo, subject to reimbursement from the Indemnitor of its expenses in doing so. The Indemnitor shall (with, if necessary, reservation of rights) defend such action or proceeding at its expense, using counsel selected by the insurance company insuring against any such claim and undertaking to defend such claim, or by other counsel selected by it and approved by the Indemnitee, which approval shall not be unreasonably withheld or delayed. The Indemnitor shall keep the Indemnitee fully apprised at all times of the status of the defense and shall consult with the Indemnitee prior to the settlement of any indemnified matter. The Indemnitee agrees to use reasonable efforts to cooperate with the Indemnitor in connection with its defense of indemnifiable claims. In the event the Indemnitee has a claim or claims against any third party arising out of or connected with the indemnified matter, then upon receipt of indemnification, the Indemnitee shall fully assign to the Indemnitor the entire claim or claims to the extent of the indemnification actually paid by the Indemnitor and the Indemnitor shall thereupon be subrogated with respect to such claim or claims of the Indemnitee.

     9.03 Knowledge. With respect to any representations or warranties contained herein which are made to the knowledge of the Company or FPA or any of their respective Subsidiaries, as the case may be, the knowledge of the officers, directors and employees of the Company or FPA, as the case may be, its respective Subsidiaries, shall be imputed to the Company or FPA, as the case may be, and such Subsidiaries.

     9.04 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

              If to FPA, to:

              FPA Medical Management, Inc.
              3636 Nobel Drive, Suite 200
              San Diego, California 92122
              Attn: James A. Lebovitz, Esq.
              Facsimile No.: (619) 453-1941

               with a copy to:

               Ballard Spahr Andrews & Ingersoll
              1735 Market Street 51st floor
               Philadelphia, PA 19103-7599
               Attn: Justin Klein, Esq.
               Facsimile No.: (215) 864-8999

               If to the Company, to:

               Meridian Medical Group, Inc.
               1090 Northchase Parkway, Suite 375
               Marietta, Georgia 30067
               Attn: President
               Facsimile No.:

with a copy to:

               Kilpatrick Stockton LLP
               1100 Peachtree Street, Suite 280
               Atlanta, Georgia
               Attn: Lynn E. Fowler, Esq.
                     Jane E. Jordan, Esq.
               Facsimile No.: (404) 815-6555

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     9.05 Entire Agreement. This Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

     9.06 Public Announcements. Except as otherwise required by law or the rules of The Nasdaq National Market, so long as this Agreement is in effect, FPA and the Company will not, and will not permit any of their respective Representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld. FPA and the Company will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable.

     9.07 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and except as provided in Sections 2.01 and
2.02 (which are intended to be for the benefit of the persons entitled to therein, and may be enforced by any of such persons), it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

     9.08 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

     9.09 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     9.10 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof,
(iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

     9.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     9.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

                                          FPA MEDICAL MANAGEMENT, INC.

                                          By: /s/ JAMES A. LEBOVITZ
                                            ------------------------------------
                                          Name: James A. Lebovitz
                                          Title: Senior Vice President

                                          MERIDIAN MEDICAL GROUP, INC.

                                          By: /s/ ROBERT YOUNG, M.D.
                                            ------------------------------------
                                          Name: Robert Young, M.D.
                                          Title: President

                                                                      APPENDIX B

                      GEORGIA DISSENTERS' RIGHTS STATUTES

14-2-1301. DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Code 1981, sec. 14-2-1301, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1993, p. 1231, sec. 16.)

14-2-1302. RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, sec. 14-2-1302, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1989, p.
     946, sec. 58.)

14-2-1303. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, sec. 14-2-1303, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1320. NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken. (Code 1981, sec. 14-2-1320, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1993, p.
1231, sec. 17.)

14-2-1321. NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article. (Code 1981, sec. 14-2-1321, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1322. DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article. (Code 1981, sec. 14-2-1322, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1323. DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article. (Code 1981, sec. 14-2-1323, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1324. SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, sec. 14-2-1324, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1325. OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, sec. 14-2-1325, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1989, p. 946,
sec. 59; Ga. L. 1993, p. 1231, sec. 18.)

14-2-1326. FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure. (Code 1981, sec. 14-2-1326, enacted by Ga. L. 1988, p. 1070, sec. 1;
Ga. L. 1990, p. 257, sec. 20.)

14-2-1327. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, sec. 14-2-1327, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L.
     1989, p. 946, sec. 60; Ga. L. 1990, p. 257, sec. 21; Ga. L. 1993, p. 1231,
     sec. 19.)

14-2-1330. COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, sec. 14-2-1330, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1989, p. 946, sec. 61; Ga. L. 1993, p. 1231, sec.
20.)

14-2-1331. COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable;

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (Code 1981, sec. 14-2-1331, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1332. LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, sec. 14-2-1332, enacted by Ga. L. 1988, p.
1070, sec. 1.)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify its officers, directors, employees and agents (or persons who have served, at the corporation's request, as officers, directors, employees or agents of another corporation) against the expenses, including attorneys' fees, actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors, officers, employees or agents, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceedings, had no reason to believe his conduct was unlawful, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been adjudged to have been liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or any other court in which the suit was brought, shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     FPA's Certificate of Incorporation, as amended, has the following indemnification provisions:

     "SEVENTH"

          A. Each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgements, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Paragraph B hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article SEVENTH shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article SEVENTH or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

          B. If a claim under Paragraph A of this Article SEVENTH is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than a action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of providing such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

          C. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

          D. The Corporation may maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     FPA's By-laws similarly provide that FPA shall indemnify its officers and directors to the fullest extent permitted by the Delaware Law.

     In addition, FPA has entered into individual indemnification agreements (the "Indemnification Agreements") with each of the directors. The general effect on directors' liabilities is set forth in the provisions of the Indemnification Agreements summarized below:

     Proceedings Other Than Proceedings by or in the Right of FPA. A director shall be entitled to the rights of indemnification if, by reason of his position with FPA, he is, or is threatened to be made, a party to any threatened, pending, or completed proceeding, other than a proceeding by or in the right of FPA. In such case, such director shall be indemnified against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such proceeding or any claim, issue or matter therein, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of FPA and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

     Proceedings by or in the Right of Company. Generally, a director shall be entitled to the rights of indemnification if, by reason of his position with FPA, he is, or is threatened to be made, a party to any threatened, pending or completed proceeding brought by or in the right of FPA to procure a judgment in its favor. In such case, the director shall be indemnified against all expenses actually and reasonably incurred by him or on his behalf in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of FPA; provided, however, that if applicable law so provides, no indemnification against such expenses shall be made in respect of any claim, issue or matter in such proceeding as to which the director shall have been adjudged to be liable to FPA unless and to the extent that the Court of Chancery of the State of Delaware, or the court in which such proceeding shall have been brought or is pending, shall determine that such indemnification may be made.

     Indemnification for Expenses of a Party Who is Wholly or Partly
Successful. Notwithstanding any other provision of the Indemnification Agreements, to the extent that the director is, by reason of his position with FPA, a party to and is successful, on the merits or otherwise, in any proceeding, he shall be indemnified against all expenses actually and reasonably incurred by him or on his behalf in connection therewith. If the director is not wholly successful in such proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, FPA shall indemnify the director against all expenses actually and reasonably incurred by him or on his behalf in connection with each successfully resolved claim, issue or matter.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibit

EXHIBIT
NUMBER                                        DESCRIPTION
------    ------------------------------------------------------------------------------------
 2        Agreement and Plan of Merger dated as of February 10, 1998 by and between the
          Registrant and Meridian Medical Group, Inc. (included as Appendix A).**
 4.1      Specimen of Common Stock Certificate.*
 4.2      Form of Warrant.*
 4.3      Indenture dated as of December 18, 1996, by and between the Registrant and the
          Trustee for the 6 1/2% Convertible Subordinated Debentures (incorporated by reference to the Registrant's Current Report on Form 8-K dated December 18, 1996).
 4.4      Registration Rights Agreement dated December 13, 1996 by and among the Registrant and the Initial Purchasers of the 6 1/2% Convertible Subordinated Debentures
          (incorporated by reference to the Registrant's Current Report on Form 8-K dated
          December 18, 1996).
 4.5      Form of Rule 144A Restricted Global Debenture (incorporated by reference to the
          Registrant's Current Report on Form 8-K dated December 18, 1996).
 4.6      Form of Regulation S Global Debenture (incorporated by reference to the Registrant's
          Current Report on Form 8-K dated December 18, 1996).
 4.7      Registration Rights Agreement dated June 30, 1997 by and among the Registrant and certain stockholders of HealthCap, Inc. (incorporated by reference to Registration
          Statement No. 333-31351 at Exhibit No. 4.7).
 4.8      Form of Registration Rights Agreement by and among the Registrant and certain holders of Health Partners, Inc. Common Stock and Preferred Stock (incorporated by reference to Registration Statement No. 333-32687 at Exhibit No. 4.8).
 4.9      Registration Rights Agreement dated September 2, 1997 by and among the Registrant and the shareholders of Emergency Medical Care Incorporated (incorporated by reference to Registration Statement No. 333-32687 at Exhibit No. 4.9).
 4.10     Registration Rights Agreement dated November 26, 1996 by and among the Registrant and the shareholders of Cornerstone Physicians Corporation (incorporated by reference to Registration Statement No. 333-41989 at Exhibit No. 4.10.
 4.11     Registration Rights Agreement dated November 19, 1997 by and between the Company and
          Avanti Corporate Health Systems, Inc. (incorporated by reference to Registration
          Statement No. 333-41989 at Exhibit No. 4.11.
 5        Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
 23.1     Consent of Deloitte & Touche LLP, San Diego.
 23.2     Consent of Coopers & Lybrand L.L.P.
 23.3     Consent of KPMG Peat Marwick LLP
 23.4     Consent of Ernst & Young LLP

EXHIBIT
NUMBER                                        DESCRIPTION
------    ------------------------------------------------------------------------------------
 23.5     Consent of Deloitte & Touche LLP, Sacramento
 23.6     Consent of Stevenson, Jones, Imig, Holmaas & Kleinhans, P.C.
 23.7     Consent of Coopers & Lybrand L.L.P.
 23.8     Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5).
 24       Power of Attorney (included in Part II of Registration Statement).
 99       Form of Meridian Proxy

---------------

 * Incorporated by reference to the exhibit to the Registrant's Registration Statement on Form S-1, Reg. No. 333-97456, at the exhibit number set forth opposite such exhibit's description above.
** Schedules and attachments omitted from this exhibit will be provided to the Commission supplementally upon request, pursuant to Item 601(b) of Regulation S-K.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by person who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final application of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on February 11, 1998.

                                          FPA MEDICAL MANAGEMENT INC.

                                          By:         /s/ SETH FLAM
                                            ------------------------------------
                                                         Seth Flam
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below in so signing also makes, constitutes and appoints Seth Flam, Steven M. Lash and James A. Lebovitz, and each of them, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, with exhibits thereto and other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                   SIGNATURE                                TITLE                    DATE
-----------------------------------------------  ---------------------------  ------------------

               /s/ SOL LIZERBRAM                 Director and Chairman of     February 11, 1998
-----------------------------------------------  the Board of Directors
                 Sol Lizerbram

                 /s/ SETH FLAM                   President, Chief Executive   February 11, 1998
-----------------------------------------------  Officer and Director
                   Seth Flam                     (Principal Executive
                                                 Officer)
            /s/ STEPHEN J. DRESNICK              Director and Vice Chairman   February 11, 1998
-----------------------------------------------  of the Board of Directors
              Stephen J. Dresnick

              /s/ STEVEN M. LASH                 Executive Vice President,    February 11, 1998
-----------------------------------------------  Chief Financial Officer and
                Steven M. Lash                   Treasurer (Principal
                                                 Financial Officer)

               /s/ M. P. MORRIS                  Vice President-Finance       February 11, 1998
-----------------------------------------------  (Principal Accounting
                Michael Morris                   Officer)

              /s/ HOWARD HASSMAN                 Director                     February 11, 1998
-----------------------------------------------
                Howard Hassman

                /s/ KEVIN ELLIS                  Director                     February 11, 1998
-----------------------------------------------
                  Kevin Ellis

              /s/ SHELDON DEREZIN                Director                     February 11, 1998
-----------------------------------------------
                Sheldon Derezin

                                                 Director                     , 1998
-----------------------------------------------
Herbert A. Wertheim

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                   DESCRIPTION                                    PAGES
------    -------------------------------------------------------------------------  ------------
 2        Agreement and Plan of Merger dated as of February 10, 1998 by and between the Registrant and Meridian Medical Group, Inc. (included as Appendix
          A)**.....................................................................
 4.1      Specimen of Common Stock Certificate.*...................................
 4.2      Form of Warrant.*........................................................
 4.3      Indenture dated as of December 18, 1996, by and between the Registrant and the Trustee for the 6 1/2% Convertible Subordinated Debentures
          (incorporated by reference to the Registrant's Current Report on Form 8-K dated December 18, 1996).................................................
 4.4      Registration Rights Agreement dated December 13, 1996 by and among the
          Registrant and the Initial Purchasers of the 6 1/2% Convertible
          Subordinated Debentures (incorporated by reference to the Registrant's
          Current Report on Form 8-K dated December 18, 1996)......................
 4.5      Form of Rule 144A Restricted Global Debenture (incorporated by reference to the Registrant's Current Report on Form 8-K dated December 18,
          1996)....................................................................
 4.6      Form of Regulation S Global Debenture (incorporated by reference to the
          Registrant's Current Report on Form 8-K dated December 18, 1996).........
 4.7      Registration Rights Agreement dated June 30, 1997 by and among the
          Registrant and certain stockholders of HealthCap, Inc. (incorporated by reference to Registration Statement No. 333-31351 at Exhibit No. 4.7)....
 4.8      Form of Registration Rights Agreement by and among the Registrant and certain holders of Health Partners, Inc. Common Stock and Preferred Stock
          (incorporated by reference to Registration Statement No. 333-32687 at
          Exhibit No. 4.8).........................................................
 4.9      Registration Rights Agreement dated September 2, 1997 by and among the
          Registrant and the shareholders of Emergency Medical Care Incorporated
          (incorporated by reference to Registration Statement No. 333-32687 at
          Exhibit No. 4.9).........................................................
 4.10     Registration Rights Agreement dated November 26, 1996 by and among the
          Registrant and the shareholders of Cornerstone Physicians Corporation
          (incorporated by reference to Registration Statement No. 333-41989 at
          Exhibit No. 4.10)........................................................
 4.11     Registration Rights Agreement dated November 19, 1997 by and between the
          Company and Avanti Corporate Health Systems, Inc. (incorporated by reference to Registration Statement No. 333-41989 at Exhibit No.
          4.11)....................................................................
 5        Opinion of Ballard Spahr Andrews & Ingersoll, LLP........................
 23.1     Consent of Deloitte & Touche LLP, San Diego..............................
 23.2     Consent of Coopers & Lybrand L.L.P.......................................
 23.3     Consent of KPMG Peat Marwick LLP.........................................
 23.4     Consent of Ernst & Young LLP.............................................
 23.5     Consent of Deloitte & Touche LLP, Sacramento.............................
 23.6     Consent of Stevenson, Jones, Imig, Holmaas & Kleinhans, P.C..............
 23.7     Consent of Coopers & Lybrand L.L.P.......................................
 23.8     Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit
          5).......................................................................
 24       Power of Attorney (included in Part II of Registration Statement)........
 99       Form of Meridian Proxy...................................................

---------------

 * Incorporated by reference to the exhibit to the Registrant's Registration Statement on Form S-1, Reg. No. 333-97456, at the exhibit number set forth opposite such exhibit's description above.

** Schedules and attachments omitted from this exhibit will be provided to the Commission supplementally upon request, pursuant to Item 601(b) of Regulation S-K.